Exhibit 99.6

Update on QuÉbec’s Economic
and Financial Situation – Fall 2023

Section A

Overview

Section B

Targeted Actions for Quebecers

Section C

The Québec Economy:

Recent Developments and Outlook for 2023 and 2024

Section D

Québec’s Financial Situation

Section E

The Québec Government’s Debt

Section F

Alternative Forecast Scenarios

Section A

OVERVIEW

Summary			A.3

1.	Targeted actions for Quebecers		A.7

	1.1	$2 billion per year in indexation to benefit Quebecers	A.8

	1.2	Providing better access to housing	A.8

	1.3	Combatting homelessness and enhancing food aid	A.9

	1.4	Supporting training in specific fields	A.9

	1.5	Sustaining the climate transition and communities	A.9

	1.6	Fostering business investment	A.10

2.	Québec’s economic situation		A.11

	2.1	Moderation in economic growth to continue in 2024	A.11

	2.2	Wealth gaps with Ontario continue to narrow	A.13

3.	Québec’s financial situation		A.15

	3.1	The government remains committed to restoring fiscal balance in 2027-2028	A.15

	3.2	Financial framework	A.17

	3.3	Reducing the debt burden	A.20

4.	Alternative forecast scenarios		A.21

APPENDIX: Québec’s economic outlook 2021 to 2027			A.25

A.1

Summary

In the Update on Québec’s Economic and Financial Situation, the government is taking targeted action to meet Quebecers’ priorities. Through its prudent and responsible management of public finances, the government is in a position to take these steps while maintaining its path for restoring fiscal balance, despite a slowdown in economic growth.

☐	Economic situation

Over the past year, most major central banks have raised their policy rates to bring inflation under control. Monetary tightening is gradually taking effect. Economic activity is slowing and price growth is easing.

—	On a global scale, the economy proved resilient at the start of the year. The expected slowdown is taking place, but at a more gradual pace than initially forecast.

—	Although price growth has moderated, inflation remains high, forcing central banks to maintain their restrictive monetary policy for a longer period than initially planned.

—	Persistent inflation and a prolonged rise in interest rates will curb economic activity in 2024. Growth forecasts have been lowered for most regions.

Efforts to contain inflation will help restore an economic environment conducive to sustainable growth.

—	Controlled inflation should enable central banks to gradually ease monetary policy from spring 2024 onward.

—	More stable prices and more advantageous credit conditions will encourage the recovery of economic activity.

In Québec, economic activity moderated in 2023, as forecast in the Québec Budget Plan – March 2023.

—	Real gross domestic product (GDP) is set to rise by 0.6% in 2023, following a 2.6% increase in 2022.

However, persistent inflation and a prolonged rise in interest rates are dampening growth prospects for 2024.

—	As a result, economic activity is expected to grow by 0.7%, compared to the 1.4% increase forecast last March.

Overview	A.3

❏	Targeted actions for Quebecers

The current economic situation highlights some of the challenges facing Québec. Persistent inflation, particularly in terms of rent and the cost of food, and interest rate hikes are having an impact on the financial situation of numerous households. Although a number of measures have been taken in recent years to provide Quebecers with better financial support, the government considers it necessary to do more.

In this regard, as of January 1, 2024, taxpayers will benefit from an indexation of the personal income tax system and social assistance benefits of 5.08%, which will increase the amounts of several deductions and tax credits in particular. In concrete terms, the indexation represents nearly $8.7 billion over five years, that is $2 billion per year to the benefit of all Quebecers.1

In addition, in the Update on Québec’s Economic and Financial Situation, the government has earmarked $4.3 billion for targeted actions to meet Quebecers’ priorities, including:

—	$1.8 billion to provide better access to housing and accelerate the construction of 8 000 new affordable housing units;

—	$145 million to strengthen the fight against homelessness and enhance food aid;

—	$329 million to support training in the construction, health and social services sectors in order to attract more workers. These workers will be responsible for housing construction and the delivery of health care and social services;

—	$961 million to sustain the climate transition and communities. This amount will be invested in adapting communities to the impacts of climate change, accelerating reforestation in areas affected by forest fires and continuing to support public transit;

—	$1 billion to foster business investment by renewing the investment and innovation tax credit (C3i), as well as simplifying the investment tax assistance plan. This initiative is designed to stimulate investment, innovation and productivity, and thus the collective prosperity of Quebecers.

[1]	For example, in 2024, this indexation represents an additional $141 for the maximum amount of the Family allowance and an additional $948 for the basic income benefit for a single person.

A.4	Update on Québec’s Economic and Financial Situation

❏	Prudent and responsible management of public finances

Through its prudent and responsible management of public finances, the government is in a position to pursue its objectives, despite an economic slowdown. It remains committed to implementing Quebecers’ priorities and taking targeted actions to support them.

The budget targets set out in the plan to restore fiscal balance tabled in March 2023 are maintained. As announced, the deficit, after deposits of dedicated revenues in the Generations Fund, will be limited to $4.0 billion in 2023-2024, and will thereafter be gradually reduced by $1.0 billion per year until fiscal balance is achieved in 2027-2028.2

—	The budgetary balance, within the meaning of the public accounts, shows a deficit of $1.8 billion in 2023-2024 and surpluses as of 2025-2026.

—	Moreover, the preliminary budgetary deficit for 2022-2023, before use of the stabilization reserve, stands at $6.1 billion, a deterioration of $1.1 billion compared to last March’s budget.

Reducing the debt burden continues to be a priority, since it contributes positively to economic growth through the creation of a climate of confidence conducive to private investment and productivity growth. It also promotes intergenerational equity.

—	As at March 31, 2023, the net debt burden stood at 38.0% of GDP, which is below the pre-pandemic level of 41.1% of GDP as at March 31, 2020.

—	A gradual reduction in the net debt-to-GDP ratio to 35.9% is forecast by 2027-2028.

—	The government also set itself the objective of reducing the net debt burden to 30% of GDP by 2037-2038.[3]

The five-year financial framework forecasts average revenue growth of 3.1% and expenditure growth of 2.3%.4 After very high increases due to the pandemic, a moderation in expenditure growth is therefore expected over the next few years. This moderation is essential for:

—	presenting a responsible financial framework that inspires confidence, while ensuring adequate funding for the government’s main missions;

—	coordinating monetary and fiscal policy, to help mitigate inflation and thus allow interest rates to be reduced;

—	containing the financing program in the context of high interest rates and scarcity of capital.

[2]	Unless otherwise indicated, this document is based on budgetary and economic data available as at October 23, 2023. The budgetary data presented for 2022-2023 are preliminary results. Those presented for 2023-2024 and subsequent years are forecasts.

[3]	Changes to the Act to reduce the debt and establish the Generations Fund were proposed in this regard. These are contained in Bill 35, An Act respecting the implementation of certain provisions of the Budget Speech of 21 March 2023 and amending other provisions, which was tabled in the National Assembly on October 5, 2023.

[4]	Excluding expenditures related to COVID-19 support and recovery measures in 2022-2023, growth would stand at 5.6% in 2023-2024 and average annual growth in total expenditures would stand at 3.0% over five years.

Overview	A.5

❏	Maximizing Québec’s economic potential

The government is firmly committed to creating more wealth and increasing Québec’s economic potential. It is doing so with a clear goal in mind: to give Québec the means to achieve its ambitions.

The government has set the following ambitious objectives:

—	reducing the gap in real GDP per capita with Ontario to less than 10% by 2026;

—	catching up with Ontario’s real GDP per capita by 2036.

The major steps taken in recent years are bearing fruit.

—	Between 2019 and 2022, Québec made substantial gains in relation to living standards. This improvement has allowed it to narrow the wealth gap with Ontario from 16.1% in 2018 to 13.5% in 2022.

In pursuit of these objectives, a wide-ranging consultation was carried out in recent months with experts from the private sector and universities to identify the most promising ways of closing these gaps.5

The range of possible solutions received demonstrates the complexity of the issue. The government must remain cautious and adjust in order to act effectively. Government action in this area must therefore remain in step with the economic environment, labour market and population characteristics, and with the needs of businesses.

In the Update on Québec’s Economic and Financial Situation – Fall 2023, the government is taking strong action to encourage businesses to invest more by renewing the investment and innovation tax credit (C3i). This initiative is designed to stimulate investment, innovation and productivity, and thus the collective prosperity of Quebecers.

It will continue in this direction over the next few years, informed in particular by the recommendations arising from this consultation. This collective reflection is essential to the development of Québec’s economic potential.

[5]	The conclusions of the consultation are in the document entitled Increasing Québec’s Economic Potential – Ambitions and Means to Achieving this Goal. The briefs prepared by these experts can be consulted on the Ministère des Finances du Québec website at http://www.finances.gouv.qc.ca/ministere/outils_services/consultations_publiques/communaute_universitaire_
economique/2023_2024_ecart_de_richesse.asp (in French only).

A.6	Update on Québec’s Economic and Financial Situation

1.	TARGETED ACTIONS FOR QUEBECERS

In the fall 2023 economic and financial update, the government notes that taxpayers will benefit from a 5.08% indexation of personal income tax and social assistance benefits as of January 1, 2024. This indexation represents nearly $8.7 billion over five years, that is $2 billion per year to the benefit of all Quebecers.

In addition, the government wants to take targeted action. To this end, it has earmarked $4.3 billion over five years, including:

—	$1.8 billion to make housing more accessible, in particular through the construction of 8 000 new housing units for low- and moderate-income households and people experiencing homelessness;

—	$145 million to combat homelessness and enhance food aid by increasing support for organizations who work with the most disadvantaged Quebecers;

—	$329 million to support workforce training, in the construction and health and social services sectors in particular, enabling a greater number of workers to contribute to future construction projects in Québec as well as the delivery of health care and social services;

—	$961 million to sustain the climate transition and communities by stepping up climate change adaptation efforts, supporting communities and the forestry sector in response to the forest fires of summer 2023, and continuing to support public transit;

—	$1 billion to create a more favourable tax environment for business investment, by renewing the investment and innovation tax credit (C3i) as well as simplifying the investment tax assistance plan.

TABLE A.1

Financial impact of the targeted actions for Quebecers

(millions of dollars)

	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Indexation to benefit Quebecers	−458	−1 988	−2 033	−2 074	−2 113	−8 666
Targeted actions presented in the fall 2023 economic and financial update
Providing better access to housing	−219	−15	−853	−519	−243	−1 848
Combatting homelessness and enhancing food aid	−39	−26	−27	−27	−27	−145
Supporting training in specific fields	−199	−130	—	—	—	−329
Sustaining the climate transition and communities	−649	−101	−77	−96	−40	−961
Fostering business investment	5	21	−133	−372	−516	−995
Subtotal – Targeted actions	−1 101	−251	−1 089	−1 013	−825	−4 278
TOTAL	−1 558	−2 239	−3 123	−3 087	−2 938	−12 945

Note: Totals may not add due to rounding.

Overview	A.7

1.1	$2 billion per year in indexation to benefit Quebecers

To protect Quebecers’ purchasing power, the main parameters of the personal income tax system and social assistance programs will be significantly indexed, that is, at 5.08% as of January 1, 2024.

Indexation for the 2024 taxation year represents $2.0 billion per year to the benefit of all Quebecers, namely:

—	more than $1.8 billion from the personal income tax system;

—	nearly $146 million from social assistance benefits.

This indexation increases in particular the amounts of several deductions and tax credits, such as the basic personal amount, the maximum amount of the Family allowance and the maximum amounts of the solidarity tax credit. For example, in 2024, this indexation represents an additional $141 for the maximum amount of the Family allowance and an additional $948 for the basic income benefit for a single person.

In addition, retirees will benefit from an indexation of their Québec Pension Plan pension of more than 4%6 as of January 1, 2024.

1.2	Providing better access to housing

The government is committed to rapidly increasing the supply of housing in order to reduce pressure on prices and provide better access to housing for households. In the Update on Québec’s Economic and Financial Situation, it is therefore announcing a major investment of more than $1.8 billion over five years. These amounts will allow for the construction of 8 000 new social and affordable housing units.

—	Of these, 500 units will be reserved for people experiencing or at risk of homelessness.

In addition, to promote the access of low-income households to these new units, the government is setting aside $50 million by 2027-2028 to add 4 000 units to the Rent Supplement Program, which enables households to live in private-sector dwellings while paying rent that is limited to 25% of their income.

The government also plans to increase the Shelter Allowance Program by $57 million over five years. This investment will increase the number of households assisted to almost 150 000 in 2023-2024.

In addition to the measures planned for low-income households, the government plans to implement other targeted measures, primarily of a regulatory nature, to speed up housing construction in municipalities, in order to promote access to housing for all Quebecers.

[6]	The rate for 2024 will be known at the end of November 2023, as it is based on the change in the consumer price index for Canada between the 12-month period ending October 31, 2023 and the period ending October 31, 2022.

A.8	Update on Québec’s Economic and Financial Situation

1.3	Combatting homelessness and enhancing food aid

In response to the significant growth in the number of people without access to safe and stable housing, the economic update provides nearly $124 million over five years to boost efforts to combat homelessness, including increased support for emergency shelters.

—	Taking into account the $215 million allocated over five years to build 500 housing units for people experiencing or at risk of homelessness, the total additional investment in the fight against homelessness amounts to more than $338 million over five years.

In addition, to enable organizations to continue their work with the most vulnerable families, the government is providing nearly $21 million in 2023-2024 to increase support for various food aid organizations.

1.4	Supporting training in specific fields

In a context of the labour shortage and an aging population, the government is providing $329 million over two years to rapidly support training in the construction, and health and social services sectors:

—	$261 million to launch the Offensive formation en construction to increase the supply of labour in the construction sector;

—	$68 million to support the attractiveness of the public health and social services network.

These amounts will make it possible to train more workers, representing a significant addition to the workforce, particularly in launching several construction sites and major investment projects, such as the construction of housing units, as well as in the delivery of health care and social services.

1.5	Sustaining the climate transition and communities

The government is announcing an additional $292 million over five years to sustain climate change adaptation initiatives and mitigate the risks associated with forest fire. Taking into account the planned investments of $1.5 billion over five years, this brings to $1.8 billion the amounts invested in adapting to climate change by 2027-2028.

In addition, the government is providing $404 million over five years to support communities and the forestry sector in response to the exceptionally large forest fires in summer 2023. These funds will be used to carry out a total of $200 million in silviculture work by 2031-2032 to accelerate reforestation of areas earmarked for harvesting.

Lastly, the government is reiterating its support for public transit by providing additional emergency assistance of $265 million in 2023-2024, which represents almost 60% of the anticipated deficit of public transit bodies for 2024. This will bring the total assistance for supporting the recovery of public transit to over $2.4 billion7 since spring 2020. This action demonstrates the government’s commitment to supporting sustainable means of transportation, given the significant amount of greenhouse gas emissions produced by the transportation sector.

[7]	This amount includes a federal government contribution of $887.4 million.

Overview	A.9

1.6	Fostering business investment

In recognition of the important contribution of business investment to increasing productivity and creating wealth in Québec, the government is providing $1.3 billion over five years to renew the investment and innovation tax credit (C3i).

—	The renewed C3i will support the acquisition of manufacturing and processing equipment, computer hardware and management software, for eligible expenditures of up to $100 million over four years.

—	The measure will offer rates harmonized with those of the tax holiday for large investment projects and will be fully refundable to further stimulate investment projects.

—	The renewed C3i will help drive investments that will stimulate productivity gains in some 10 000 businesses.

In addition, the government plans to simplify the investment tax assistance plan by concentrating it in two complementary measures: the renewed C3i and the tax holiday for large investment projects, which will facilitate business investment projects. This initiative is designed to stimulate investment, innovation and productivity, and thus the collective prosperity of Quebecers.

A.10	Update on Québec’s Economic and Financial Situation

2.	QuÉbec’s economic situation

2.1	Moderation in economic growth to continue in 2024

Persistent inflation and a prolonged rise in interest rates will dampen economic activity in 2024. Forecasts have been lowered for most regions.

—	Global growth is expected to be 2.7%. In the Québec Budget Plan – March 2023, an increase of 3.1% was expected.

—	Economic expansion in Canada is forecast at 0.9%, compared to 1.6% projected in March. In the United States, real GDP growth is expected to be 1.1%, while growth of 1.3% was expected in March.

In Québec, the growth forecast for 2023 remains in line with that in Budget 2023-2024. However, the outlook is adjusted for 2024. An increase in economic activity of 0.7% is forecast, whereas in March, an increase of 1.4% was expected.

The efforts to control inflation will help restore an environment conducive to sustainable growth.

—	Over the coming quarters, excess demand is expected to continue to recede, gradually easing inflationary pressures.

—	The slowdown in price growth is expected to enable some central banks to gradually start easing monetary policy from spring 2024 onward.

—	Controlled inflation and more advantageous credit conditions will encourage the recovery of economic activity.

CHART A.1

Change in economic outlook for 2024

(real GDP, percentage change)

(1)	Global real GDP is expressed in purchasing power parity.
Sources:	Institut de la statistique du Québec, Statistics Canada, International Monetary Fund, S&P Global, Refinitiv Datastream, Bloomberg, Eurostat and Ministère des Finances du Québec.

Overview	A.11

TABLE A.2 Real GDP and its major components in Québec
(percentage change and contribution in percentage points)
	Change			Contribution
	2022	2023	2024	2022	2023	2024
Domestic demand	1.9	−0.1	0.8	2.1	−0.1	0.8
Household consumption	4.7	2.8	0.8	2.7	1.7	0.5
Residential investment	−11.5	−18.4	0.5	−0.9	−1.3	0.0
Non-residential business investment	0.5	−1.4	2.6	0.0	−0.1	0.2
Government spending and investment	1.5	0.1	0.2	0.4	0.0	0.1
External sector	—	—	—	−1.4	1.3	0.0
Exports	4.2	3.4	2.0	1.8	1.5	0.9
Imports	6.5	0.4	1.7	−3.2	−0.2	−0.9
Inventories	—	—	—	1.7	−0.9	−0.2
REAL GDP	2.6	0.6	0.7	2.6	0.6	0.7
Note: Totals may not add due to rounding. Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

A.12	Update on Québec’s Economic and Financial Situation

2.2	Wealth gaps with Ontario continue to narrow

The Québec government has set ambitious objectives for creating wealth and increasing Québec’s economic potential.8

—	Major steps have been taken to increase the potential of Québec’s economy and create more wealth. Among other things, a number of initiatives have been implemented to boost business productivity and encourage the integration and retention of workers in the labour market.

—	The government’s action is paying off. It has improved Quebecers’ standard of living. As a result, the wealth gap with Ontario has narrowed significantly.

The government intends to continue acting on the main determinants of living standards and to intensify its efforts to close the gap between Québec’s standard of living and that of Ontario.

The government intends to continue acting on the main determinants of living standards and to intensify its efforts to close the gap between Québec’s standard of living and that of Ontario.

Closure of gap in Québec’s standard of living is accelerating

Between 2015 and 2018, Québec’s average annual growth in living standards was similar to that of Ontario.

—	It averaged 1.3% annually in Québec, compared with 1.4% in Ontario.

However, there has been a change in trend since 2019.

—	Between 2019 and 2022, gains in the standard of living continued to rise in Québec (+0.7% annual average), while real GDP per capita remained relatively stable in Ontario (+0.1%).

—	Thus, Québec’s standard of living gap with Ontario narrowed accordingly from 16.1% in 2018 to 13.5% in 2022.

In both Québec and Ontario, the slowdown in economic activity in 2023 and 2024 will result in a temporary decline in real GDP per capita. Nevertheless, gains in living standards are expected to continue over the next two years.

—	The gap in living standards between Québec and Ontario is set to narrow, from 13.5% in 2022 to 12.3% in 2024.

—	The government intends to continue its efforts to increase the potential of the Québec economy and eliminate the wealth gap with Ontario.

Change in standard of living
(real GDP per capita, annual percentage change and gap in percentage points)
	2015 to 2018	2018	2019	2020	2021	2022	2023	2024
Québec	1.3	1.8	1.7	−5.7	5.7	1.4	−1.7	−0.1
Ontario	1.4	1.6	0.4	−5.9	4.6	1.6	−1.8	−0.9
GAP	—	16.1	14.6	14.4	13.2	13.5	13.3	12.3

Note: Ontario’s real GDP growth for 2023 and 2024 is the average of nine private sector institutions’ forecasts as at October 18, 2023.

Sources: Institut de la statistique du Québec, Statistics Canada, Ontario Ministry of Finance and Ministère des Finances du Québec.

[8]	For more information, see the document entitled Increasing Québec’s Economic Potential – Ambitions and Means to Achieving this Goal.

Overview	A.13

Main recommendations from the consultation

Over the past few months, the Ministère des Finances has been consulting leading experts from university, institutional and financial communities.1 The experts were asked to identify the long-term impacts of disparities in living standards, possible solutions for bridging these gaps, and the determinants for increasing Québec’s potential economic growth. The experts came up with a variety of solutions, including:

–	investing more in education and training;

–	fostering a competitive business and regulatory environment;

–	implementing a formal framework for collective wealth, which should be enshrined by law;

–	reviewing industrial policy by targeting the most promising sectors;

–	encouraging academics and researchers to transfer their expertise to the private sector;

–	developing large businesses with their decision-making centres in Québec;

–	promoting the development of large businesses with targeted measures and reducing assistance to underperforming businesses;

–	modifying certain fiscal measures for businesses, particularly reviewing the wage-based tax credits;

–	optimizing tax and budget support for R&D and the commercialization of innovations;

–	continuing to develop innovation zones and implementing an Advanced Research Projects Agency (ARPA) program in Québec, industrial laboratories of excellence, as well as large, concerted mobilizing projects in areas where Québec has a competitive advantage;

–	funding a reduction in employer contributions to the Health Services Fund via a review of tax assistance for businesses;

–	reducing the scope of the small business deduction to lower the general corporate income tax rate;

–	developing incentives to encourage investment in business capital;

–	continuing to ease the tax burden on individuals;

–	redesigning taxation methods (income tax versus sales tax) and evaluating fiscal measures;

–	introducing more generous incentives to delay retirement;

–	carrying out a comprehensive periodic review of existing programs and measures;

–	boosting productivity in both the private and public sectors;

–	digitizing public administration and adopting cutting-edge technologies.

The Ministère des Finances will, in particular, analyze the recommendations arising from this consultation over the next few months, in order to identify the most promising ways of increasing Québec’s economic potential and eliminating the wealth gap with Ontario. Moreover, in some cases, the proposals submitted confirm existing measures.

[1]	The briefs prepared by these experts can be consulted on the Ministère des Finances du Québec website at http://www.finances.gouv.qc.ca/ministere/outils_services/consultations_publiques/communaute_universitaire_
economique/2023_2024_ecart_de_richesse.asp (in French only).

A.14	Update on Québec’s Economic and Financial Situation

3.	QuÉbec’s financial situation

3.1	The government remains committed to restoring fiscal balance in 2027-2028

Despite the expected economic slowdown, the government is maintaining the budget targets set out in the plan to restore fiscal balance tabled in March 2023. As announced, the deficit, after deposits of dedicated revenues in the Generations Fund, will be limited to $4.0 billion in 2023-2024, and will thereafter be gradually reduced by $1.0 billion per year until fiscal balance is achieved in 2027-2028.

CHART A.2

Path for restoring fiscal balance

(billions of dollars)

❏	Main adjustments from 2023-2024 to 2025-2026

The adjustments related to the budgetary situation and those resulting from the implementation of targeted actions have a negative impact of about $1.0 billion per year over the period covered by the financial framework.

—	Changes in the economic and budgetary situation since Budget 2023-2024 result in an upward adjustment of $104 million in 2023-2024, a negative adjustment of $747 million in 2024-2025 and an increase of $94 million in 2025-2026.

—	Targeted actions total $1.1 billion in 2023-2024, $251 million in 2024-2025 and $1.1 billion in 2025-2026.

In this context, the government is using part of the contingency reserve to offset the effect of the main adjustments to the financial framework and to take targeted actions to meet the priorities of Quebecers.

Overview	A.15

A negative adjustment of $1 billion in tax revenue
and debt servicing in 2023-2024 due to the economic slowdown

Persistent inflation, the cumulative effects of interest rate hikes and the greater-than-expected tightening of monetary policy will moderate economic activity in 2023 and 2024.

–	Thus, after two years of sustained growth, real GDP growth is expected to slow to 0.6% in 2023.

–	The economic outlook for 2024 has also deteriorated. Real GDP growth for the year has been adjusted downward compared with what was expected in the March 2023 budget, from 1.4% to 0.7%.

–	In addition, the policy rate forecast for 2023 and 2024 has been adjusted upward compared with the March 2023 forecast.

The weaker-than-expected economic outlook has a negative impact over the forecast horizon of around $1.0 billion per year on tax revenues and debt servicing, given that they are closely tied to the main economic indicators. More specifically, for 2023-2024:

–	tax revenues are adjusted downward by $698 million compared with the March 2023 forecast, due to the unfavourable monitoring of personal income tax and corporate tax revenues;

–	debt service is adjusted upward by $403 million due to higher-than-expected interest rates.

Growth in real GDP and policy rate – 2021 to 2024	Adjustments linked to the economic slowdown – 2023-2024
(percentage change and percentage rate)	(millions of dollars)

A.16	Update on Québec’s Economic and Financial Situation

3.2	Financial framework

The multi-year financial framework of the Update on Québec’s Economic and Financial Situation reports on developments in Québec’s budgetary situation in 2023-2024 and presents the budgetary outlook up to 2027-2028.

—	Revenue amounts to $149.1 billion in 2023-2024, with growth of 3.3%. This will decrease to 2.0% in 2024-2025.

—	Expenditure amounts to $150.3 billion in 2023-2024, with growth of 2.0%. Growth will stand at 1.6% in 2024-2025.

The budgetary balance, within the meaning of public accounts, shows a deficit of $1.8 billion in 2023-20249 and surpluses as of 2025-2026.

According to the definition provided in the Balanced Budget Act, the budgetary balance presents a deficit of $4.0 billion in 2023-2024 after deposits of dedicated revenues in the Generations Fund and will be balanced in 2027-2028.

Moreover, the preliminary budgetary deficit for 2022-2023, before use of the stabilization reserve, stands at $6.1 billion. The final budgetary balance will be known later this fall when the public accounts are published.

The five-year financial framework forecasts average revenue growth of 3.1% and expenditure growth of 2.3%.10 After very high increases due to the pandemic, a moderation in expenditure growth is therefore expected over the next few years. This moderation is essential for:

—	presenting a responsible financial framework that inspires confidence, while ensuring adequate funding for the government’s main missions;

—	coordinating monetary and fiscal policy, to help mitigate inflation and thus allow interest rates to be reduced;

—	containing the financing program in the context of high interest rates and scarcity of capital.

[9]	This is an upward adjustment of $129 million in 2023-2024 compared to Budget 2023-2024.

[10]	Excluding expenditures related to COVID-19 support and recovery measures in 2022-2023, growth would stand at 5.6% in 2023-2024 and average annual growth in total expenditures would stand at 3.0% over five years.

Overview	A.17

TABLE A.3

Multi-year financial framework

(millions of dollars)

	2022-2023	2023-2024	2024-2025	2025-2026	2026-2027	2027-2028	AAGR(1)
Revenue
Personal income tax	42 251	42 677	44 171	45 898	47 624	49 387
Contributions for health services	7 914	8 310	8 506	8 773	8 964	9 153
Corporate taxes	13 243	12 563	13 320	13 829	14 536	15 087
School property tax	1 113	1 126	1 243	1 339	1 408	1 478
Consumption taxes	26 597	27 367	28 298	29 229	30 076	31 063
Duties and permits	5 741	5 821	5 926	6 073	6 368	6 467
Miscellaneous revenue	12 083	13 714	14 181	14 540	15 015	15 500
Government enterprises	6 620	5 976	6 478	6 559	7 643	7 337
Own-source revenue	115 562	117 554	122 123	126 240	131 634	135 472
% change(2)	5.4	1.7	3.9	3.4	4.3	2.9	3.2
Federal transfers	28 737	31 497	29 840	31 480	32 763	32 703
% change(3)	−1.5	9.6	−5.3	5.5	4.1	−0.2	2.6
Total revenue	144 299	149 051	151 963	157 720	164 397	168 175
% change	3.9	3.3	2.0	3.8	4.2	2.3	3.1
Expenditure
Portfolio expenditures	−137 309	−140 438	−142 663	−147 254	−151 747	−153 841
% change(4)	7.6	2.3	1.6	3.2	3.1	1.4	2.3
Debt service	−10 058	−9 867	−9 978	−9 998	−10 464	−11 055
% change(5)	16.4	−1.9	1.1	0.2	4.7	5.6	1.9
Total expenditure	−147 367	−150 305	−152 641	−157 252	−162 211	−164 896
% change(6)	8.1	2.0	1.6	3.0	3.2	1.7	2.3
Contingency reserve	—	−500	—	—	−500	−500
SURPLUS (DEFICIT) FROM OPERATIONS	−3 068	−1 754	−678	468	1 686	2 779
Deposits of dedicated revenues in the Generations Fund	−3 082	−2 241	−2 304	−2 443	−2 652	−2 775
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	−6 150	−3 995	−2 982	−1 975	−966	4
Use of the stabilization reserve	449	—	—	—	—	—
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	−5 701	−3 995	−2 982	−1 975	−966	4
Note: Totals may not add due to rounding.
(1)	Average annual growth rate, corresponding to the geometric mean over five years, from 2023-2024 to 2027-2028.
(2)	The 1.7% growth in own-source revenue in 2023-2024 is due, in particular, to a one-time decrease in revenue from government enterprises, mainly due to low runoff affecting Hydro-Québec’s exports.
(3)

The significant increase in federal transfers in 2023-2024 is due, in particular, to the additional amounts for health care announced by the government in February 2023 (nearly $1.1 billion more in 2023-2024, including a non-recurring amount of $447 million), the change in the value of the special Québec abatement and the housing agreement ($900 million over four years, including $225 million in 2023-2024).

The decrease in 2024-2025 is due, among other things, to a decline in equalization resulting from the consideration of population data from the 2021 census. In addition, the 0.2% decrease in revenue from federal transfers in 2027-2028 is mainly due to the pace of completion of federally funded infrastructure projects.

(4)	Excluding expenditures related to COVID-19 support and recovery measures in 2022-2023, growth would stand at 6.2% in 2023-2024.
Average annual growth in portfolio expenditures would stand at 3.1% over five years. In 2022-2023, growth is due in particular to the impact of the enhanced refundable senior assistance tax credit and subsidies for municipal infrastructure and social housing projects.
Growth in 2023-2024 will make it possible to finance the anticipated increase in costs tied to the delivery of government services. In 2024-2025, the 1.6% growth is due, in particular, to the decline in investments related to the end of the current period of the Gas Tax and Québec Contribution Program, the end of investments in Operation High Speed, the end of enhanced business assistance programs financed by the Labour Market Development Fund and the expiry of funding for certain government strategies in the Économie, Innovation et Énergie portfolio.
(5)	In 2022-2023, the rapid increase in interest rates led to losses on the disposal of assets in the management of the investment activities of the Sinking Fund for Government Borrowing, resulting in a significant increase in debt service. The non-recurrence of these losses explains the decrease in debt service in 2023-2024.
(6)	Excluding expenditures related to COVID-19 support and recovery measures in 2022-2023, average annual growth in total expenditures would stand at 3.0% over five years.

A.18	Update on Québec’s Economic and Financial Situation

The government’s salary increase offer to the unions representing public and parapublic sector employees totals 14.8% over five years

On October 29, 2023, the Minister Responsible for Government Administration and Chair of the Conseil du trésor presented the government’s fourth offer to unions representing public and parapublic sector employees as part of negotiations to renew the collective agreements of government employees.

The government is offering recurring increases of 13.3% over five years. These increases are in keeping with inflation forecasts and included in the financial framework of the economic update.

— Wage parameters of 10.3% are proposed over the five-year period.

— In addition, there are differentiated increases of 3.0% over five years, intended to address the issues of the current negotiations, particularly in terms of work organization.

In addition to the above, the government is proposing a lump sum payment of up to $1 000 for all employees in 2022-2023, calculated based on the hours paid during that period, representing a non-recurring increase of 1.5%. In total, the government’s offer amounts to 14.8% over five years.

Overview	A.19

3.3	Reducing the debt burden

❏	The net debt burden is lower than before the pandemic

The net debt burden was 38.0% of GDP as at March 31, 2023. This is lower than the pre-pandemic level of 41.1% of GDP as at March 31, 2020.

A gradual reduction in the net debt-to-GDP ratio to 35.9% is forecast by 2027-2028.

The government set itself the objective of reducing the net debt burden to 30% of GDP by 2037-2038.11

CHART A.3

Net debt as at March 31

(percentage of GDP)

Québec has made remarkable progress in reducing its debt load in recent decades, but it remains high nonetheless. That is why reducing the debt burden is a priority for the government. It contributes positively to economic growth through the creation of a climate of confidence conducive to private investment and productivity growth and promotes intergenerational fairness, in particular.

The government’s debt reduction strategy rests on three key elements:

—	the return to a balanced budget after deposits in the Generations Fund by 2027-2028 and the maintenance of that balance thereafter;

—	increasing deposits in the Generations Fund;

—	accelerated economic growth, stimulate by government action, that will contribute to reducing the relative weight of the debt.

[11]	Changes to the Act to reduce the debt and establish the Generations Fund were proposed in this regard. These are contained in Bill 35, An Act respecting the implementation of certain provisions of the Budget Speech of 21 March 2023 and amending other provisions, which was tabled in the National Assembly on October 5, 2023.

A.20	Update on Québec’s Economic and Financial Situation

4.	Alternative forecast scenarios

Economic activity in Québec is facing a very uncertain environment, which has persisted for some time. As a result, although the baseline scenario forecast is balanced and comparable to that of the private sector, it is not shielded from risks that could impact the economic outlook, both on the downside and the upside.

In these circumstances, and to be transparent, the Ministère des Finances has developed one alternative scenario forecasting a recession and another forecasting greater-than-anticipated growth, so that their impact on the financial framework and the Québec government’s debt can be assessed.

❏	Two alternative economic forecast scenarios

The recession scenario reflects a more pronounced economic slowdown in 2024 than forecast under the baseline scenario.

Under this scenario, Québec would experience a recession in 2024. Economic activity would fall by 0.8%, a negative gap of 1.5 percentage points in comparison to the baseline scenario.

—	This shock would be followed by a sharper rebound in 2025 and 2026 such that real GDP would return to a level equivalent to the baseline scenario by early 2027.

The strong growth scenario reflects a stronger increase in economic activity than forecast in the baseline scenario.

—	If inflation moderates faster than forecast under the baseline scenario, central banks could ease monetary policy sooner and faster.

Under this scenario, economic activity would grow by 2.2% in 2024, a positive gap of 1.5 percentage points in comparison to the baseline scenario.

—	This strong pace of growth would ease slightly in 2025 and 2026, bringing real GDP back in line with the baseline scenario by early 2027.

TABLE A.4

Real GDP – Québec

(percentage change, shock in percentage points)

	Baseline scenario	Recession scenario		Strong growth scenario
	Change	Shock	Change	Shock	Change
2023	0.6	—	0.6	—	0.6
2024	0.7	−1.5	−0.8	+1.5	2.2
2025	1.6	+0.3	1.9	−0.4	1.2
2026	1.6	+0.9	2.5	−0.9	0.7
2027	1.6	+0.3	1.9	−0.3	1.3
Note:	The positive and negative shocks under the alternative scenarios in comparison to the baseline scenario are symmetrical. Differences may not add due to rounding.

Overview	A.21

❏	Impact on the financial framework and the net debt

The alternative scenarios illustrate how achieving fiscal balance could be affected if the economic situation were to take a different path than that expected in the Update on Québec’s Economic and Financial Situation.

—	If the economic situation were to deteriorate, the projected deficits would be higher in the short term, but fiscal balance could be achieved in 2027-2028.

—	The contingency reserve would be used, revenue measures would be implemented or expenditure growth would be curtailed to curb increases in projected deficits and reduce the pressure on the financial framework.

—	Conversely, an improvement in the economic situation could reduce the projected deficits, allowing fiscal balance to be restored before 2027-2028.

CHART A.4

Return to a balanced budget – Baseline scenario and alternative scenarios

(billions of dollars)

A.22	Update on Québec’s Economic and Financial Situation

Under the recession scenario, the net debt-to-GDP ratio would be 0.9 percentage points higher in 2024-2025, raising it to 38.7%.

—	The ratio would then gradually decline to reach 36.4% of GDP as at March 31, 2028, that is 0.5 percentage points of GDP or $3.1 billion higher than under the baseline scenario.

—	Long-term net debt reduction targets would be met in the recession scenario.

Under the strong growth scenario, the net debt-to-GDP ratio would decrease gradually each year.

—	As at March 31, 2028, the ratio would stand at 35.5% of GDP, or 0.4 percentage points of GDP lower than under the baseline scenario.

CHART A.5

Net debt as at March 31 – Baseline scenario and alternative scenarios

(percentage of GDP)

Overview	A.23

APPENDIX: QUÉBEC’S ECONOMIC OUTLOOK 2021 TO 2027

TABLE A.5

Québec’s economic outlook – 2021 to 2027

(average annual, percentage rate, unless otherwise indicated)

	2021	2022	2023	2024	2025	2026	2027
Output
Real GDP	6.0	2.6	0.6	0.7	1.6	1.6	1.6
Nominal GDP	11.8	9.6	4.0	3.4	3.5	3.5	3.5
Nominal GDP (billions of dollars)	504.5	552.7	575.1	594.4	615.5	637.2	659.7
Components of GDP (in real terms)
Final domestic demand	6.2	1.9	−0.1	0.8	1.7	1.3	1.4
– Household consumption	5.4	4.7	2.8	0.8	1.8	1.8	1.8
– Government spending and investment	5.6	1.5	0.1	0.2	1.0	0.0	0.4
– Residential investment	12.9	−11.5	−18.4	0.5	2.6	1.3	1.2
– Non-residential business investment	7.3	0.5	−1.4	2.6	2.6	2.6	2.4
Exports	2.9	4.2	3.4	2.0	2.0	2.5	2.1
Imports	6.8	6.5	0.4	1.7	2.1	2.0	1.8
Labour market
Population (thousands)	8 572	8 672	8 875	8 943	9 004	9 057	9 104
Population aged 15 and over (thousands)	7 099	7 156	7 255	7 333	7 393	7 444	7 491
Jobs (thousands)	4 273	4 403	4 504	4 524	4 548	4 567	4 582
Job creation (thousands)	176.6	129.7	100.9	20.1	23.7	18.9	15.1
Unemployment rate (per cent)	6.1	4.3	4.3	4.5	4.4	4.2	4.0
Other economic indicators (in nominal terms)
Household consumption	8.9	10.5	6.9	3.1	3.7	3.6	3.7
– Excluding food expenditures and shelter	11.1	12.1	6.9	2.7	3.7	3.4	3.6
Housing starts (thousands of units)	67.8	57.1	39.5	44.0	44.8	44.1	43.3
Residential investment	29.8	−1.6	−16.5	2.9	5.5	3.7	3.4
Non-residential business investment	9.5	8.0	3.9	4.4	3.8	4.0	4.1
Wages and salaries	10.8	9.6	5.5	3.5	3.4	3.3	3.1
Household income	5.6	8.6	4.9	3.7	3.4	3.2	3.2
Net operating surplus of corporations	8.9	−0.1	−6.7	2.2	2.7	4.1	4.3
Consumer price index (calendar year)	3.8	6.7	4.6	2.7	2.1	2.0	2.0
– Excluding food and energy	3.0	4.7	4.5	2.8	2.1	2.0	1.8
Consumer price index (fiscal year)	4.8	6.6	4.3	2.3	2.1	2.0	2.0
GDP per capita ($)	58 849	63 737	64 797	66 472	68 353	70 357	72 466
Disposable income per capita ($)	34 301	36 378	36 578	37 804	38 935	40 004	41 086
Sources:	Institut de la statistique du Québec, Statistics Canada, Canada Mortgage and Housing Corporation and Ministère des Finances du Québec.

Overview	A.25

Section B

Targeted actions for Quebecers

Summary			B.3

1.	Indexation of $2 billion per year for Quebecers		B.7

2.	Providing better access to housing		B.17

	2.1	Building 8 000 new social and affordable housing units	B.19

	2.2	Helping lower-income households with housing	B.21

3.	Combatting homelessness and enhancing food aid		B.27

	3.1	Increasing emergency assistance to address homelessness	B.28

	3.2	Enhancing support for culturally safe services for Indigenous people experiencing homelessness	B.30

	3.3	Promoting social reintegration	B.31

	3.4	Fostering food security for individuals and families	B.32

4.	Supporting training in specific fields		B.33

	4.1	Launching the Offensive formation en construction	B.35

	4.2	Supporting the attractiveness of the public health and social services network	B.36

5.	Sustaining the climate transition and communities		B.39

	5.1	Adapting to the impacts of climate change	B.40

	5.2	Supporting communities and the forestry sector in response to forest fires	B.44

	5.3	Continuing support for public transit	B.46

6.	Fostering business investment		B.47

	6.1	Renewing the investment and innovation tax credit	B.48

	6.2	Simplifying the investment tax assistance plan	B.51

B.1

Summary

In recent years, the government has taken concrete action to provide financial support to Quebecers. Since fall 2022, it has offered assistance totalling nearly $25 billion over six years.

—	This assistance includes, in particular, a tax reduction of up to $855 per taxpayer in 2024, and the enhanced senior assistance amount, which reached a maximum amount of $2 000 per person.

While these initiatives have been beneficial, the cost of living remains an issue for many Quebecers. Persistent inflation, particularly in terms of rent and the cost of food, as well as interest rate hikes, are having an impact on the financial situation of numerous households.

To help Quebecers cope with this situation, the government will enhance the personal income tax system and social assistance benefits by 5.08%, representing nearly $8.7 billion over five years, that is, $2 billion a year that Quebecers will have access to, particularly through enhanced tax deductions and credits. This significant indexation will be implemented on January 1, 2024, and will help improve their purchasing power.

The Update on Québec’s Economic and Financial Situation is an opportunity for the government to take targeted actions to meet Quebecers’ needs and the pressing challenges they are facing.

An amount of $4.3 billion will be used to implement targeted actions, particularly in the areas of housing, combatting homelessness, food aid, workforce training, climate change adaptation and business investment.

An investment of $1.8 billion will make it possible to improve access to housing, particularly through the construction of 8 000 new social and affordable housing units. In addition, an amount of $144.5 million will help strengthen the fight against homelessness and enhance food aid.

To give itself the means to act, the government has earmarked additional investments of $328.8 million in order to support training in the fields of construction, health and social services. These investments will make it possible to attract a greater number of workers, representing a significant addition to the workforce, particularly for the launch of several major construction sites and investment projects, such as the construction of housing units, as well as for the delivery of health care and social services.

In addition, the forest fires of summer 2023 illustrate the impacts of climate change on Québec communities. Accordingly, investments of $1.5 billion have already been earmarked for adapting to climate change, particularly as part of the 2030 Plan for a Green Economy. However, the government wants to enhance these adaptation efforts and take further targeted actions to support the climate transition and communities. It is announcing an investment of $961.3 million for this objective.

Targeted Actions
for Quebecers	B.3

Lastly, the current economic context has also highlighted the need to support businesses so that they can continue to grow Québec’s wealth. To that end, the government has earmarked nearly $1 billion to foster business investment by renewing the investment and innovation tax credit (C3i) and simplifying the investment tax assistance plan.

TABLE B.1 Financial impact of the targeted actions for Quebecers
(millions of dollars)
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Indexation to benefit Quebecers	−457.6	−1 987.8	−2 033.3	−2 074.2	−2 113.4	−8 666.3
Targeted actions presented in the fall 2023 update
Providing better access to housing	−219.1	−14.7	−853.1	−518.9	−242.6	−1 848.4
Combatting homelessness and enhancing food aid	−38.5	−26.4	−26.5	−26.5	−26.6	−144.5
Supporting training in specific fields	−198.8	−130.0	—	—	—	−328.8
Sustaining the climate transition and communities	−648.9	−100.8	−76.6	−95.5	−39.5	−961.3
Fostering business investment	4.5	21.0	−133.0	−372.1	−515.8	−995.4
Subtotal – Targeted actions	−1 100.8	−250.9	−1 089.2	−1 013.0	−824.5	−4 278.4
TOTAL	−1 558.4	−2 238.7	−3 122.5	−3 087.2	−2 937.9	−12 944.7

B.4	Update on Québec’s Economic and Financial Situation

Close to $25 billion over six years to benefit Quebecers

Since fall 2022, the government has taken action to quickly provide Quebecers with substantial financial support in a context of high inflation.

This support totals nearly $25 billion for the period from 2022-2023 to 2027-2028:

–	$57.1 million over five years as part of the current update to enhance the Shelter Allowance Program, plus an additional $50.3 million over two years that was announced as part of the fall 2022 update;

–	$9.5 billion to lower income taxes and enhance the solidarity tax credit;

–	$9.7 billion to enhance the senior assistance amount as of 2022;

–	$3.4 billion in 2022-2023 to grant the new one-time cost of living support payment to more than 6.2 million Quebecers;

–	$2.0 billion to cap rate indexing at 3% as of January 1, 2023 for a period of four years, from 2023 to 2026.

Financial impact of the actions to benefit Quebecers since fall 2022

(millions of dollars)

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Enhancing the Shelter Allowance Program
– Fall 2023	—	−9.1	−14.7	−11.1	−11.1	−11.1	−57.1
– Fall 2022	−19.2	−31.1	—	—	—	—	−50.3
Budget 2023-2024
Lowering income taxes	−401.5	−1 657.1	−1 698.3	−1 749.5	−1 802.4	−1 856.9	−9 165.7
Enhancing the solidarity tax credit	—	−42.6	−59.1	−61.4	−63.3	−65.3	−291.7
Subtotal	−401.5	−1 699.7	−1 757.4	−1 810.9	−1 865.7	−1 922.2	−9 457.4
Fall 2022 update
Enhancing the senior assistance amount	−1 544.5	−1 574.2	−1 605.2	−1 630.8	−1 652.9	−1 707.8	−9 715.4
Granting a new one-time cost of living support payment	−3 367.4	—	—	—	—	—	−3 367.4
Limiting rate indexing to 3%	−32.4	−376.5	−603.9	−301.8	−335.0	−346.0	−1 995.6
Subtotal	−4 944.3	−1 950.7	−2 209.1	−1 932.6	−1 987.9	−2 053.8	−15 078.4
TOTAL	−5 365.0	−3 690.6	−3 981.2	−3 754.6	−3 864.7	−3 987.1	−24 643.2
Note:	The total does not include the effect of automatic indexation of the personal income tax system and social assistance benefits.

Targeted Actions
for Quebecers	B.5

1.	INDEXATION OF $2 BILLION PER YEAR FOR QUEBECERS

In 2023, the cost of living has continued to rise, and that increase has had a direct impact on the wallets of all Quebecers. To protect their purchasing power, the main parameters of the personal income tax system are indexed each year by a level equivalent to the rise in consumer prices in Québec.

In this context, the fall 2023 Update on Québec’s Economic and Financial Situation serves as a reminder that, as of January 1, 2024, taxpayers will benefit from an indexation of the personal income tax system and social assistance benefits of 5.08%. In concrete terms, the indexation represents $2 billion per year to the benefit of all Quebecers:

—	more than $1.8 billion from the personal income tax system;

—	nearly $146 million from social assistance benefits.

This indexation is in addition to the indexation of the federal personal income tax system.

Targeted Actions
for Quebecers	B.7

❏	Indexation higher than the projected inflation rate

After the indexation of 6.44% in 2023, the indexation for 2024 is the second-highest rate since the tax system began to be automatically indexed in 2002.1

In addition, this is the second consecutive year where the government has increased the parameters of the tax system and social assistance programs at a higher rate than the forecast inflation. This indexation will therefore improve Quebecers’ purchasing power.

—	In 2024, Ministère des Finances du Québec forecasts show that inflation could reach 2.71%.

CHART B.1 Change in the indexation rate from 2020 to 2024
(per cent)

Note:	The indexation rate corresponds to the percentage change in the consumer price index for Québec (Québec CPI), excluding alcoholic beverages, tobacco products and recreational cannabis, between the 12-month period ending September 30 of the current year, and the one that ended September 30 of the previous year.

[1]	Prior to 2002, the tax system was not indexed each year, although there was an ad hoc indexation in some years, including 1990, 1991 and 1992. Since 2002, the system has been indexed automatically, except for 2004 when the government exceptionally set the indexation rate at 2%.

B.8	Update on Québec’s Economic and Financial Situation

❏	Concrete examples of parameter indexation

In concrete terms, indexing the tax system increases the amounts of several deductions and tax credits. For example, in 2024:

—	the maximum threshold for the first taxable income bracket will rise from $49 275 to $51 780, for a maximum tax savings of $125;

—	the basic personal amount will increase from $17 183 to $18 056, for a maximum tax savings of $122;

—	the maximum Family allowance will rise from $2 782 to $2 923, an increase of $141;

—	the maximum amount of the solidarity tax credit for a person living alone will rise from $1 162 to $1 221, an increase of $59;

—	the limit for qualifying eligible childcare expenses for children under 7 years old will increase from $11 360 to $11 935, which represents up to $403 more for a family with an income of $100 000;

—	the maximum amount of the work premium for a couple with one child will rise from $3 685 to $3 873, an increase of $189.

■	Significant benefit increases for the most vulnerable

In addition, the basic annual social assistance benefit for a single person will rise from $8 700 to $9 144, an increase of $444.

—	For the Basic Income Program, the annual benefit for a single person will increase from $18 576 to $19 524, an increase of $948.

Targeted Actions
for Quebecers	B.9

TABLE B.2

Illustration of the 2024 indexation for certain parameters of the tax system and social assistance programs

(dollars)

	2023	2024	Value
Personal income tax(1)
Maximum threshold of first taxable income bracket (14%)	49 275	51 780	125
Maximum threshold of second taxable income bracket (19%)	98 540	103 545	250
Maximum threshold of third taxable income bracket (24%)	119 910	126 000	107
Basic personal amount	17 183	18 056	122
Refundable tax credits
Family allowance
– Maximum amount per child	2 782	2 923	141
– Minimum amount per child	1 107	1 163	56
Refundable solidarity tax credit(2)	1 162	1 221	59
Refundable tax credit for childcare expenses(3) (limit for children under 7 years of age)	11 360	11 935	403
General work premium (maximum amount for a couple with children)(4)	3 685	3 873	189
Social assistance programs
Social assistance(5)
– Single person	8 700	9 144	444
– Couple	13 464	14 148	684
Basic income program
– Single person	18 576	19 524	948
– Couple	29 064	30 552	1 488

Note:	For more details on the indexing of the personal income tax system, the document entitled Parameters of the Personal Income Tax System for 2024 may be consulted on the Ministère des Finances website in the “Publications” section (https://www.quebec.ca/gouvernement/ministere/finances/publications).
(1)	For personal income tax parameters, the value presented corresponds to the maximum tax savings resulting from the indexation.
(2)	Amount for a person living alone in a private dwelling, including the double indexation of the housing component announced in Budget 2023-2024. These parameters are in effect from July 1 to June 30.
(3)	The limit for qualifying childcare expenses for children under 7 years old will cover a rate of $45.90 per day in 2024 for 260 days of full-time childcare. The value represents the effect of indexation for a family with an income of $100 000 that benefits from the 70% tax credit conversion rate for childcare expenses of at least $11 935.
(4)	The maximum amounts of the work premium for a single person, a couple without children and a single-parent family are also adjusted. Differences may not add due to rounding.
(5)	Corresponds only to the indexed basic benefit, which does not include the various adjustments or temporarily limited capacity allowance.

B.10	Update on Québec’s Economic and Financial Situation

Other indexing

Rate indexing capped at 3%

A number of government rates are automatically indexed, generally to inflation, to reflect the rising cost of the public service. In order to mitigate the impact of inflation, the government capped rate indexing at 3% for a period of four years, from 2023 to 2026. This indexing limit applies to several important rates, including:

–  driver’s licence and vehicle registration fees;

–  contribution to be paid to a residential long-term care centre (CHSLD);

–  hospital parking fees;

–  Hydro-Québec’s domestic rates;

–  reduced-contribution childcare fees;

–  university tuition fees.

The applied rates will be announced annually after determining the lesser of the rate calculated based on the standard indexation rule or 3%.

Government benefits and other amounts

Québec Pension Plan benefit

Québec Pension Plan (QPP) benefits are indexed on January 1 each year. For current retirees, benefits were indexed at 6.5%1,2 in 2023.

For example, a person with a monthly retirement pension of $562.14 benefited from an increase in income of $36.54 per month, or $438.48 more for the year 2023.

Support payments

Support payments awarded pursuant to a judgment are generally indexed in accordance with the indexation rate applicable to the Québec Pension Plan on January 1 of each year or, in certain cases, on the date set forth in the judgment. For 2023, the indexation rate was 6.5%.1

For example, for a support payment of $200 per month, the monthly increase in 2023 was $13, or a total of $156 for the year.

Legal aid

The eligibility thresholds for legal aid are indexed on May 31 of each year according to the minimum wage growth rate announced on May 1 of the same year. For 2023, a single person earning $27 755 may have free access to a lawyer to obtain legal aid.

[1]	The rate for 2024 will be known at the end of November 2023, as it will be based on the change in the consumer price index for Canada between the 12-month period ending October 31, 2023 and the period ending October 31, 2022.

[2]	Québec Pension Plan contributions increase according to the increase in maximum pensionable earnings.

Targeted Actions
for Quebecers	B.11

❏	Generous enhancement to the tax and benefit parameters

As of January 1, 2024, approximately five million Québec households will benefit from the increase to the tax system parameters for personal income tax and social assistance benefits. Indexation will support all taxpayers, including low-income earners and social assistance recipients.

Households earning $100 000 or less will benefit from most of the impact of increasing the parameters, totalling close to $2.0 billion for the 2024 taxation year.

—	Almost 57% of the impact of the increased parameters will benefit these households.

The increase to refundable tax credits will also benefit low- and middle-income taxpayers in particular. Indeed, over 78% of this indexation will benefit households earning $100 000 or less.

TABLE B.3

Breakdown of the impact of indexing the personal income tax system and social assistance benefits – 2024

(millions of dollars, unless otherwise indicated)

Total household income	Income tax(1)	Refundable tax credits	Social assistance	Total	Average impact ($)
Under $50 000	140.2	254.2	145.7	540.1	224
$50 000 to $100 000	376.2	208.9	—	585.1	444
Subtotal – $100 000 or less	516.3	463.1	145.7	1 125.2	302
(per cent)	41.6	78.1	100.0	56.9
$100 000 to $150 000	284.6	74.0	—	358.5	553
$150 000 to $200 000	180.5	33.6	—	214.1	693
$200 000 or more	258.7	22.2	—	280.8	897
TOTAL	1 240.0	592.8	145.7	1 978.6	396
Note:	Totals may not add due to rounding.
(1)	Including contributions to the Health Services Fund.

The impact of indexing the personal income tax system will be added to the impact of the tax reduction announced in Budget 2023-2024, namely:

—	a decrease from 15% to 14% for the first tax rate;

—	a decrease from 20% to 19% for the second tax rate.

For the 2024 taxation year, the tax reduction represents savings of nearly $1.7 billion for more than 4.5 million Québec taxpayers.

B.12	Update on Québec’s Economic and Financial Situation

■	A significant combined effect

By combining the increase in tax and social assistance parameters for the 2024 taxation year with the tax reduction announced in Budget 2023-2024, taxpayers could benefit from a significant amount.

—	In addition, the parameters of the federal personal income tax system will also increase.

For example, a person living alone with an income of $60 000 could benefit from a combined effect of $842: $442 from the indexation of the income tax system and $400 from the tax reduction.

TABLE B.4

Illustration of the combined effect of the indexation and the tax reduction for a person living alone – 2024

(dollars)

	Indexation
Employment income	Social assistance	Solidarity tax credit	Work premium	Income tax	Subtotal	Tax reduction	Total
No income	444	59	—	—	503	—	503
20 000	—	59	106	—	165	—	165
40 000	—	59	—	145	204	181	386
60 000	—	182	—	260	442	400	842
80 000	—	—	—	260	260	597	857
100 000	—	—	—	260	260	797	1 057
150 000	—	—	—	621	621	855	1 476
Note:	Totals may not add due to rounding.

Targeted Actions
for Quebecers	B.13

For a couple with two equal incomes totalling $100 000 and two school-aged children, the combined effect would be $1 269, that is, $667 from the indexation of the income tax system and $602 from the tax reduction.

—	This couple’s Family allowance will increase by $405 in 2024 due to indexation.

TABLE B.5

Illustration of the combined effect of the indexation and the tax reduction for a couple with two equal incomes and two children aged 7 and 8 – 2024

(dollars)

	Indexation
Household employment income(1)	Social assistance	Solidarity tax credit	Work premium	Family allowance(2)	Income tax	Subtotal	Tax reduction	Total
No income	684	90	—	294	—	1 068	—	1 068
20 000	—	90	222	294	—	606	—	606
40 000	—	90	264	294	244	892	12	904
60 000	—	217	111	360	263	951	206	1 157
80 000	—	—	—	405	263	667	404	1 071
100 000	—	—	—	405	263	667	602	1 269
150 000	—	—	—	132	520	652	1 095	1 747
200 000	—	—	—	124	520	644	1 595	2 239
Note:	Totals may not add due to rounding.
(1)	Household employment income corresponds to the sum of each spouse’s income.
(2)	This amount includes the supplement for the purchase of school supplies.

B.14	Update on Québec’s Economic and Financial Situation

A considerable cumulative effect

The indexation of 5.08% in 2024 is in addition to last year’s significant indexation of 6.44%. The combined effect of these two indexations means that Quebecers benefit from a considerable amount.

–	For a couple with two equal incomes totalling $100 000 and two school-aged children, the combined effect would be $2 271, that is, $1 670 from the cumulative indexation of the income tax system in 2023 and 2024 and $602 from the tax reduction.

Illustration of the combined effect of the indexation in 2023 and 2024 and the tax reduction for a couple with two equal incomes and two children aged 7 and 8 – 2024

(dollars)

	Cumulative indexation
Household employment income(1)	Social assistance	Solidarity tax credit(2)	Work premium	Family allowance(3)	Income tax	Subtotal	Tax reduction	Total
No income	1 500	256	—	644	—	2 400	—	2 400
20 000	—	256	551	644	—	1 451	—	1 451
40 000	—	285	593	644	536	2 057	12	2 069
60 000	—	535	111	848	576	2 071	206	2 277
80 000	—	—	—	893	576	1 469	404	1 873
100 000	—	—	—	893	777	1 670	602	2 271
150 000	—	—	—	280	1 139	1 420	1 095	2 515
200 000	—	—	—	272	1 676	1 948	1 595	3 543

Note:	Totals may not add due to rounding.
(1)	Household employment income corresponds to the sum of each spouse’s income.
(2)	Includes the effect of the double indexation of the housing component announced in Budget 2023-2024.
(3)	This amount includes the supplement for the purchase of school supplies.

Targeted Actions
for Quebecers	B.15

2.	PROVIDING BETTER ACCESS TO HOUSING

Housing is one of the biggest expenses for households. The housing shortage is driving rent increases, significantly impacting the financial situation of households.

—	In 2022, the rental vacancy rate in Québec was 1.7%. By way of comparison, this rate stood at 3.4% in 2017.[2]

To address this important issue, a major intervention is needed to give Québec households access to housing that meets their needs and suits their financial situation.

In this context, the government is announcing a substantial investment of $1.8 billion over five years as part of the fall 2023 Update on Québec’s Economic and Financial Situation. This investment will make it possible to build 8 000 new social and affordable housing units and will help lower-income households with housing.

—	Funding for these units is made possible through a joint effort by the federal and Québec governments, which led to an agreement in principle on October 13, 2023, to accelerate housing construction.[3]

—	Since fall 2018, the Québec government has already invested $3.8 billion in housing, including $1 billion as part of Budget 2023-2024.[4] The sums announced in the economic update will bring the total of these investments to nearly $5.7 billion.

The government also intends to give municipalities the means to accelerate housing construction on their territory.

TABLE B.6 Financial impact of the measures to provide better access to housing
(millions of dollars)
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Building 8 000 new social and affordable housing units(1)	−210.0	—	−835.2	−493.1	−203.0	−1 741.3
Helping lower-income households with housing	−9.1	−14.7	−17.9	−25.8	−39.6	−107.1
TOTAL	−219.1	−14.7	−853.1	−518.9	−242.6	−1 848.4
Note:	The appropriations will be granted to the Ministère des Affaires municipales et de l’Habitation. The amounts provided for 2023-2024 will be drawn from the Contingency Fund.
(1)	The amounts provided for 2024-2025 have been moved up to 2023-2024 in order to start building units more quickly. Considering the $58.7 million planned for 2028-2029, total investments to build 8 000 social and affordable housing units amount to $1.8 billion. Of this amount, $900 million will be financed by funds available under the Québec Infrastructure Plan, while $900 million will be financed by sums received from the federal government, through the Housing Accelerator Fund.

[2]	The equilibrium rate is generally recognized at 3%.

[3]	This agreement will allow Québec to obtain $900 million in funding from the Housing Accelerator Fund.

[4]	As part of Budget 2023-2024, the Québec government announced $1 billion over six years to improve housing affordability by, in particular, increasing the supply of social and affordable housing and by providing additional support to Quebecers who need to find housing.

Targeted Actions
for Quebecers	B.17

Nearly $5.7 billion invested in housing since fall 2018

The sums announced in this update build on the $3.8 billion in investments already allocated by the Québec government since fall 2018, and will therefore bring the investments announced in housing up until 2027-2028 to $5.7 billion.

–	Of this amount, $3.9 billion is to allow the building of housing units, particularly via new constructions or sums to accelerate the construction of already announced housing units.

–	In addition, $733 million has been announced in rent assistance measures, such as the Rent Supplement Program and the Shelter Allowance Program.

Overview of investments in housing since fall 2018

(millions of dollars)

	Already announced	Newly announced	Total
Construction of housing units	2 170	1 741	3 911
Rent assistance	626	107	733
Home adaptation and renovation	410	—	410
Renovation of social housing	157	—	157
Other measures	474	—	474
TOTAL	3 837	1 848	5 685
Note:	These sums include the planned investments up until 2027-2028. Considering the sum of $197.6 million planned for the period from 2028-2029 to 2031-2032, the total invested in housing stands at nearly $5.9 billion.

Investments that will contribute to the construction of more than 23 000 housing units

The government has announced substantial funding for housing construction. These investments will make it possible to complete several projects over the next few years.

–	Considering all of the announcements since 2018, a total of $373.6 million will be earmarked for the construction of housing units in 2023-2024.

–	From 2023-2024 to 2027-2028, nearly $2.6 billion will be used to boost the construction of housing units.

The announcements in this economic update build on the investments made in recent years to help strengthen Québec’s housing sector. In total, by 2027-2028, more than 23 000 new units will have been built for Quebecers.

Number of units and amounts invested in the construction of housing units
– 2023-2024 to 2027-2028

(number of units and millions of dollars)

	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Projected number of units(1)	3 491	4 393	6 596	4 702	4 195	23 377
Amounts already announced	163.6	240.3	249.0	165.4	30.6	848.9
New investments	210.0	—	835.2	493.1	203.0	1 741.3
TOTAL	373.6	240.3	1 084.2	658.5	233.6	2 590.2
Note:	Considering the amounts announced for housing construction since fall 2018. The number of units planned also includes units from the AccèsLogis program, for which funding was announced prior to 2018.
(1)	This is the planned sequence for building units under the AccèsLogis Québec Program, under the Québec affordable housing program, in partnership with tax-advantaged funds, and under the second Rapid Housing Initiative. This number includes already announced units and new units funded under this update.

B.18	Update on Québec’s Economic and Financial Situation

2.1	Building 8 000 new social and affordable housing units

One of the preferred solutions for addressing the lack of housing and fostering accessibility is to increase the supply of social and affordable housing throughout Québec. In addition, the availability of housing remains one of the key issues in the fight against homelessness.

Since vacancy rates remain low and it is difficult for some households to put a roof over their heads, the government is announcing major investments to increase the supply of social and affordable housing and help people find a place to live.

❏	An investment of $1.8 billion to build 8 000 housing units

As part of the Update on Québec’s Economic and Financial Situation, the government is announcing that $1.8 billion will be invested over six years5 to build 8 000 social and affordable housing units, that is:

—	$1.6 billion to build 7 500 housing units for low- and moderate-income households under the Québec affordable housing program and the partnership with tax-advantaged funds;

—	$225.2 million to build 500 housing units reserved for homeless people under the Québec affordable housing program.

Details of the distribution of units built under the Québec affordable housing program and the partnership with tax-advantaged funds will be announced at a later date by the Minister Responsible for Housing.

TABLE B.7 Financial impact of measures to build new social and affordable housing units
(millions of dollars)
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Building 7 500 new units as part of the Québec affordable housing program and the partnership with tax-advantaged funds(1),(2)	−210.0	—	−768.5	−393.1	−155.2	−1 526.8
Building 500 housing units for homeless people(3)	—	—	−66.7	−100.0	−47.8	−214.5
TOTAL	−210.0	—	−835.2	−493.1	−203.0	−1 741.3
(1)	Considering the $48 million in 2028-2029, the investment will total $1 574.8 million.
(2)	The amounts provided for 2024-2025 have been moved up to 2023-2024 in order to start building units more quickly.
(3)	Considering the $10.7 million in 2028-2029, the investment will total $225.2 million.

[5]	Of this amount, $58.7 million is earmarked for 2028-2029. The total amount planned between now and 2027-2028 is therefore $1 741.3 million.

Targeted Actions
for Quebecers	B.19

Accelerating the construction of housing in Québec

In addition to the major investments planned for the creation of affordable housing, the government is giving itself additional means to accelerate housing construction for all Quebecers. To this end, it provides for concrete actions aimed at:

–   helping municipalities speed up housing construction on their territory;

–   ensuring that a sufficient number of construction workers are available to build the housing units announced.

Accelerating the construction of housing in municipalities

The government wants to encourage joint planning with its partners, particularly initiatives aimed at creating social and affordable housing. Moreover, it will shortly be announcing initiatives to help municipalities speed up housing construction.

The purpose of these initiatives will be to give them greater flexibility, particularly with respect to zoning by-laws and administrative steps to get projects started. This will make it easier for municipalities to increase the density of certain parts of their territory, and delays in starting construction projects will be reduced.

–  Among other things, the government will give municipalities greater flexibility with regard to their urban planning regulations, particularly in terms of zoning by-laws.

–   In addition, provisions will be put in place to promote the development of secondary suites, that is private, independent dwellings within a single-family home after subdividing it or adding on to it.[1]

The government’s initiatives will also aim to give the Société d’habitation du Québec greater flexibility in its dealings, particularly in the purchase and sale of buildings in order to produce housing units more easily.

Details of these actions will be unveiled soon by the Minister of Municipal Affairs and the Minister Responsible for Housing.

Supporting workforce training in construction

The government is also taking steps to ensure that enough construction workers are available to meet demand. In this regard, a workforce training plan will be implemented soon, with a particular focus on residential construction.

The Offensive formation en construction, which includes investments of $261 million over two years, aims to graduate additional workers in the short term.

–   Details of this measure are presented in subsection 4 “Supporting training in specific fields.”

1	A secondary suite may be located in the basement of a house, in a finished space above the garage or in a ground-floor addition, for example.

B.20	Update on Québec’s Economic and Financial Situation

2.2	Helping lower-income households with housing

In addition to announcing the construction of additional units, the government also wishes to increase the assistance offered to households that are having difficulty paying their rent while respecting their financial capacity. Low-income households are particularly vulnerable to rent increases, as paying rent consumes a large proportion of their income.

In the fall 2023 Update on Québec’s Economic and Financial Situation, the government is setting aside $107.1 million over five years to help lower-income households with housing, including:

—	$50.0 million to grant 4 000 new units under the Rent Supplement Program;

—	$57.1 million to enhance the Shelter Allowance Program.

TABLE B.8 Financial impact of the measures to help lower-income households with housing
(millions of dollars)
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Granting 4 000 new units under the Rent Supplement Program(1)	—	—	−6.8	−14.7	−28.5	−50.0
Enhancing the Shelter Allowance Program(2)	−9.1	−14.7	−11.1	−11.1	−11.1	−57.1
TOTAL	−9.1	−14.7	−17.9	−25.8	−39.6	−107.1

(1)	Considering an amount of $95.9 million between 2028-2029 and 2031-2032, the funding for the units under the Rent Supplement Program will total $145.9 million. These units will be associated with the new housing units announced in this update.
(2)	An amount of $11.1 million per year is recurring.

❏	Granting 4 000 new units under the Rent Supplement Program

The Rent Supplement Program allows low-income families to live in rental housing units owned by private landlords, housing cooperatives, non-profit organizations or housing offices, while respecting their financial capacity.

—	The household pays rent equivalent to 25% of the tenant’s eligible income, with the difference between this amount and the rent being covered by the program.[6]

—	For example, with this program, a household with an eligible annual income of $30 000 and rent of $1 315 per month[7] would pay $625 per month for housing (25% of its income), while the program would cover the remaining $690.

To help a greater number of households having difficulty finding housing that they can afford, the government is announcing an investment of $50 million to add 4 000 units to the Rent Supplement Program.

—	These units will be associated with the new housing units announced in the fall 2023 update, with the aim of turning them into social housing units.

[6]	Both the government and the municipality contribute to the payment of the financial assistance.

[7]	This is the median rent for a three-bedroom apartment in the Montréal census metropolitan area in 2023.

Targeted Actions
for Quebecers	B.21

More than 17 000 Rent Supplement Program units added
or renewed since fall 2018

The Rent Supplement Program enables low-income households to live in housing while spending 25% of their total income on rent. Household income must meet social housing eligibility thresholds, which vary according to household size and location. In Montréal, for example, the threshold is $38 000 for a single person and $53 000 for a couple with two children.

Thus, an eligible household with an income of $30 000 will pay $625 per month for a rent of $1 315.1 The difference of $690 will be paid to the owner by the Office municipal d’habitation.

To benefit from the program, an eligible household must apply to a housing office, housing cooperative or non-profit organization in their area. It may also apply to certain homeowners whose building construction was subsidized by a Société d’habitation du Québec program.

An investment of more than $525 million since fall 2018 for this program

Since fall 2018, the government has invested more than $525 million in the Rent Supplement Program to add or renew units. Including the 4 000 units announced in the fall 2023 update, more than 17 000 units have been added or renewed.

–	As a result, the total number of units from the Rent Supplement Program that were used or available for allocation has increased by 38% since 2018, from nearly 36 250 to nearly 50 000.[2]

Recent investments announced under the Rent Supplement Program

(millions of dollars)

	Total investment announced	Description
Budget 2019-2020	3.9	Addition of 150 units for homeless persons
Budget 2020-2021	147.3	Renewal of 5 800 units
2020 update	17.2	New units awarded(1)
Budget 2021-2022	27.0	Addition of 975 units for various clienteles
2021 update	47.4	Addition of 1 900 units for various clienteles
Budget 2022-2023	75.8	Addition of 2 200 units for various clienteles
Budget 2023-2024	63.3	Addition of 2 000 units for various clienteles
2023 update	145.9	Addition of 4 000 units for various clienteles
TOTAL	527.8	More than 17 000 units added or renewed
(1)	Corresponds to special and temporary units set up during the pandemic. These units are not included in the 17 000-unit total shown.
1	This is the median rent for a three-bedroom apartment in the Montréal census metropolitan area in 2023.
2	Since some units were planned for a period of less than five years, the number of units available does not correspond to the sum of those available in 2018 and those added since.

B.22	Update on Québec’s Economic and Financial Situation

❏	Enhancing the Shelter Allowance Program

The Shelter Allowance Program provides direct financial assistance to low-income households that spend a significant portion of their income on housing.

For the program year 2023-2024, that is, from October 1, 2023 to September 30, 2024, the maximum monthly assistance available to households is:

—	$100 per month for those that spend 30% to 50% of their income on housing;[8]

—	$150 per month for those that spend 50% to 80% of their income on housing;

—	$170 per month for those that spend 80% or more of their income on housing.

The Shelter Allowance Program is aimed at households, whether they are renters or owners, with at least one dependent child or one person aged 50 or older.

TABLE B.9 Eligibility criteria for different family situations
Family situation	Eligibility criterion
Single person	Be 50 or older
Childless couple	One of the spouses is 50 or older
Single-parent family	Have at least one dependent child
Couple with one or more children	Have at least one dependent child

To qualify for the Shelter Allowance Program, households must also be considered low-income.

—	Current income eligibility thresholds range from $21 500 to $42 900, depending on household type.

TABLE B.10

Maximum income thresholds for assistance based on family situation

(dollars)

Family situation	Income threshold
Single person	21 500
Childless couple	30 300
Couple with one child	37 200
Single-parent family with one or two children	37 200
Couple with more than one child	42 900
Single-parent family with at least three children	42 900
Note:	These are the thresholds for the 2023-2024 program year, that is, from October 1, 2023 to September 30, 2024.

[8]	It is expected that the first level of assistance, which corresponds to the $100 monthly amount, will be granted up to September 30, 2024.

Targeted Actions
for Quebecers	B.23

■	Introduction of a progressive reduction based on income

In order for households with incomes slightly above the current eligibility thresholds to continue to benefit from the program, the government is announcing the introduction of a progressive reduction that will apply above these thresholds.

—	Households that were previously ineligible for the program because their income was slightly above the threshold may therefore qualify with reduced assistance, based on the excess income.

—	Thus, for every dollar earned by a household above the reduction threshold, the assistance under the program will be reduced by the same amount until it reaches zero.

It should be noted that Revenu Québec will make the first payments as of March 2024, retroactive to October 1, 2023.

This represents additional assistance totalling $57.1 million over five years. This will increase the number of households assisted to almost 150 000 in 2023-2024, or 85 000 more than in 2021-2022.

■	Illustration of the increase by household type and rent

For example, a single person aged 50 or older who spends between 30% and 50% of their income on housing was previously ineligible for the program if their income was just over $21 500.

—	With the introduction of a progressive reduction, this person can now receive assistance in decreasing amounts up to a maximum income of $22 700.

CHART B.2

Monthly assistance based on the eligible income for a single person 50 or older with monthly rent of $800

(dollars)

Note:	In 2021, the government announced the gradual modernization of the Shelter Allowance Program, which involved a major increase in the amount of assistance provided. For more details, see page B.26.

B.24	Update on Québec’s Economic and Financial Situation

A couple with two children spending between 30% and 50% of their income on housing was previously ineligible for the program if their income was above $42 900.

—	The couple will now be eligible for assistance up to a maximum income of $44 100.

CHART B.3

Monthly assistance based on the eligible income for a couple with two children and monthly rent of $1 200

(dollars)

Note:	In 2021, the government announced the gradual modernization of the Shelter Allowance Program, which involved a major increase in the amount of assistance provided. For more details, see page B.26.

Targeted Actions
for Quebecers	B.25

A modernization announced in the November 2021 update

The gradual modernization of the Shelter Allowance Program announced in the November 2021 update provided for, in particular, a major increase in the amount of assistance offered to low-income households to help them pay their rent.1

Maximum assistance was first increased in 2021 from $80 to $100 per month per household. A second increase in 2022 added new levels of additional assistance for households spending a greater portion of their income on housing. As a result, the amount paid is now determined by the proportion of income spent on housing.

–	As of October 1, 2022, eligible households can receive assistance of up to $100, $150 or $170 per month, depending on how much of their income is spent on housing.

Maximum monthly assistance in the program, based on the proportion of income spent on housing

(dollars per month)

Proportion of income for housing	October 2020	October 2021	October 2022	October 2023
30% to 49.9%	80	100	100	100
50% to 79.9%	80	100	150	150
80% or more	80	100	170	170

Additional initiatives to make the program more accessible

Over the past year, Revenu Québec and the Société d’habitation du Québec have undertaken a series of initiatives aimed at making the Shelter Allowance Program more accessible to the public.

In this respect, the process of applying for assistance has been considerably streamlined to ease the procedure for households. For example, the form has been simplified and it is now possible to apply online.

This modernization has had the desired effects. During the 2021-2022 programming year, only 62 203 households benefited from the Shelter Allowance Program, while this number increased to 124 016 in 2022-2023. The progressive income-based reduction announced in this update will increase the number of households assisted to nearly 150 000 in 2023-2024.

Change in the number of households benefiting from the Shelter Allowance Program

(in number of households)

Note:	The years shown represent programming years. For example, the year 2022 represents the period from October 1, 2022 to September 30, 2023.
Sources:	Société d’habitation du Québec and Revenu Québec.

1	The modernization of the program has also raised maximum income eligibility and abolished maximum and minimum program rents.

B.26	Update on Québec’s Economic and Financial Situation

3.	COMBATTING HOMELESSNESS AND ENHANCING FOOD AID

Homelessness and food aid needs have risen at a worrying rate since the pandemic. The latest count estimated that the number of people who were visibly homeless rose by 44% between 2018 and 2022. In this respect, the fall 2023 Update on Québec’s Economic and Financial Situation will increase support for organizations working with the most vulnerable Quebecers.

As part of this update, the government is earmarking $338.2 million over five years to boost efforts to combat homelessness. Of this amount, $214.5 million will be used to build 500 housing units reserved for homeless people or those at risk of becoming homeless.9 In addition, $123.7 million has been earmarked for:

—	increasing emergency assistance to address growing needs related to homelessness;

—	enhancing support for culturally safe services for Indigenous people experiencing homelessness;

—	promoting social reintegration to prevent people from falling into homelessness.

In addition, to help individuals and families whose financial resources do not allow adequate access to food, the government has earmarked $20.8 million in 2023-2024 to support food aid organizations.

TABLE B.11 Financial impact of the measures to combat homelessness and enhance food aid
(millions of dollars)
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Measures to address homelessness
Increasing emergency assistance to address homelessness(1)	−15.5	−22.0	−22.0	−22.0	−22.0	−103.5
Enhancing support for culturally safe services for Indigenous people experiencing homelessness(2)	−1.0	−1.0	−1.0	−1.0	−1.0	−5.0
Promoting social reintegration(3)	−1.2	−3.4	−3.5	−3.5	−3.6	−15.2
Subtotal – Measures to address homelessness	−17.7	−26.4	−26.5	−26.5	−26.6	−123.7
Fostering food security for individuals and families(4)	−20.8	—	—	—	—	−20.8
TOTAL	−38.5	−26.4	−26.5	−26.5	−26.6	−144.5

(1)	The amount of $15.5 million in 2023-2024 was announced on September 15, 2023, and will be funded from the appropriations of the Ministère de la Santé et des Services sociaux. As of 2024-2025, the appropriations will be granted to the Ministère de la Santé et des Services sociaux. In addition, $27 million will be drawn from the Fund to Combat Addiction, that is, $7 million a year for each year from 2024-2025 to 2026-2027, and $6 million in 2027-2028. Starting in 2028-2029, recurring annual funding of $20 million is planned.
(2)	The appropriations will be granted to the Ministère de la Santé et des Services sociaux. The amounts provided for 2023-2024 will be drawn from the Contingency Fund.
(3)	The appropriations will be granted to the Ministère de la Sécurité publique. The amounts provided for 2023-2024 will be drawn from the Contingency Fund.
(4)	Of this amount, $12 million will go to the Ministère de l’Emploi et de la Solidarité sociale, $2 million to the Ministère de l’Agriculture, des Pêcheries et de l’Alimentation and $6.8 million to the Ministère de l’Éducation. The amounts provided for 2023-2024 will be drawn from the Contingency Fund.

[9]	For more information, see subsection 2, “Providing better access to housing.”

Targeted Actions
for Quebecers	B.27

3.1	Increasing emergency assistance to address homelessness

Homelessness is on the rise in Québec. The most recent count estimated that 10 000 people were visibly homeless in 2022.

Faced with this worrying situation, the government wants to protect people who do not have access to a safe, stable home. On September 15, 2023, it therefore announced an additional $15.5 million in 2023-2024 to fund several emergency and extreme weather shelter projects10 selected in various regions.

—	This funding enabled the government to accept eligible projects received as part of the call for projects, in order to bolster existing emergency measures and increase the supply of shelters throughout Québec.

—	With this funding, 200 beds will be added over the course of 2023-2024 and more than 400 beds will be maintained throughout the different regions of Québec.

However, in order to continue these efforts and meet the growing demand, additional financial resources are required.

❏	Additional funding brings resources for emergency homeless shelter projects to $126 million

As part of the fall 2023 update, the government is confirming the funding announced for emergency assistance and is setting aside an additional investment of $22 million per year from now until 2027-2028 for emergency shelter resources.

With the amounts announced on September 15, 2023, a total of $103.5 million will be invested over five years to strengthen the emergency shelter supply and meet growing needs in the area of homelessness.

—	When also taking into account the $22.5 million allocated in the last budget, projects to increase the number of emergency shelter spaces will receive funding totalling $126 million over five years.

TABLE B.12 Overview of investments related to emergency shelter projects since March 2023
(millions of dollars)
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Budget 2023-2024 – Increasing the number of emergency shelter spaces	4.5	4.5	4.5	4.5	4.5	22.5
Additional amounts since Budget 2023-2024	15.5	22.0	22.0	22.0	22.0	103.5
TOTAL	20.0	26.5	26.5	26.5	26.5	126.0

[10]	Extreme weather shelters are safe places where homeless people can temporarily take refuge, such as in periods of extreme cold or heat, even if traditional shelters cannot accommodate them.

B.28	Update on Québec’s Economic and Financial Situation

The approach of the Ministère de la Santé et des Services sociaux to homelessness

Within the Québec government, the Ministère de la Santé et des Services sociaux (MSSS) is responsible for coordinating the necessary actions to roll out the national policy to fight homelessness.

–  That department sets up and coordinates the various interdepartmental bodies, such as the Table interministérielle en santé mentale et en itinérance,[1] which develops and administers interdepartmental action plans on these various topics.

One of the priorities in the fight against homelessness is to facilitate the transition to housing and provide support resources to promote stable housing. In recent years, the work to combat homelessness has fostered the transition to stable housing, which includes emergency shelters, transitional housing and supervised housing that provide psychosocial support services.

An initiative that makes it possible to work directly with homeless people

The MSSS coordinates action on homelessness, not only by liaising with the Société d’habitation du Québec to build housing for people who are experiencing or at risk of homelessness, but also by providing financial support to community organizations that play an essential role in delivering direct services to these people.

The MSSS also deploys outreach teams that provide services to people wherever they are.

1	The Table interministérielle en santé mentale et en itinérance includes 23 different government departments and organizations that recognize their responsibilities in this area.

Targeted Actions
for Quebecers	B.29

3.2	Enhancing support for culturally safe services for Indigenous people experiencing homelessness

The situation of homelessness among First Nations and Inuit people is following the same trend as that observed in the most recent count performed in fall 2022. It is therefore essential that the improvement of emergency shelter and support services be culturally adapted to Indigenous people, in order to ease the particular difficulties they face due to their specific realities.

The fall 2023 Update on Québec’s Economic and Financial Situation earmarks $5 million over five years to improve government support for culturally safe services for Indigenous people experiencing homelessness.

Taking into account the $19 million set aside in the March 2023 budget plan and the $14 million earmarked in the 2021-2026 interdepartmental action plan on homelessness, close to $40 million over seven years will have been invested to support the provision of services for First Nations and Inuit people experiencing homelessness.

Government action to support Indigenous people experiencing homelessness

In the March 2023 budget plan, the government announced investments totalling $19 million over five years to increase the supply of emergency shelter spaces and culturally safe services for Indigenous people experiencing homelessness, namely:

–  $12.5 million to increase the number of emergency shelter spaces for First Nations and Inuit people in the Montréal region;

–  $6.5 million to support Projets autochtones du Québec in its mission to provide emergency shelter and meals, as well as employment assistance, legal support, and mental, physical and financial health referrals to Indigenous people experiencing homelessness in the city of Montréal.

In addition, the 2021-2026 interdepartmental action plan on homelessness earmarks $14 million over five years to support projects aimed at reducing homelessness among First Nations and Inuit people. To ensure consistency in government action with Indigenous people, these measures have been integrated into the Government Action Plan for the Social and Cultural Development of the First Nations and Inuit 2017-2022, renewed for the 2022-2027 period.

–  These amounts will enable concrete, culturally adapted actions to be implemented in response to the recommendations made in the final report of the Public Inquiry Commission on relations between Indigenous Peoples and certain public services in Québec (2019) regarding services offered to Indigenous people experiencing homelessness.

B.30	Update on Québec’s Economic and Financial Situation

3.3	Promoting social reintegration

There are a number of reasons why people become homeless, including job loss, poverty or substance abuse problems. One of the less-discussed factors is incarceration. It can be difficult to find housing for people leaving a detention facility, especially for those with few family, social or professional resources.

—	Research has shown that the link between homelessness and incarceration is two-way, since homelessness, unemployment and lack of support increase the risk of reoffending.

In this regard, social integration agents play an essential role in the transition from prison to the community. They help provide a social safety net by supporting vulnerable clients before the end of their incarceration, in particular to help them find a job and a place to live. Their work makes it possible to act quickly to reduce the risk of homelessness and the likelihood of recidivism among offenders.

The fall 2023 Update on Québec’s Economic and Financial Situation earmarks an amount of $15.2 million over five years, which will be used to strengthen the team already in place in the Montréal metropolitan area and to create teams that will offer their services throughout the Québec correctional system.

Targeted Actions
for Quebecers	B.31

3.4 Fostering food security for individuals and families

The government recognizes the essential contribution of food aid organizations. To meet the growing demand, the government wants these organizations to have additional resources.

In the fall 2023 Update on Québec’s Economic and Financial Situation, the government is announcing a one-time, targeted assistance of $20.8 million for five food aid organizations.11

—	These amounts will enable the organizations to continue their work with the most vulnerable individuals and families and meet the growing need for food aid.

Investments to build on initiatives of recent years

Food security is a priority for the government. Since fall 2022, it has allocated $60.8 million to the Food Banks of Québec network and other food aid organizations in the field, including:

– $40.8 million for the purchase of food to meet growing food aid needs;

– $20 million to improve the storage infrastructure of the Food Banks of Québec network.

In addition to this amount, emergency assistance of $16 million[1] was earmarked to help organizations meet food aid needs between spring 2020 and fall 2022, which brings the total amount of assistance to $76.8 million.

1	Of this amount, $10 million was earmarked for food purchases and $6 million to improve the infrastructure of the Food Banks of Québec network.

[11]	These amounts include $10 million for the Food Banks of Québec network, $5 million for the Breakfast Club of Canada, $2 million for La Tablée des Chefs, $2 million for the Fondation Olo and $1.8 million for La Cantine pour tous.

B.32	Update on Québec’s Economic and Financial Situation

4.	SUPPORTING TRAINING IN SPECIFIC FIELDS

Like other Canadian and international jurisdictions, Québec is facing a labour shortage. To counter this shortage, Québec has implemented new targeted measures in fields regarded as priorities.

Since the publication of the March 2023 budget, the government has announced additional investments of $328.8 million to support training in specific fields:

—	$261.0 million to launch the Offensive formation en construction to increase the supply of labour in the construction sector;

—	$67.8 million to support the attractiveness of the public health and social services network.

Note that these amounts build on the $3.9 billion over five years for Opération main-d’œuvre announced in the fall 2021 update.

TABLE B.13 Financial impact of the measures to support training in specific fields
(millions of dollars)
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Launching the Offensive formation en construction	−131.0	−130.0	—	—	—	−261.0
Supporting the attractiveness of the public health and social services network	−67.8	—	—	—	—	−67.8
TOTAL	−198.8	−130.0	—	—	—	−328.8

Targeted Actions
for Quebecers	B.33

Opération main-d’œuvre to combat the labour shortage in priority sectors

In the fall 2021 update, the government announced $3.9 billion over five years to implement Opération main-d’œuvre.

The aim of this operation is to address the labour shortage in certain priority sectors by granting:

–  $2.1 billion to the areas of health and social services, education and educational childcare services;

–  $1.8 billion to the areas of information technologies, engineering and construction.

The requalification and attraction of 170 000 additional workers in these fields are the focus of Opération main-d’œuvre, which uses four levers:

–  increasing the graduation rate and supporting student retention, skills adaptation and requalification among workers;

–  keeping workers employed;

–  integrating people without jobs into the labour market;

– using targeted immigration to meet Québec’s needs and ensuring that immigrants are integrated into the labour market.

As a result, more than $4.2 billion has been granted to support training in priority areas, with the additional investments of $328.8 million announced since the publication of the March 2023 budget.

B.34	Update on Québec’s Economic and Financial Situation

4.1 Launching the Offensive formation en construction

In Québec, the demand for labour in the construction industry will rise substantially with the launch of several major sites and investment projects, such as the construction of housing units, in the coming years. The current graduation rate is not sufficient to meet the demand for qualified workers.

To provide businesses in the construction industry with rapid access to the labour needed to meet the demand, the government will introduce, in January 2024, short-term training programs leading to an attestation of vocational studies (AVS) in four fields of study.

—	These programs will help fill the most significant labour needs in five trades: carpenter-joiners, shovel operators, heavy equipment operators, tinsmiths and refrigerationists.

To increase the appeal of AVC and diploma of vocational studies (DVS) training programs leading to one of these five targeted trades, the government will provide financial support.

The government is also increasing the capacity of two study programs leading to a DVS, that is, in electricity and plumbing and heating.

Thus, to increase the number of skilled workers in the construction sector, the government is providing $261 million in investments over two years: $131 million in 2023-2024 and $130 million in 2024-2025.

In addition, $38.1 million will be invested to set up the resources associated with the training offer, in particular the facilities, or to acquire equipment, the cost of which will be included in the Québec Infrastructure Plan.

Targeted Actions
for Quebecers	B.35

4.2	Supporting the attractiveness of the public health and social services network

Staff are crucial to the delivery of care and social services. In a context of labour shortages and an aging population, the challenges to be met to provide better access to health care and social services are considerable.

To support the attractiveness of the public health and social services network, since publishing the March 2023 budget, the government has announced additional investments totalling $67.8 million, including:

—	$62.0 million to relaunch accelerated training for patient-care attendants;

—	$5.8 million to encourage psychology students to work in the public network.

TABLE B.14 Financial impact of the measures to support the attractiveness of the public health and social services network
(millions of dollars)
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Relaunching accelerated training for patient-care attendants	−62.0	—	—	—	—	−62.0
Encouraging psychology students to work in the public network	−5.8	—	—	—	—	−5.8
TOTAL	−67.8	—	—	—	—	−67.8
Note:	The amounts earmarked for 2023-2024 will be taken from the appropriations of the Ministère de la Santé et des Services sociaux.

B.36	Update on Québec’s Economic and Financial Situation

❑ Relaunching accelerated training for patient-care attendants

The need for workers to strengthen the delivery of care and services in the public network is substantial.

Accordingly, on May 16, 2023, the government relaunched the accelerated training for patient-care attendants. The first cohorts to receive this training will work with clients in residential and long-term care centres (CHSLDs) and seniors’ homes.

This 375-hour accelerated training program comes with an enhanced $12 000 bursary in exchange for a six-month commitment to work in the health and social services network.

With this campaign, the government aimed to train 3 000 to 5 000 new patient-care attendants over a three-month period by the end of 2023.

An accelerated training program for patient-care attendants, with a $9 210 bursary, was launched in June 2020 and recruited 10 000 people, nearly 8 000 of whom are still employed in the public network.

❑ Encouraging psychology students to practise in the public network

In order to alleviate the shortage of psychologists and help strengthen frontline services in mental health, the government notably announced, on June 8, 2023, a new $25 000 bursary to encourage psychology students to work in the public network.

This new bursary is offered to students who commit to working in the public health and social services network for two years after graduation.

This is on top of the existing $25 000 bursary for psychology students doing their internship in the public education network or the public health and social services network.

Targeted Actions
for Quebecers	B.37

5.	SUSTAINING THE CLIMATE TRANSITION AND COMMUNITIES

Climate change has an impact on communities, which must adapt to climate events that are more frequent and intense than before. In this respect, the government has taken action to support communities affected by forest fires. It also wishes to pursue its efforts related to the climate transition.

In addition, the government recognizes the important contribution of public transit to the climate transition, given the significant amount of greenhouse gas emissions produced by the transportation sector.

With this in mind, the fall 2023 Update on Québec’s Economic and Financial Situation includes an investment of $961.3 million over five years. Of this amount:

—	$292.1 million will be used to support climate change adaptation initiatives and to mitigate the risks associated with forest fires, in order to help communities adapt to the impacts of climate change;

—	$404.2 million will be used to support communities and the forestry sector in response to the forest fires in summer 2023;

—	$265.0 million in 2023-2024 will make it possible to continue supporting public transit.

TABLE B.15 Financial impact of the measures to sustain the climate transition and communities
(millions of dollars)
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Adapting to the impacts of climate change(1)	−114.9	−63.4	−39.2	−46.6	−28.0	−292.1
Supporting communities and the forestry sector in response to forest fires	−269.0	−37.4	−37.4	−48.9	−11.5	−404.2
Continuing support for public transit(2)	−265.0	—	—	—	—	−265.0
TOTAL	−648.9	−100.8	−76.6	−95.5	−39.5	−961.3
(1) These amounts will be drawn from availabilities in the Electrification and Climate Change Fund. (2) The appropriations will be granted to the Land Transportation Network Fund.

Targeted Actions
for Quebecers	B.39

5.1 Adapting to the impacts of climate change

❑ More frequent and intense climatic events

Climate change is a worldwide issue that is placing increasing pressure on society and the global economy.

It has repercussions on the economy, health, the safety of communities, buildings and public infrastructure, and productivity.

—	According to the Canadian Climate Institute, climate change will have a negative impact of up to 2.6% on Canada’s real GDP by the middle of the century.

In Québec, climate change has recently had a number of consequences, such as heat waves, forest fires and floods.

—	Nearly 5 million hectares of forest burned in Québec this year, a much higher level compared to the 47 000 hectares that burned annually on average over the past five years.

—	The total amount of rainfall during the month of July broke previous records in several regions of southern Québec, causing flooding in some places.

As a result, the government must continue to take action to help society adapt to this new reality.

B.40	Update on Québec’s Economic and Financial Situation

❑ Investments of $1.8 billion for adapting to climate change

The Québec government has already earmarked $1.5 billion over five years for adapting to climate change, a sum that stems from the 2030 Plan for a Green Economy and other initiatives.

Nevertheless, the climate events in 2023 highlight the need to further increase the resilience of communities to climate change.

To that end, the government is announcing additional investments of $292.1 million over five years:

—	$260.6 million to support climate change adaptation initiatives;

—	$31.5 million to carry out work to assess and mitigate risks associated with forest fires.

With the additional investments announced in the fall 2023 Update on Québec’s Economic and Financial Situation, the amounts that will be invested over the next five years to adapt to climate change stand at $1.8 billion.

TABLE B.16 Investments for adapting to climate change (millions of dollars)
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Previously planned investments(1)	258.5	368.4	426.5	242.5	205.1	1 501.0
Additional investments
– Supporting climate change adaptation initiatives	108.9	61.9	31.2	38.6	20.0	260.6
– Mitigating risks associated with forest fires	6.0	1.5	8.0	8.0	8.0	31.5
Subtotal – Additional investments(2)	114.9	63.4	39.2	46.6	28.0	292.1
TOTAL	373.4	431.8	465.7	289.1	233.1	1 793.1

(1)	These include various initiatives such as the 2023-2028 Implementation Plan for the 2030 Plan for a Green Economy, the protection plan against floods and adaptation projects associated with transportation infrastructure.

(2)	These amounts will come from the Electrification and Climate Change Fund and could also be used to fund projects to mitigate climate change.

Targeted Actions
for Quebecers	B.41

■	Supporting climate change adaptation initiatives

To achieve the climate transition, all stakeholders must be involved.

To this end, the government is strengthening the support it provides for structuring initiatives in the fight against climate change, particularly by providing financial support for the development and execution of initiatives to make our communities greener and more resilient.

—	This additional support of $260.6 million over five years will increase the capacity of communities to adapt to climate challenges.

The details of the measure will be announced at a later date by the Minister of the Environment, the Fight Against Climate Change, Wildlife and Parks.

■	Mitigating risks associated with forest fires

During the forest fires of summer 2023, many emergency projects on the outskirts of populated areas in several municipalities and in the forest helped keep the flames away from communities. However, more work needs to be done in the months ahead to ensure the effectiveness of protective measures in the event of new fires.

The amount of $31.5 million over five years will make it possible, among other things, to:

—	fund work to assess and mitigate risks associated with forest fires;

—	develop the municipalities’ protection lines put in place in 2023 and ensure their effectiveness in the event of new fires.

B.42	Update on Québec’s Economic and Financial Situation

Improving understanding of climate change impacts in Québec and taking action to adapt to them

The Québec government is taking a number of steps to improve its knowledge of the impacts of climate change and give itself the means to take action to adapt society and the economy to climate change events.

Creation of an expert panel on climate change adaptation

In September 2023, an expert panel on climate change adaptation was created. Its mandate has two components:

  –  identifying priorities for the development of scientific knowledge on adaptation, supporting the government in conducting a comprehensive risk analysis and making recommendations accordingly;

  –   identifying the most promising courses of action in terms of adaptation in order to inform decision-making and the development of public policies.

The recommendations of the expert panel on climate change adaptation will supplement the work of the Ministère de l’Environnement, de la Lutte contre les changements climatiques, de la Faune et des Parcs in developing the updates to the plan for implementing the 2030 Plan for a Green Economy.

Developing knowledge about the impacts of climate change

In spring 2023, a research program was launched to gain a better understanding of the costs and potential benefits associated with climate change for various activity sectors.

In addition, a modelling tool being developed will make it possible to assess the impacts of climate change on the economy and public finances, and to support decision-making by the Québec government.

The impacts of climate change on infrastructure, the labour supply, productivity and health will be considered in particular.

Targeted Actions
for Quebecers	B.43

5.2	Supporting communities and the forestry sector in response to forest fires

The summer 2023 forest fires had major impacts on Québec’s communities and the forestry sector.

Given the exceptional magnitude of these forest fires, the government was quick to take major steps in recent months, totalling $253 million in 2023-2024, for the purpose of, among other things:

—	increasing the fire suppression capacity of the Société de protection des forêts contre le feu (SOPFEU), whose mission includes protecting forests, communities and strategic infrastructure from forest fires;

—	providing affected businesses with financial support, including working capital support, among other things;

—	meeting the immediate needs of the forest industry in terms of the recovery of burned timber.

Quick action in response to the forest fires

In the exceptional context of the forest fires that affected Québec in summer 2023, the government quickly rolled out adapted measures to support the forestry sector.

Facilitating the continuation of silviculture work

To mitigate the impact of halting or slowing down in-forest silviculture work during the critical fire period, support measures were developed in conjunction with Rexforêt, the government’s partner in the sustainable development of public forests.

These measures made it possible to:

  –   advance payments to speed up artificial regeneration, site preparation and stand maintenance work;

  –   extend the deadlines for silviculture work to which companies are subject, due to the constraints associated with forest fires;

  –   ease the contractual terms of several suppliers who were unable to meet certain obligations due to fire-related constraints.

Promoting wood recovery

Faced with the scale of the areas affected by forest fires and the rapid degradation of wood, the government acted quickly to encourage companies to salvage wood in areas affected by forest fires.

In compliance with the obligations of the Ministère des Ressources naturelles et des Forêts, the deployment of shortened special management plans and accelerated authorization processes made it possible to start wood recovery while ensuring the safety of the stakeholders involved.

B.44	Update on Québec’s Economic and Financial Situation

☐	An additional $216 million to speed up reforestation and provide financial support to SOPFEU

To support the affected regions and businesses, while ensuring that part of the burned areas are restored to production, the government is providing funding of $200.0 million over eight years, as part of the fall 2023 update, to conduct additional silviculture work to speed up reforestation.

This amount will help restore to production more than 25 000 hectares of the areas to be reforested for future harvesting, currently estimated to total over 300 000 hectares, particularly by:

—	producing nearly 40 million plants;

—	preparing the affected land and planting seedlings;

—	maintaining reforested areas.

Furthermore, the government is providing an additional $16.0 million in 2023-2024 to help SOPFEU support communities by:

—	acquiring additional equipment and training more firefighters;

—	deploying the FireSmart program, aimed at preventing and mitigating forest fires.

In all, the initiatives implemented by the government to support communities and the forestry sector total $404.2 million over five years and $469.0 million by 2031-2032.

TABLE B.17 Financial impact of the measures to support communities and the forestry sector in response to forest fires (millions of dollars)
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Initiatives deployed in response to forest fires(1)	−253.0	—	—	—	—	−253.0
Speeding up reforestation in response to forest fires(2)	—	−37.4	−37.4	−48.9	−11.5	−135.2
Helping SOPFEU support communities(3)	−16.0	—	—	—	—	−16.0
TOTAL	−269.0	−37.4	−37.4	−48.9	−11.5	−404.2

(1)	The appropriations will be granted to the Ministère des Ressources naturelles et des Forêts, the Ministère de la Sécurité publique, the Ministère de l’Économie, de l’Innovation et de l’Énergie and the Ministère de la Santé et des Services sociaux. The amounts provided for 2023-2024 will be drawn from the Contingency Fund.

(2)	Considering the $64.8 million over the period from 2028-2029 to 2031-2032, total investments to increase silviculture work will amount to $200 million over eight years. The appropriations will be granted to the Ministère des Ressources naturelles et des Forêts. The amounts provided for 2024-2025 will be drawn from the Contingency Fund.

(3)	The appropriations will be granted to the Ministère des Ressources naturelles et des Forêts. The amounts provided for 2023-2024 will be drawn from the Contingency Fund.

Targeted Actions
for Quebecers	B.45

5.3	Continuing support for public transit

Government support for public transit is part of the climate transition and an integral element in the actions to reduce transportation sector greenhouse gas emissions. The emergency assistance provided since spring 2020 to maintain public transit services totals nearly $2.2 billion, including a federal government contribution of $887.4 million. This assistance demonstrates the government’s commitment to encouraging the use of sustainable modes of transportation.

In recent months, the Minister of Transport and Sustainable Mobility has consulted with the public transit bodies and other stakeholders to identify sustainable, well-thought-out solutions to the public transit funding issues. The resulting plan will be unveiled at a later date.

To continue supporting public transit until the plan is implemented, the government’s fall 2023 update provides for additional emergency assistance of $265 million in 2023-2024, which represents nearly 60% of the anticipated deficit of public transit bodies for 2024. This brings the total assistance for supporting the recovery of public transit since spring 2020 to over $2.4 billion.

B.46	Update on Québec’s Economic and Financial Situation

6.	FOSTERING BUSINESS INVESTMENT

Business investment is an essential factor in boosting productivity and achieving the government’s objectives for creating wealth, particularly in the context of a labour shortage.

The government has taken a number of steps in this regard, including the introduction of the investment and innovation tax credit (C3i) and, in the 2023-2024 budget, the new tax holiday for large investment projects.

Over the past few months, the Ministère des Finances du Québec has been consulting experts from the private sector and universities in order to identify levers to foster Québec’s potential economic growth.

The experts consulted identified a number of potential investment solutions to help narrow the standard of living gaps between Québec and its main trading partners.

—	Among other things, they recommended offering an incentive tax system for business investment as well as better targeting assistance to priorities and concentrating it on a small number of simple measures.

In its initial response to the experts’ recommendations, the government is:

—	renewing the investment and innovation tax credit;

—	simplifying the investment tax assistance plan.

TABLE B.18 Financial impact of the actions to foster business investment (millions of dollars)
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Renewing the investment and innovation tax credit	—	−36.7	−208.1	−448.3	−589.7	−1 282.8
Simplifying the investment tax assistance plan	4.5	57.7	75.1	76.2	73.9	287.4
TOTAL	4.5	21.0	−133.0	−372.1	−515.8	−995.4

Targeted Actions
for Quebecers	B.47

6.1	Renewing the investment and innovation tax credit

To create a fiscal environment that is more favourable to investment, the government is announcing, in the fall 2023 Update on Québec’s Economic and Financial Situation, the extension and enhancement of the C3i.

—	The renewed C3i will support the acquisition of manufacturing and processing equipment, computer hardware and management software, for eligible expenditures of up to $100 million over four years.

A renewed C3i will offer a simplified fiscal environment with rates harmonized with those of the tax holiday for large investment projects. More specifically, the tax assistance will be:

—	15% for investments in the Montréal and Québec city metropolitan communities;

—	25% for investments in territories with low economic vitality;

—	20% for investments in other territories or regions of Québec.

In addition, to further stimulate investment projects, the renewed C3i will be fully refundable. This enhancement will benefit around 1 000 businesses.

—	Currently, the C3i is only fully refundable for businesses with gross revenues and assets not exceeding $50 million.

Making the tax credit refundable for all businesses will provide greater support for investments, particularly those made by large industrial firms.

The renewed C3i will take effect on January 1, 2024 for acquisitions made before January 1, 2030 and will represent additional financial support of nearly $1.3 billion over the next five years.

—	This will help drive investments that will stimulate productivity gains in some 10 000 businesses.

B.48	Update on Québec’s Economic and Financial Situation

TABLE B.19 Main parameters of the renewed investment and innovation tax credit (C3i), as of January 1, 2024
Qualified corporation	A corporation with an establishment in Québec and that operates a business here(1)
Qualified property

A new property that is one of the following:

–  manufacturing or processing materials
(depreciation categories 43 or 53)

–  computer equipment (depreciation category 50)

–  management software (depreciation category 12)

Qualified expenditures	Expense threshold: – $12 500 per item for manufacturing and processing materials – $5 000 per item for computer equipment or management software
Tax credit rate by territory	Basic parameters	New parameters
Montréal and Québec city metropolitan communities	10%	15%
Territories with low economic vitality	20%	25%
Other territories or regions	15%	20%
Refundability criterion	– Refundable for businesses with assets and gross revenue not exceeding $50 million – Non-refundable for businesses with assets and gross income of $100 million or more(2)	– Fully refundable for all businesses
Cumulative limit on eligible expenditures	$100 million of eligible expenditures over five years	$100 million of eligible expenditures over four years
Time frame	Property acquired before January 1, 2025	Property acquired before January 1, 2030

(1)	The following continue to be excluded from the renewed C3i: tax-exempt corporations, Crown corporations or subsidiaries wholly owned by them, aluminum producing corporations and oil refining corporations.
(2)	The tax credit is partially refundable for businesses that fall in between the $50 million and $100 million thresholds.

Targeted Actions
for Quebecers	B.49

List of territories with low economic vitality

In order to take particular economic challenges in certain territories into account, the renewed C3i rate will vary based on where the investments will be made. It will be increased to 25% in territories whose Economic Vitality Index (EVI) is among the weakest 25% in Québec.

The Institut de la statistique du Québec periodically publishes the EVI for Québec’s RCMs or equivalent territories. The EVI is calculated on the basis of three indicators:

–   the labour market (number of workers aged 25 to 64);

–   the standard of living (median income of the population aged 18 and over);

–   demographic vitality (average annual population growth rate over a five-year period).

List of territories with low economic vitality, for application purposes of the renewed C3i
Administrative regions	RCMs or equivalent territories
Bas-Saint-Laurent	– La Matanie	– Les Basques
	– La Matapédia	– Témiscouata
– La Mitis
Saguenay–Lac-Saint-Jean	– Le Domaine-du-Roy	– Maria-Chapdelaine
Capitale-Nationale	– Charlevoix-Est
Mauricie	– La Tuque	– Mékinac
	– Maskinongé	– Shawinigan
Estrie	– Les Sources
Outaouais	– La Vallée-de-la-Gatineau	– Pontiac
– Papineau
Abitibi-Témiscamingue	– Témiscamingue
Côte-Nord	– La Haute-Côte-Nord	– Le Golfe-du-Saint-Laurent
Gaspésie–Îles-de-la-Madeleine	– Avignon	– La Haute-Gaspésie
	– Bonaventure	– Le Rocher-Percé
Chaudière-Appalaches	– Les Appalaches	– Les Etchemins
Lanaudière	– Matawinie(1)
Laurentides	– Antoine-Labelle	– Argenteuil(1)

(1) Although these two RCMs are no longer part of those whose EVI is among the weakest 25% in Québec, a transition period has been allowed.  They will be removed from the list of territories with low economic vitality on July 1, 2025.

Source: Institut de la statistique du Québec, Bulletin d’analyse – Indice de vitalité économique des territoires : édition 2023, [Online], [https://statistique.quebec.ca/fr/fichier/bulletin-analyse-indice-vitalite-economique-territoires-edition-2023.pdf].

B.50	Update on Québec’s Economic and Financial Situation

6.2 Simplifying the investment tax assistance plan

With the tax holiday for large investment projects and the renewed C3i, the government is introducing a simplified investment tax assistance plan.

This new plan will apply to two pillars of the government’s investment support strategy:

—	productivity gains resulting from the acquisition of new technologies;

—	implementation of large investment projects for their structuring effects.

Together with the targeted interventions by the Ministère de l’Économie, de l’Innovation et de l’Énergie, these two tax measures will help the government achieve its wealth creation goals.

❑ An investment tax assistance plan based on two complementary measures

Due to greater consistency in application parameters, the simplified investment tax assistance plan will facilitate business investment projects with two tax measures that each address distinct needs.

—	The renewed C3i will support investments of up to $100 million aimed at increasing business productivity, for instance, by acquiring new equipment to improve production processes.

—	By improving the return on investment of projects worth at least $100 million, the tax holiday is intended to serve as the trigger in the decision of a business to set up in Québec, or of a Québec business to carry out a large project.

The tax assistance rates and eligibility period will be the same for both tax measures.

TABLE B.20 Simplified investment tax assistance plan

Targeted Actions
for Quebecers	B.51

Tax holiday for large investment projects

To encourage large projects in Québec that will catalyze economic development and stimulate productivity gains, the government has announced, in Budget 2023-2024, the introduction of a new tax holiday for large investment projects.

– This tax holiday represents $373 million over the next five years to support the development of large projects for creating wealth in Québec.

The tax holiday for large investment projects targets projects of at least $100 million, and offers tax assistance corresponding to 15%, 20% or 25% of eligible investments, depending on the territory in which they are carried out.

Main parameters of the tax holiday for large investment projects
Form of assistance	Reduction of corporate income tax and employer contributions to the Health Services Fund
Tax assistance rate

Montréal and Québec city metropolitan communities:

15% of eligible capital investments

Other territories or regions:

20% of eligible capital investments

Territories with low economic vitality:(1)
25% of eligible capital investments

Maximum period to benefit from the tax holiday	10 years
Maximum eligible investments per project	$1.0 billion
Annual tax assistance ceiling	Tax assistance ceiling spread over a 10-year period
Main eligible activity sectors	Agriculture and forestry, extraction of critical and strategic minerals, manufacturing, wholesale and retail trade, transportation and warehousing, information and cultural industries, professional, scientific and technical services, and arts, entertainment and recreation(2)
Eligibility application deadline	December 31, 2029
(1) The list of these territories is identical to that for the renewed C3i. (2) The list of excluded activity sectors is found in Section A of Additional Information – March 2023.

Tangible initial results

When it was introduced, the tax holiday for large investment projects was expected to support nearly 100 new large projects representing investments of more than $24 billion.

–	Over ten projects have already received an initial qualification certificate for the measure, with planned investments of over $10 billion.

B.52	Update on Québec’s Economic and Financial Situation

☐	Consolidation of investment assistance

Introduced in 2018, the additional 30% capital cost allowance enabled businesses to claim an amount equal to 30% of the capital cost allowance in the previous year in respect of certain investments made to improve productivity.

With the introduction of the simplified investment tax assistance plan, the government is consolidating tax assistance for investments by concentrating it in two complementary measures: the renewed C3i and the tax holiday for large investment projects, thereby reducing the complexity of the tax system.

The additional 30% capital cost allowance essentially targets the same types of investments as the renewed C3i. As such, from January 1, 2024, the amounts initially earmarked for this measure will be reallocated to enhancing the C3i.

—	The abolition of this measure will simplify the process for claiming various types of tax assistance for investments by grouping them together.

In addition, since 2016, the Financial Assistance for Investment Program (PAFI) offers a reduction in electricity costs to eligible industrial businesses, for a reimbursement of up to 50% of eligible investment costs.

—	The deadline for applying for the program is December 31, 2023.

—	This program will not be renewed given its incompatibility with the current energy context.

The enhancement of the C3i, which now provides tax assistance that is fully refundable, and the tax holiday for large investment projects will allow for the continued support of investment projects of large industrial businesses when the PAFI ends. In addition, the Ministère de l’Économie, de l’Innovation et de l’Énergie can offer specific financial assistance tailored to certain investment projects.

■	Enhanced investment support for businesses

The simplified investment tax assistance plan provides $768.2 million to enhance the C3i and $514.6 million to extend it, for a total of $1.3 billion in support over five years.

Taking into account the abolition of the additional 30% capital cost allowance, additional net support for investment will be $995.4 million over the next five years.

TABLE B.21

Additional investment support for businesses – 2023-2024 to 2027-2028

(millions of dollars)
Total over 5 years
Abolition of the additional capital cost allowance of 30%	−287.4
Enhancement of the C3i	+768.2
Extension of the C3i	+514.6
Additional investment support	+995.4

Targeted Actions
for Quebecers	B.53

❏	Economic impacts of the simplified investment tax assistance plan

The simplified investment tax assistance plan will help generate a more dynamic Québec economy.

Together, the tax holiday for large investment projects and the renewed C3i will directly support investments of nearly $60 billion in Québec by 2029.

CHART B.4 Business investments supported by the simplified investment tax assistance plan
(billions of dollars)

B.54	Update on Québec’s Economic and Financial Situation

Québec: One of the most competitive places to invest in North America

The competitiveness of the business tax system is crucial to creating a business climate that stimulates investment. This is particularly reflected in the marginal effective tax rate (METR) on investments.

–  The METR is a theoretical measure of the impact of the tax system on new investments. It represents the effect of all tax expenses and rules that influence the return on invested capital.

The tax measures announced by the government since fall 2018 have enabled Québec’s METR to compare favourably internationally, particularly in North America.

With the renewed C3i, the average METR for all Québec sectors would be 9.7% in 2023, compared with:

–  12.8% on average in Ontario;

–  13.4% on average in Canada;

–  19.2% on average in the United States.

Marginal effective tax rate (METR) on investment – 2023
(per cent)

Source: Compilation by the Ministère des Finances.

Targeted Actions
for Quebecers	B.55

Financial impact

TABLE B.22 Financial impact of the targeted actions for Quebecers
(millions of dollars)
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Indexation to benefit Quebecers	−457.6	−1 987.8	−2 033.3	−2 074.2	−2 113.4	−8 666.3
TARGETED ACTIONS PRESENTED IN THE FALL 2023 UPDATE
Providing better access to housing
Building 8 000 new social and affordable housing units
– Building 7 500 new units as part of the Québec affordable housing program and the partnership with tax−advantaged funds	−210.0	—	−768.5	−393.1	−155.2	−1 526.8
– Building 500 housing units for homeless people	—	—	−66.7	−100.0	−47.8	−214.5
Helping lower-income households with housing
– Granting 4 000 new units under the Rent Supplement Program	—	—	−6.8	−14.7	−28.5	−50.0
– Enhancing the Shelter Allowance Program	−9.1	−14.7	−11.1	−11.1	−11.1	−57.1
Subtotal – Providing better access to housing	−219.1	−14.7	−853.1	−518.9	−242.6	−1 848.4
Combatting homelessness and enhancing food aid
Measures to address homelessness
Increasing emergency assistance to address homelessness	−15.5	−22.0	−22.0	−22.0	−22.0	−103.5
Enhancing support for culturally safe services for Indigenous people experiencing homelessness	−1.0	−1.0	−1.0	−1.0	−1.0	−5.0
Promoting social reintegration	−1.2	−3.4	−3.5	−3.5	−3.6	−15.2
Subtotal – Measures to address homelessness	−17.7	−26.4	−26.5	−26.5	−26.6	−123.7
Fostering food security for individuals and families	−20.8	—	—	—	—	−20.8
Subtotal – Combatting homelessness and enhancing food aid	−38.5	−26.4	−26.5	−26.5	−26.6	−144.5

Targeted Actions
for Quebecers	B.57

TABLE B.22 Financial impact of the targeted actions for Quebecers (continued)
(millions of dollars)
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Supporting training in specific fields
Launching the Offensive formation en construction	−131.0	−130.0	—	—	—	−261.0
Supporting the attractiveness of the public health and social services network
– Relaunching accelerated training for patient-care attendants	−62.0	—	—	—	—	−62.0
– Encouraging psychology students to work in the public network	−5.8	—	—	—	—	−5.8
Subtotal – Supporting training in specific fields	−198.8	−130.0	—	—	—	−328.8
Sustaining the climate transition and communities
Adapting to the impacts of climate change	−114.9	−63.4	−39.2	−46.6	−28.0	−292.1
Supporting communities and the forestry sector in response to forest fires
– Initiatives deployed in response to forest fires	−253.0	—	—	—	—	−253.0
– Speeding up reforestation in response to forest fires	—	−37.4	−37.4	−48.9	−11.5	−135.2
– Helping SOPFEU support communities	−16.0	—	—	—	—	−16.0
Continuing support for public transit	−265.0	—	—	—	—	−265.0
Subtotal – Sustaining climate transition and communities	−648.9	−100.8	−76.6	−95.5	−39.5	−961.3
Fostering business investment
Renewing the investment and innovation tax credit	—	−36.7	−208.1	−448.3	−589.7	−1 282.8
Simplifying the investment tax assistance plan	4.5	57.7	75.1	76.2	73.9	287.4
Subtotal – Fostering business investment	4.5	21.0	−133.0	−372.1	−515.8	−995.4
SUBTOTAL – TARGETED ACTIONS	−1 100.8	−250.9	−1 089.2	−1 013.0	−824.5	−4 278.4
TOTAL	−1 558.4	−2 238.7	−3 122.5	−3 087.2	−2 937.9	−12 944.7
Note:	Totals may not add due to rounding.

B.58	Update on Québec’s Economic and Financial Situation

Section C

The QUÉBEC economy: recent developments and outlook for 2023 and 2024

Summary			C.3

1.	Québec’s economic situation		C.9

	1.1	Moderation in economic growth will continue in 2024	C.9

	1.2	The slowdown in economy and population aging will continue to dampen the labour market’s momentum	C.11

	1.3	Household consumption and exports will support economic activity in 2023 and 2024	C.13

	1.4	Consumer demand remains resilient	C.14

	1.5	The residential sector is impacted by successive interest rate hikes	C.15

	1.6	The current period of uncertainty is encouraging businesses to be cautious	C.17

	1.7	The value of government investment reaches a peak	C.18

	1.8	Exports will be a major contributor to economic activity	C.19

	1.9	Inflation may be fading, but it remains present	C.20

	1.10	Nominal GDP will grow less quickly	C.23

	1.11	Forecasts comparable to those of the private sector	C.24

2.	The situation of Québec’s main economic partners		C.27

	2.1	The economic situation in Canada	C.27

	2.2	The economic situation in the United States	C.34

3.	The global economic situation		C.39

4.	Developments in financial markets		C.45

5.	Main risks that may influence the forecast scenario		C.49

C.1

Summary

As forecast in the Québec Budget Plan – March 2023, economic activity in Québec is moderating.

—	Real GDP is expected to rise by 0.6% in 2023, following growth of 2.6% in 2022.[1]

Moreover, persistent inflation and the prolonged rise in interest rates will dampen the outlook for growth in 2024.

—	Real GDP growth is expected to stand at 0.7%, compared with the 1.4% anticipated last March.

Inflation control could allow central banks to gradually ease their monetary policy starting in the spring of 2024, thereby re-establishing an environment conducive to sustainable economic growth.

Persistent inflation, the cumulative effects of interest rate hikes, and greater-than-expected monetary tightening will moderate economic activity in 2024.

–	For 2023, the outlook for the Québec economy is similar to what was forecast last March.

–	In 2024, forecast real GDP growth of 0.7% is lower than that anticipated in March (+1.4%).

Inflation control could allow central banks to gradually ease their monetary policy starting in the spring of 2024.

–	More stable prices and more favourable credit conditions will foster economic recovery.

TABLE C.1 Economic growth
(real GDP, percentage change)
	2021	2022	2023	2024
Québec	6.0	2.6	0.6	0.7
– March 2023	6.0	2.8	0.6	1.4
Canada	5.0	3.4	1.2	0.9
– March 2023	5.0	3.4	0.8	1.6
United States	5.8	1.9	2.0	1.1
– March 2023	5.9	2.1	0.5	1.3
World(1)	6.4	3.4	2.8	2.7
– March 2023	6.2	3.3	2.4	3.1

(1)	Global real GDP is expressed in purchasing power parity.
Sources:	Institut de la statistique du Québec, Statistics Canada, International Monetary Fund, S&P Global, Refinitiv Datastream, Bloomberg, Eurostat and Ministère des Finances du Québec.

[1]	Unless otherwise indicated, this section reflects economic data as at October 18, 2023.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.3

❏	As expected, economic growth is slowing down in 2023

Over the past year, most of the major central banks have raised their policy rates to control inflation. Monetary tightening is gradually impacting the economy, especially prices.

—	As forecast in the Québec Budget Plan – March 2023, real GDP growth is slowing down in Québec. It is expected to fall from 2.6% in 2022 to 0.6% in 2023. This represents similar growth to that expected in March (+0.6% in 2023).

On a global scale, the economy proved resilient at the beginning of the year. The expected slowdown is taking place, but at a more gradual pace than forecast in the March 2023 scenario.

—	Following a gain of 3.4% in 2022, global economic activity is expected to grow by 2.8% in 2023. Last March, a 2.4% increase was expected.

—	Real GDP is expected to grow by 1.2% in Canada (+0.8% in March), while it is expected to grow by 2.0% in the United States (+0.5%), following respective gains of 3.4% and 1.9% in 2022.

■	Despite a certain decline, inflation remains high

Although price growth has moderated, inflation has slowed more gradually than expected last March.

—	Persistent inflation has forced the major central banks to continue their efforts to contain price increases. They will maintain their restrictive monetary policy for a longer period than expected.

Against this background, the period of weakening economic activity will last longer than expected in March.

TABLE C.2 Consumer price index
(percentage change)
	2022	2023	2024
Québec	6.7	4.6	2.7
– March 2023	6.7	3.5	2.2
Canada	6.8	4.0	2.6
– March 2023	6.8	3.5	2.3
United States	8.0	4.0	2.6
– March 2023	8.0	3.7	2.2
World(1)	8.7	6.9	5.8
– March 2023(2)	8.8	6.6	4.3

(1)	October 2023 forecast of the International Monetary Fund.
(2)	January 2023 forecast of the International Monetary Fund.
Sources:	Statistics Canada, International Monetary Fund, S&P Global and Ministère des Finances du Québec.

Update on Québec’s Economic
C.4	and Financial Situation

❏	The economic outlook for 2024 has deteriorated

Persistent inflation and a prolonged rise in interest rates will dampen economic growth in 2024. Forecasts have been lowered for most regions.

—	Global growth is expected to stand at 2.7%. In the Québec Budget Plan – March 2023, growth of 3.1% was expected.

—	Economic expansion in Canada is expected to stand at 0.9%, compared with 1.6% forecast in March.

—	In the United States, real GDP growth is expected to be 1.1%, while in March, a gain of 1.3% was expected.

Québec has not been spared a revision of its outlook for 2024. An increase of 0.7% in economic activity is expected, while last March, growth of 1.4% was anticipated.

Efforts to keep inflation under control will help re-establish an environment conducive to sustainable growth.

—	Over the coming quarters, excess demand is expected to continue to recede, which will gradually ease inflationary pressures.

—	The slowdown in price increases should enable some central banks to begin gradually easing their monetary policy starting in the spring of 2024.

—	Controlled inflation and more favourable credit conditions will foster a recovery in economic activity.

CHART C.1 Change in economic outlook in 2024
(real GDP, percentage change)

(1)	Global real GDP is expressed in purchasing power parity.
Sources:	Institut de la statistique du Québec, Statistics Canada, International Monetary Fund, S&P Global, Refinitiv Datastream, Bloomberg, Eurostat and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.5

❏	The standard-of-living gap with Ontario continues to narrow

The Québec government has set itself ambitious goals in terms of wealth creation and increased economic potential.2

—	Significant steps have been taken to increase the potential of the Québec economy and create more wealth. Among other things, a number of initiatives have been put in place to boost business productivity and encourage the integration and retention of workers in the labour market.

—	Government action is bearing fruit. It has improved Quebecers’ standard of living. As a result, the wealth gap with Ontario has narrowed significantly.

The government intends to continue acting on the standard of living’s main determinants and to intensify its efforts to close the gap between Québec’s standard of living and that of Ontario.

Accelerating catch-up in Québec’s standard of living

Between 2015 and 2018, average annual growth in the standard of living in Québec was similar to that in Ontario.

–   It stood at 1.3% annually on average in Québec, compared with 1.4% in Ontario.

Since 2019, however, the trend has changed.

–   Between 2019 and 2022, gains in the standard of living continued in Québec (+0.7% on average annually), while real GDP per capita remained relatively stable in Ontario (+0.1%).

–   As a result, the gap in standards of living between Québec and Ontario went from 16.1% in 2018 to 13.5% in 2022.

In both Québec and Ontario, the slowdown in economic activity in 2023 and 2024 will result in a temporary decline in real GDP per capita. Nevertheless, gains in terms of standard of living catch up are expected to continue in the next two years.

–   The gap in the standard of living between Québec and Ontario is expected to decrease, from 13.5% in 2022 to 12.3% in 2024.

–   The government intends to pursue its efforts to increase the potential of Québec’s economy to eliminate the wealth gap with Ontario.

Change in standard of living
(real GDP per capita, annual percentage change and difference in percentage points)
	2015 to 2018	2018	2019	2020	2021	2022	2023	2024
Québec	1.3	1.8	1.7	−5.7	5.7	1.4	−1.7	−0.1
Ontario	1.4	1.6	0.4	−5.9	4.6	1.6	−1.8	−0.9
DIFFERENCE	—	16.1	14.6	14.4	13.2	13.5	13.3	12.3

Note:	Ontario real GDP growth for 2023 and 2024 corresponds to the average forecast of nine private sector institutions as at October 18, 2023.
Sources:	Institut de la statistique du Québec, Statistics Canada, Ontario Ministry of Finance and Ministère des Finances du Québec.

[2]	For more information, see the document Increasing Québec’s Economic Potential – Ambitions and Means to Achieving this Goal.

Update on Québec’s Economic
C.6	and Financial Situation

■	Determinants of Québec’s economic potential

One of the government’s ambitions is to create wealth. It is by acting on the determinants of economic growth that the government will achieve this objective.

The standard of living can be enhanced by acting on three levers, namely by maximizing the main pool of potential workers, the employment rate, and productivity.

—	Québec has an aging population. The demographic weight of the population aged 15 to 64 is decreasing. Population aging is limiting the growth of the labour force and the contribution of the main pool of potential workers to economic growth.

—	Following a decline during the pandemic, demographic growth has risen sharply over the past year, temporarily boosting the contribution of the pool of potential workers to economic activity.

—	Labour market participation is essential to economic growth. The employment rate, which refers to an economy’s capacity to make full use of its available labour pool, showed significant increases over the last few years. The employment rate for the population aged 15 to 64 is at an all-time high and Québec has the highest rate in Canada. Given this context, potential employment gains will be more difficult to achieve.

—	Productivity, which is real GDP per job, measures the efficiency of workers to transform their efforts into output. Against a backdrop of aging population and full employment, productivity gains offer the greatest potential for improvement to support growth in the standard of living.

—	After rising by 1.6% in 2021, a greater gain than that seen in the 10 years preceding the pandemic (+0.7% on average annually), productivity did not contribute to economic activity in 2022 and 2023. In the short term, the slowdown in real GDP growth and sustained employment growth have slowed productivity. Productivity will return to growth starting in 2024.

Moreover, the risks inherent in the economic forecast scenario could affect the anticipated evolution of the standard of living.

TABLE C.3 Contribution of economic growth factors in Québec
(average annual percentage change and contribution in percentage points)
	2010 to 2019	2020	2021	2022	2023	2024
Real GDP	1.9	−5.0	6.0	2.6	0.6	0.7
Growth factors (contribution):
– Potential labour pool(1)	0.1	−0.1	−0.2	−0.1	0.7	0.2
– Employment rate(2)	1.0	−5.3	4.5	3.1	1.6	0.3
– Productivity(3)	0.7	0.4	1.6	−0.4	−1.6	0.3
STANDARD OF LIVING(4)	1.1	−5.7	5.7	1.4	−1.7	−0.1
Population	0.8	0.8	0.2	1.2	2.3	0.8

Note:	Totals may not add due to rounding.
(1)	The potential labour pool is the population aged 15 to 64.
(2)	The employment rate corresponds to the total number of workers in proportion to the population aged 15 to 64.
(3)	Productivity as measured by real GDP per job.
(4)	Standard of living as measured by real GDP per capita.
Sources:	Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.7

The strongest demographic growth since the 1950s

Record population growth in Québec in 2023

Québec experienced exceptional demographic growth in 2023. The population rose by 202 500 compared with 2022, to 8 875 000 inhabitants, an annual gain of 2.3%.

–   Population growth has not been this strong since 1959, during the post-war baby boom.

Population growth driven by immigration

For a second consecutive year, Québec welcomed a record number of immigrants.

–   Nearly 62 800 people in 2022 and 64 500 in 2023 have been admitted to Québec after two years of low immigration.

▪   Québec admitted only 33 500 people per year on average in 2020 and 2021, when border restrictions relating to COVID-19 limited international migration. Recent admissions have allowed making up for delays accumulated during the pandemic.

In addition, Québec had 471 000 non-permanent residents in 2023, which is 149 000 more than in 2022. This is the highest annual increase in the number of non-permanent residents since 1972, the first year when comparable data were compiled.

–   In comparison, the number of non-permanent residents increased by 38 800 in 2022.

Population growth among the lowest in Canada

Despite record growth in the number of residents, population growth in 2023 was lower in Québec (+2.3%) than in Canada as a whole (+3.0%) and in Ontario (+3.1%). This difference can be explained by the relatively smaller share of newcomers who settled in Québec.

–   Québec welcomed 18% of newcomers to Canada, a proportion lower than its demographic weight (22% in 2023). In comparison, Ontario welcomed 43% of newcomers, yet accounted for 39% of the Canadian population.

As a result, Québec ranked second to last among all provinces in population growth in 2023, followed by Newfoundland and Labrador (+1.3%).

Population growth rate
(population change, per cent)

Note: Starting in 1971, population data are based on postcensal estimates. Source: Statistics Canada.

Update on Québec’s Economic
C.8	and Financial Situation

1.	QUÉBEC’S ECONOMIC SITUATION

1.1	Moderation in economic growth will continue in 2024

As forecast in the Québec Budget Plan – March 2023, Québec’s economy has entered a slowdown phase.

—	After two years of strong growth, real GDP is expected to increase by only 0.6% in 2023, identical to the increase forecast last March.

Growth moderation will continue in 2024.

—	Faced with persistent inflationary pressures and domestic demand that it considered too strong, the Bank of Canada raised its policy rate twice last summer.

—	These monetary policy adjustments, which were not expected last March, will be gradually passed on to the economy, extending the period of moderation until the middle of 2024.

—	Real GDP is expected to grow by only 0.7% in 2024. This is a downward revision of 0.7 percentage points from the March 2023 forecast.

Starting in the spring of 2024, the moderation of inflation and the transition to a looser monetary policy will gradually re-establish an environment conducive to sustainable economic growth.

CHART C.2 Economic growth in Québec
(real GDP, percentage change)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.9

Economic activity slows down

The interest rate hikes initiated by the Bank of Canada in March 2022 have resulted in a slowdown in economic activity. Recent statistics confirm that economic growth in Québec is moderating.

–	Between March 2022 and June 2023, real GDP by industry remained relatively stable (−0.1%).

–	The housing market, which is sensitive to changes in interest rates, has been dampened by monetary tightening.

▪	Housing starts were down 32.8% for the first nine months of 2023 compared with the same period in 2022. Despite this moderation, they average 42 100 units in 2023, a level close to that seen in the 10 years prior to the pandemic (44 200 units on average annually between 2010 and 2019).

▪	Meanwhile, the resale market is showing signs of recovery. Home resales have risen from a low of 70 500 transactions in January 2023 to 80 400 transactions in September 2023. Between September 2022 and September 2023, they rose by 3.2%, the first annual gain since May 2021.

–	Despite a gradual deceleration, consumer demand remains resilient. The value of retail sales is up 4.1% for the first seven months of 2023 compared with the same period in 2022 (+8.5% in 2022).

–	Moreover, labour market conditions remain tense.

▪	Between January and September 2023, 31 600 jobs were created (+0.7%). Despite job creation, the unemployment rate increased from 3.9% in January, a historic monthly low, to 4.4% in September. Nevertheless, the unemployment rate in Québec remains the lowest among Canadian provinces.

The slowdown in growth will continue over the next few quarters as the effects of tighter monetary policy continue to be gradually passed on to the economy.

–	A technical recession, that is, a decline in real GDP for at least two consecutive quarters, is not expected in the short term. In fact, despite the 0.5% decline observed in the second quarter, recent statistics suggest a rebound in growth in the third quarter.

Recent economic indicators in Québec
(percentage change compared with the previous period, unless otherwise indicated)
	Monthly change				Quarterly change
	June	July	Aug.	Sept.	Q1	Q2	Q3(1)
Real GDP by industry	0.1	—	—	—	0.3(2)	−0.5(2)	—
Jobs (thousands)	−8.4	−8.5	14.8	38.7	47.8	2.5	9.2
Unemployment rate (per cent)	4.4	4.5	4.3	4.4	4.1	4.2	4.4
Retail sales (nominal terms)	1.4	1.0	—	—	1.4	−0.4	1.4
Consumer price index(3)	3.6	3.9	4.6	4.8	5.5	4.1	4.4
Housing starts (thousands)	36.2	39.7	51.0	52.6	36.1	35.3	46.0
Housing resales (thousands)	78.7	83.7	80.6	80.4	71.6	76.9	81.5
Manufacturing shipments (nominal terms)	−0.3	3.9	−1.8	—	0.5	−3.9	1.8

(1)  Cumulative of available periods compared with the previous period.

(2)  Change in real GDP at market prices.

(3)  Change compared with the previous year.

   Sources: Institut de la statistique du Québec, Statistics Canada, Canada Mortgage and Housing Corporation, Centris and Canadian Real Estate Association.

Update on Québec’s Economic
C.10	and Financial Situation

1.2	The slowdown in economy and population aging will continue to dampen the labour market’s momentum

Since the start of 2023, the labour market is moderating. Monthly data show that employment trends have been rather stable in recent months.

—	The moderation in demand for goods and services and the slowdown in the economy will continue to limit the pace of hiring. In addition, rising wages combined with declining corporate profits could lead to difficult decision-making for some businesses.

—	Moreover, population aging slows the growth in the population aged 15 to 64, thereby dampening potential for job creation.

Even though employment levels have remained relatively stable since the beginning of the year, a gain of 100 900 jobs (+2.3%) is expected in 2023. Job creation is expected to slow in 2024 (20 100 jobs, +0.4%).

The slowdown in the pace of job creation will lead to a slight increase in the unemployment rate in 2024. Nevertheless, since the labour supply is limited by demographic patterns, the unemployment rate will remain at a relatively low level against a backdrop of economic slowdown.

—	Therefore, the unemployment rate is expected to stand at 4.3% on average in 2023, then to increase to 4.5% in 2024.

Moreover, the moderation in the pace of job creation will ease pressure on wages and salaries.

—	Wages and salaries are expected to rise by 5.5% in 2023 and by 3.5% in 2024, following considerable increases of 10.8% in 2021 and 9.6% in 2022.

CHART C.3 Jobs in Québec	CHART C.4 Unemployment rate in Québec
(average annual data in thousands)	(average annual data in per cent)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.11

The labour market is moderating, but remains tense

The labour market is losing momentum

The labour market has remained stable since the start of 2023.

–  Between January and September 2023, employment grew by 0.7%, a weaker growth than in Ontario (+1.4%) and Canada (+1.2%). As for the unemployment rate, it rose from 3.9% in January, a historic monthly low, to 4.4% in September.

–  Moreover, the number of vacant jobs continues to fall.

▪ After peaking in May 2022 (252 600), the number of vacant jobs fell back 9 times. In July 2023, there were 181 500 vacant jobs in Québec.

–  In addition, annual growth in hourly wages is tending to slow down. It fell from a peak of 7.4% in July 2022 to 4.2% in September 2023.

Change in employment in Québec	Unemployment rate in September 2023
(jobs and average annual level, in thousands)	(per cent)

Source: Statistics Canada	Source: Statistics Canada.

Québec has the most tense labour market in the country

Although economic activity is moderating, employment remains steady and tensions in the labour market persist.

–  The unemployment rate stood at 4.4% in September. This is the lowest rate among the provinces. Moreover, the employment rate for the 15 to 64 age group reached 78.6% in September, the highest rate in Canada.

–  The vacancy rate, which is the number of vacant positions expressed as a percentage of all vacant or occupied positions, stood at 4.5% in July. This ratio remains the highest among the provinces (3.5% in Ontario and 3.9% in Canada in July).

–  In July, there were 1.2 unemployed workers per vacant position in Québec, compared to 1.7 in Canada as a whole and 1.9 in Ontario.

These tensions are explained in particular by the fact that Québec has fewer potential workers to fill the jobs available due to its aging population.

–  In particular, the size of the population aged 15 to 64 in Québec grew slightly between January and September 2023 (+44 500 people, +0.8%). In Ontario and Canada as a whole, the population aged 15 to 64 grew by 2.1% and 1.9% respectively over the same period.

Update on Québec’s Economic
C.12	and Financial Situation

1.3	Household consumption and exports will support economic activity in 2023 and 2024

The effects of deteriorating credit conditions will continue to be passed on to the economy, leading to a moderation in all GDP components.

Over the next two years, household expenditures will be one of the main drivers of economic activity.

—	In particular, expenditures will benefit from the savings accumulated by households in recent years, and from the reduction in personal income tax granted by the Québec government. Nevertheless, price increases and the shock of interest payments will weigh on household budgets, making them cautious.

Moreover, the rapid rise in interest rates has dampened the real estate market. In 2023, high financing rates will continue to have a restrictive effect on activity in this sector. However, a stabilization is expected in 2024, due in particular to the expected reduction in financing rates.

The economic environment for businesses has gotten gloomier in 2023. Moderating demand, high borrowing costs, declining corporate profits and heightened uncertainty are expected to slow non-residential business investment. However, the start-up of major projects, particularly in the mining sector and the development of the battery sector, will support investment.

Export growth will support economic activity. In 2023, it will benefit from the weakness of the Canadian dollar, the resolution of supply chain problems and the resilience of global economic activity, including the U.S. economy in the first half of the year. However, export growth will lose momentum as global demand weakens in 2024.

TABLE C.4 Real GDP and its major components in Québec
(percentage change and contribution in percentage points)

	Change			Contribution
	2022	2023	2024	2022	2023	2024
Domestic demand	1.9	–0.1	0.8	2.1	–0.1	0.8
Household consumption	4.7	2.8	0.8	2.7	1.7	0.5
Residential investment	−11.5	−18.4	0.5	−0.9	−1.3	0.0
Non–residential business investment	0.5	−1.4	2.6	0.0	−0.1	0.2
Government spending and investment	1.5	0.1	0.2	0.4	0.0	0.1
External sector	—	—	—	−1.4	1.3	0.0
Exports	4.2	3.4	2.0	1.8	1.5	0.9
Imports	6.5	0.4	1.7	−3.2	−0.2	−0.9
Inventories	—	—	—	1.7	−0.9	−0.2
REAL GDP	2.6	0.6	0.7	2.6	0.6	0.7

Note: Totals may not add due to rounding.

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.13

1.4	Consumer demand remains resilient

Despite rising borrowing costs and high inflation, household consumption expenditure will increase by 2.8% in 2023.

—	The Québec government’s reduction in personal income tax, effective since last July, the savings accumulated by households over the last few years, and growth in wages and salaries will support consumer spending.

Moreover, the financial situation of Québec households compares favourably with that of the country as a whole.

—	The household debt ratio, that is, the value of household liabilities as a proportion of disposable income, is significantly lower in Québec (155.2% in 2022) than in Canada (188.3%) and Ontario (208.1%).

—	As such, the relatively lower debt burden of Québec households limits their vulnerability to rising borrowing costs.

Nevertheless, consumers will be cautious in the face of the less favourable economic environment. Price increases, the shock of interest payments, and a slowdown in the labour market will moderate consumption.

—	In 2024, consumer spending is expected to increase by only 0.8%.

CHART C.5 Household consumption expenditure in Québec	CHART C.6 Household indebtedness ratio
(percentage change, in real terms)	(total value of liabilities divided by household disposable income, in per cent)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

Update on Québec’s Economic
C.14	and Financial Situation

1.5	The residential sector is impacted by successive interest rate hikes

After exceptional growth in 2021, the residential real estate market has been shaken by rising interest rates.

—	Housing starts fell by 15.8% in 2022 (to 57 100 units) and transactions on the resale market by 20.4% (to 87 100 transactions). Residential investment fell by 11.5%.

The effects of monetary tightening will continue to influence the evolution of the real estate market, as residential investment will decline by 18.4% for 2023 as a whole.

—	The restrictive level of interest rates and high construction costs will limit the start-up of new construction projects and activity on the resale market.

—	Housing starts (39 500 units) and resale market transactions (78 200 transactions) are therefore expected to decline once again in 2023.

—	Meanwhile, spending on renovations is expected to decline for the second consecutive year, as many households moved up their home improvement plans during the pandemic, and construction and financing costs remain high.

Over the past few months, indicators for the residential sector have been trending upwards.

—	Residential investment is thus expected to return to growth in 2024 (+0.5%). The recovery in activity in this sector will be supported by the gradual fall in mortgage interest rates, low inventories of new unsold properties, and the vacancy rate, which is at a low point.

CHART C.7 Residential investment in Québec	CHART C.8 Housing starts and transactions on Québec resale market
(percentage change, in real terms)	(thousands)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Canada Mortgage and Housing Corporation, Centris and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.15

The residential sector is recovering

The residential sector has begun an upward trend

After a sharp decline starting in the spring of 2022, real estate market indicators are back on an upward trend.

– New residential construction is gradually gaining momentum. Housing starts stood at 52 600 units in September 2023, the highest level since October 2022.

–  The volume of transactions on the resale market rose from a low of 70 500 units in January 2023 to 80 400 units in September.

The increase in housing demand interrupted the period of correction in property prices. After reaching $460 200 in January 2023, its lowest level since October 2021, the average price of a home on the resale market returned to the growth path. It stood at $499 500 in September, a monthly high.

Contradictory forces are affecting the housing market

The rebound in the real estate market is essentially due to exceptional population growth in Québec in 2023 (+2.3%). The increase in demand is occurring at the same time as a limited supply of housing.

–  The number of new listings has fallen by an average of 8.5% for the months available in 2023. In addition, the pool of new, unoccupied housing units remains well below pre-pandemic levels.

–  Moreover, the vacancy rate for rental units, at 1.7% in 2022, is the lowest recorded since 2003.

In a context where the supply of housing still seems insufficient to meet demand, the upward trend in property prices is likely to continue in the short term. Nevertheless, certain factors will continue to limit activity on the real estate market.

–  The sharp rise in mortgage interest rates will be increasingly felt as loans mature.

– High prices and financing costs are reducing the pool of potential buyers. In addition, demand for housing is expected to wane as a result of the slowdown in the labour market.

Transactions on Québec resale market	Average home resale price in Québec
(thousands of units, annualized rate)	(thousands of dollars)

Sources: Centris and Canadian Real Estate Association.	Sources: Centris and Canadian Real Estate Association.

Update on Québec’s Economic
C.16	and Financial Situation

1.6	The current period of uncertainty is prompting businesses to be cautious

The outlook for investment growth has gotten gloomier in recent quarters. Increased uncertainty about economic conditions is prompting businesses to be cautious. Non-residential business investment is expected to decline by 1.4% in 2023.

—	Less favourable credit conditions will dampen investment in machinery and equipment.

—	Moreover, the slowdown in economic activity will reduce demand and ease pressure on production capacity.

—	In addition, the decline in net operating surplus of corporations (−6.7% in 2023) will encourage some businesses to postpone their investment projects.

However, several factors will help non-residential investment to rebound in 2024. It is expected to grow by 2.6%.

—	The gradual decline in interest rates expected as of the spring of 2024 will make it easier to finance expansion projects.

—	In addition, the start-up of large projects, particularly in the mining and battery sectors, will support these investments.

—	The transition to a low-carbon economy will have a ripple effect on non-residential business investment.

CHART C.9 Non-residential business investment in Québec	CHART C.10 Components of non-residential business investment in Québec
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.17

1.7	The value of government investment reaches a peak

Following strong growth of 11.2% in 2022, the value of government investment will increase by 4.9% in 2023 and 2.0% in 2024. It is thus expected to reach $24.3 billion in nominal terms in 2024, a record high.

—	Governments are an important driver of economic activity in Québec. The value of government investment as a proportion of GDP was 4.1% in 2022, compared to 3.8% in Ontario.

In particular, investments under the 2023-2033 Québec Infrastructure Plan (QIP) are reaching record levels. This plan aims to rehabilitate infrastructure in a state of asset maintenance deficit and to add new infrastructures that meet the needs of the population.

—	The QIP amounts to $150.0 billion over a 10-year period.

—	These investments provide significant support to the economy. In particular, they make it possible to provide the population with modern, quality infrastructure.

Moreover, the high levels of investment planned in Québec’s major municipalities and the federal government’s Investing in Canada Plan will also support growth in these investments.

CHART C.11 Government investments in Québec
(billions of dollars, in nominal terms)

Note:	Government investments include investments by the Québec government, the federal government, local public administrations, and Aboriginal public administrations.
Sources:	Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

Update on Québec’s Economic
C.18	and Financial Situation

1.8	Exports will be a major contributor to economic activity

Export growth will remain strong in 2023 (+3.4%). In particular, it will benefit from:

—	the weakness of the Canadian dollar;

—	the resolution of supply chain problems;

—	the resilience of global economic activity, mainly that of the United States, in the first half of the year.

However, export growth is expected to lose momentum in 2024 (+2.0%) as global demand weakens.

As for import growth in 2023 (+0.4%), it will be limited by the decline in domestic demand (−0.1%), in particular by the drop in investment in machinery and equipment (−6.1%). In addition, the weakness of the Canadian dollar will likely limit the volume of imports.

Import growth (+1.7%) is expected to strengthen in 2024, as domestic demand gets back on the growth path.

Since export growth will be significantly higher than import growth in 2023, the external sector will contribute significantly to economic activity.

CHART C.12 Exports in Québec	CHART C.13 Imports and domestic demand in Québec
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.19

1.9	Inflation may be fading, but it remains present

Global inflationary pressures are gradually easing. The easing of supply chain disruptions is increasing the supply of goods, while the slowdown in economic activity is dampening demand. Accordingly, after peaking at 8.0% in June 2022, annual growth in the consumer price index (CPI) is decelerating. It stood at 4.8% in September 2023.

Although inflation is showing signs of moderation, price growth remains high:

—	the cost of gasoline returned to an upward trend over the summer, due to reduced oil supplies from the main producing countries;

—	rising interest rates are putting pressure on housing costs;

—	food prices are rising sharply.

Inflation remains above the Bank of Canada’s target range of 1% to 3%. The Bank estimates that it usually takes 18 to 24 months for the effects of monetary policy adjustments to be fully passed on to the economy.

As a result, inflation is expected to moderate over the coming months, as the economy adjusts to interest rate hikes. CPI growth is expected to return below the 3% upper limit of the target range starting in the second quarter of 2024.

—	As for prices measured by the household consumption expenditure deflator,[3] they will fall below 2% as of the third quarter of 2024. This moderation reflects households’ capacity to adjust their consumption to price fluctuations.

CHART C.14 CPI in Québec	CHART C.15 CPI in Québec
(percentage change)	(annual percentage change)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

[3]	The household consumption expenditure deflator measures price variations by dividing the value of household consumption expenditure by its volume. It is used to correct the total for the effects of inflation.

Update on Québec’s Economic
C.20	and Financial Situation

Stronger inflation in Québec than in Canada

Inflationary pressures have gradually eased in recent months. However, since the beginning of the year, price increases have been higher in Québec than in Canada.

–  Annual growth in the CPI reached 4.8% in Québec in September, against 3.8% in Canada. For the ninth consecutive month, Québec’s CPI increase exceeded that of Canada.

Significant increase in labour costs

The gap in price growth between Québec and Canada is mainly due to inflation in the services sector, while, overall, prices for goods show a similar trend.

–   Annual growth in the CPI for services reached 5.2% in Québec in September, compared with 3.9% in Canada.

Service prices are based in part on labour costs. However, the labour shortage, which is more pronounced in Québec than in Canada, has put more pressure on wages.

–  The minimum wage has been raised from $13.10 per hour in 2020 to $14.25 in 2022 and $15.25 in 2023. This increase also has a ripple effect on the pay of low-wage workers.

–  Moreover, average weekly earnings have risen faster in Québec (+16.0%) than in Canada (+13.7%) between 2019 and 2022.

–  Businesses gradually adjust their prices to reflect rising costs. As a result, wage increases are gradually passed on to the components of inflation that require a higher labour contribution.

Moreover, wage growth and transfers from all levels of government to households since the start of the pandemic have supported household disposable income and demand for goods and services.

–  Between 2020 and 2022, household disposable income rose by 12.9% in Québec, compared with 9.6% in Canada.

–  In addition, Québec households saved a greater proportion of their income at the start of the pandemic than Canadian households. For example, the savings rate was 29.4% in Québec in the second quarter of 2020, compared with 26.5% in Canada. A portion of accumulated savings has been disbursed in recent quarters, which further supported demand in Québec.

Change in service prices	Household savings rate
(annual percentage change)	(per cent)

Source: Statistics Canada.	Sources: Institut de la statistique du Québec and Statistics Canada.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.21

Stronger inflation in Québec than in Canada (cont.)

Strong housing price growth

In recent months, the inflation rate for the housing component has maintained a high growth rate. In particular, soaring mortgage rates have driven up financing costs and prices on the rental market.

–   In September 2023 compared with September 2022, the housing price index rose by 6.7% in Québec, compared with 6.0% in Canada.

Sustained growth in food prices

Food prices have also surged in recent months. In particular, supply chain disruptions, rising transportation costs and unfavourable weather events have contributed to food inflation. In addition, the labour shortage has put further pressure on food prices in Québec.

–   Food prices grew by 6.7% in Québec and 5.9% in Canada in September.

An increase in the tobacco tax

Last February, the Québec government raised the specific tax on tobacco products. This increase raises the price paid by consumers, and consequently the CPI.

A decrease in childcare costs

The federal government has undertaken to reduce costs in all provinces. This measure slows inflation in Canada, but has no effect on price trends in Québec, since the province already benefits from affordable childcare costs.

An expected moderation in prices

The factors that have kept inflation high in Québec will likely fade, and the gap between Québec and Canada is expected to narrow gradually over the coming months.

–  In particular, the moderation in the labour market will ease pressure on wages. As a result, labour costs in Québec are expected to rise at a rate similar to that observed in Canada.

CPI, housing component	CPI, food component
(annual percentage change)	(annual percentage change)

Source: Statistics Canada.	Source: Statistics Canada.

Update on Québec’s Economic
C.22	and Financial Situation

1.10	Nominal GDP will grow less quickly

Growth in nominal GDP, the broadest measure of the tax base, will slow after two years of significant increases (+11.8% in 2021 and +9.6% in 2022). It is expected to stand at 4.0% in 2023 and 3.4% in 2024. This moderation is due to:

—	the moderation in economic activity in real terms;

—	deceleration in GDP price growth.

Like nominal GDP, most of the main tax bases underpinning government revenues are expected to grow more modestly.

—	After two years of increases of nearly 10%, wage and salary growth will moderate to 5.5% in 2023 and 3.5% in 2024.

—	Even so, wage gains will remain solid due to ongoing tensions in the labour market.

—	The slowdown in price growth and high interest rates will limit nominal consumption. Nevertheless, the latter will grow by 6.9% in 2023 and 3.1% in 2024.

—	Net operating surplus of corporations is expected to decline by 6.7% in 2023, following an impressive gain of 31.2% between 2018 and 2022. It is expected to return to growth in 2024.

—	The end of various subsidy programs for businesses, high financing costs, oil prices that remain high and ongoing wage increases will curb growth in corporate profits.

TABLE C.5 Nominal GDP in Québec
(percentage change)
	2021	2022	2023	2024
Real GDP	6.0	2.6	0.6	0.7
– March 2023	6.0	2.8	0.6	1.4
Price – GDP deflator	5.5	6.8	3.4	2.6
– March 2023	5.5	6.8	2.1	2.4
NOMINAL GDP	11.8	9.6	4.0	3.4
– March 2023	11.8	9.7	2.7	3.8

Note: Totals may not add due to rounding.

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.23

1.11	Forecasts comparable to those of the private sector

In 2023, the Ministère des Finances du Québec forecasts an increase in economic activity (+0.6%) that is identical to that anticipated on average by private sector forecasters (+0.6%).

In 2024, it estimates that real GDP growth (+0.7%) will be comparable to that forecast on average by private sector forecasters (+0.6%).

Moreover, the large variation between private sector forecasts reflects the uncertainty arising from the current economic situation.

CHART C.16 Economic growth in Québec in 2023	CHART C.17 Economic growth in Québec in 2024
(real GDP, percentage change)	(real GDP, percentage change)

Source: Ministère des Finances du Québec summary as at October 23, 2023, which includes the forecasts of 11 private sector institutions.	Source: Ministère des Finances du Québec summary as at October 23, 2023, which includes the forecasts of 11 private sector institutions.

TABLE C.6 Economic outlook in Québec – Comparison with the private sector
(percentage change)
	2022	2023	2024	2025	2026	2027	Average 2023-2027
Real GDP
Ministère des Finances du Québec	2.6	0.6	0.7	1.6	1.6	1.6	1.2
Private sector average	—	0.6	0.6	1.6	1.6	1.6	1.2
Nominal GDP
Ministère des Finances du Québec	9.6	4.0	3.4	3.5	3.5	3.5	3.6
Private sector average	—	3.1	2.8	3.7	3.6	3.5	3.3

Note: Average may not add due to rounding.

Source: Ministère des Finances du Québec summary as at October 23, 2023, which includes the forecasts of 11 private sector institutions.

Update on Québec’s Economic
C.24	and Financial Situation

TABLE C.7 Economic outlook in Québec
(annual average, percentage change, unless otherwise indicated)
	2021	2022	2023	2024	2025	2026	2027
Output
Real GDP	6.0	2.6	0.6	0.7	1.6	1.6	1.6
– March 2023	6.0	2.8	0.6	1.4	1.6	1.5	1.4
Nominal GDP	11.8	9.6	4.0	3.4	3.5	3.5	3.5
– March 2023	11.8	9.7	2.7	3.8	3.7	3.3	3.3
Nominal GDP (billions of dollars)	504.5	552.7	575.1	594.4	615.5	637.2	659.7
– March 2023	504.5	553.5	568.4	589.8	611.8	632.0	652.8
Components of GDP (in real terms)
Household consumption	5.4	4.7	2.8	0.8	1.8	1.8	1.8
– March 2023	5.4	4.9	1.6	1.5	1.6	1.5	1.6
Government spending and investment	5.6	1.5	0.1	0.2	1.0	0.0	0.4
– March 2023	5.6	1.3	1.1	0.6	1.0	0.0	0.4
Residential investment	12.9	−11.5	−18.4	0.5	2.6	1.3	1.2
– March 2023	12.9	−9.7	−7.9	−0.1	1.0	1.0	0.8
Non-residential business investment	7.3	0.5	−1.4	2.6	2.6	2.6	2.4
– March 2023	7.3	3.5	0.4	2.3	2.5	2.5	2.3
Exports	2.9	4.2	3.4	2.0	2.0	2.5	2.1
– March 2023	2.9	2.4	1.5	3.7	3.0	2.7	2.2
Imports	6.8	6.5	0.4	1.7	2.1	2.0	1.8
– March 2023	6.8	5.8	0.6	2.3	2.0	1.8	1.8
Other economic indicators (in nominal terms)
Job creation (thousands)	176.6	129.7	100.9	20.1	23.7	18.9	15.1
– March 2023	176.6	129.7	63.2	25.2	25.2	21.7	18.3
Unemployment rate (per cent)	6.1	4.3	4.3	4.5	4.4	4.2	4.0
– March 2023	6.1	4.3	4.6	4.2	4.1	4.1	4.0
Household consumption excluding food expenditures and shelter	11.1	12.1	6.9	2.7	3.7	3.4	3.6
– March 2023	11.1	12.5	4.0	3.4	3.5	3.4	3.4
Wages and salaries	10.8	9.6	5.5	3.5	3.4	3.3	3.1
– March 2023	10.8	9.9	3.7	3.4	3.3	3.1	2.9
Net operating surplus of corporations	8.9	−0.1	−6.7	2.2	2.7	4.1	4.3
– March 2023	8.9	1.5	−4.9	5.3	3.9	3.5	3.6
Consumer price index	3.8	6.7	4.6	2.7	2.1	2.0	2.0
– March 2023	3.8	6.7	3.5	2.2	2.0	2.0	2.0
Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.25

2.	The situation of Québec’s main economic partners

The trajectory of Québec’s economic activity is largely influenced by changes in its exports. In fact, the value of exports of goods and services accounted for almost 47% of nominal GDP in 2022. As a result, Québec is sensitive to changes in the global economy, particularly the situation of its main trading partners.

—	In 2023 and 2024, real GDP growth in Québec will be curbed by the slowdown in the global and Canadian economies.

—	Starting in the spring of 2024, controlled inflation and the expected easing of credit conditions will gradually re-establish an environment conducive to sustainable growth.

2.1	The economic situation in Canada

❏	Canada’s economy off to a good start this year

The Canadian economy proved resilient at the start of the year. Unprecedented population growth supported real GDP growth. However, the Canadian economy is beginning to show signs of weakness.

—	As a result of a solid gain in the first quarter, real GDP growth is expected to stand at 1.2% in 2023. In the Québec Budget Plan – March 2023, an increase of 0.8% was expected.

Real GDP growth is expected to decelerate to 0.9% in 2024, down from the 1.6% anticipated last March.

—	Higher interest rates and a slower-than-expected pace of monetary easing will dampen economic activity in 2024.

CHART C.18 Economic growth in Canada
(real GDP, percentage change)

Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.27

Population growth unseen since the baby boom

Unprecedented population growth in Canada

Canada has experienced population growth not seen since the post-war baby boom (from 1946 to 1965).

–   Between July 1, 2022 and July 1, 2023, the Canadian population grew by 3.0%. This is the biggest increase since 1957 (+3.4%).

–  For the first time in its history, Canada’s population grew by more than a million people in a single year (+1 159 000). Canada’s population passed the 40 million mark in 2023.

–  Alberta (+4.1%), Prince Edward Island (+3.9%), Nova Scotia (+3.2%), New Brunswick (+3.1%) and Ontario (+3.1%) recorded the strongest growth rates in 2023. Moreover, Newfoundland and Labrador (+1.3%) and Québec (+2.3%) were the provinces with the lowest population growth rates.

Exceptional growth due to immigration

Immigration accounted for almost all population growth in 2023. For a second consecutive year, Canada admitted a record number of immigrants.

–  Nearly 493 000 and 469 000 immigrants settled in Canada in 2022 and 2023 respectively. This is a considerable increase compared to the 297 000 immigrants admitted on average per year between 2017 and 2019.

–   In addition, for the second year in a row, Canada welcomed a record number of non-permanent residents.

▪  In 2023, there were 2 200 000 non-permanent residents in Canada, 698 000 more residents than in 2022. On average, Canada welcomed 145 000 non-permanent residents per year between 2017 and 2019.

Immigration was the main driver of population growth for all provinces.

–  In particular, Ontario, which attracted 43% of new arrivals (505 000 people), was the province with the highest absolute number of immigrants and non-permanent residents in 2023.

Population growth rate
(population change, per cent)

Source: Statistics Canada.

Update on Québec’s Economic
C.28	and Financial Situation

❏	Household consumption and exports will support economic growth

After a good start to 2023, economic activity in Canada is slowing down. The effects of deteriorating credit conditions are gradually being passed on to the economy, leading to a moderation in all GDP components. Growth is expected to fall from 3.4% in 2022 to 1.2% in 2023, then to 0.9% in 2024.

—	The moderation in inflation should enable the Bank of Canada to begin its monetary easing cycle in the spring of 2024. Thus, a gradual recovery of the economy is expected starting in the second half of the year.

Domestic demand will support economic activity over the next two years.

—	Consumption expenditure will be one of the main drivers of growth, supported by the exceptional population increase observed in 2023. It will also benefit from strong wage gains and the recent federal and provincial budgetary measures. However, high inflation and the shock of interest payments will prompt households to exercise caution and limit their purchases.

—	Increasing debt service on mortgages, high housing prices and less favourable economic conditions will dampen residential investment in 2023. Nevertheless, activity in this sector is expected to strengthen in 2024, driven by the easing of monetary policy and the need to expand the housing stock.

—	Falling corporate profits and high financing costs will limit non-residential investment growth. The digital transformation of the economy and the energy transition will nevertheless encourage businesses to continue their investments.

As for the external sector, it will make a positive contribution to real GDP growth over the next two years. Exports will be an important driver of the Canadian economy, supported in particular by increased oil transportation capacity.

TABLE C.8 Real GDP and its major components in Canada
(percentage change and contribution in percentage points)
	Change			Contribution
	2022	2023	2024	2022	2023	2024
Domestic demand	2.7	0.6	1.0	2.7	0.6	1.0
Household consumption	4.8	2.0	1.1	2.6	1.1	0.6
Residential investment	−11.2	−12.8	0.7	−0.9	−0.9	0.0
Non-residential business investment	6.5	3.1	2.4	0.7	0.3	0.3
Government spending and investment	2.0	0.8	0.2	0.5	0.2	0.1
External sector	—	—	—	−1.5	1.8	0.2
Exports	2.8	4.9	2.8	0.8	1.5	0.9
Imports	7.5	−0.9	2.1	−2.4	0.3	−0.7
Inventories	—	—	—	2.1	−1.3	−0.3
REAL GDP	3.4	1.2	0.9	3.4	1.2	0.9

Note: Totals may not add due to rounding.

Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.29

Inflation, a complex phenomenon that is difficult to measure

Price trends represent a complex phenomenon that is difficult to measure. In particular, the effects of inflation differ from one household to another, depending on their consumption and income.

Like many central banks, the Bank of Canada’s main objective is to ensure price stability. Monetary policy is based on inflation as measured by changes in the CPI.

–  The CPI is one of the most commonly used measures of inflation. It reflects changes in the price of a basket of goods and services that correspond to the consumption habits of the average household. Since the quantity and quality of the goods and services in the basket are constant, the index measures only price fluctuations.

–  However, the CPI tends to overestimate inflation. This is because the basket of goods and services on which the CPI is based is fixed. In reality, households adapt their consumption to price fluctuations in order to limit the impact of inflation on their wallets.

▪   For example, when the price of a good or service rises, households may reduce the quantity they buy, or they may consume a less expensive substitute.

The household consumption expenditure deflator is another measure to estimate inflation.

–  This indicator reflects price trends for household consumption as a whole, rather than for a basket of goods and services. This means that the deflator takes into account changes in household consumption habits.

–  The U.S. Federal Reserve prefers to use the personal consumption expenditures deflator (the PCE price index) to set monetary policy.

Since the significant acceleration in prices in 2021, inflation as measured by the deflator has been rising at a slower pace than that of the CPI. This difference highlights households’ ability to adapt to an inflationary environment.

–  At their peak reached in the second quarter of 2022, the CPI in Canada had recorded annual growth of 7.5%, and the deflator, growth of 6.3%.

–  While the CPI has shown more sustained growth in Québec than in Canada in recent months, inflation measured by the household consumption expenditures deflator shows that price trends in Québec are comparable to those in Canada.

Consumer price indices in Canada	Household consumption expenditures deflators
(annual percentage change)	(annual percentage change)

Source: Statistics Canada.	Sources: Institut de la statistique du Québec and Statistics Canada.

Update on Québec’s Economic
C.30	and Financial Situation

■	Household consumption growth will weaken

Consumption expenditure is expected to grow by 2.0% in 2023 and 1.1% in 2024, following significant increases of 5.1% in 2021 and 4.8% in 2022.

—	Exceptional population growth, wage gains, savings accumulated by households during the pandemic and support measures granted by the various levels of government will continue to support consumption expenditure.

—	However, the economic slowdown, financial pressures from interest rates, and prices that remain high will encourage households to exercise caution.

■	Residential investment will continue to decline in 2023

Residential investment contracted significantly in 2022 (−11.2%) and 2023 (−12.8%).

—	Average home prices on the resale market have peaked, which reduces the affordability of properties. In addition, the tightening of monetary policy has increased the financial burden on households, restricting spending on new residential construction and renovations, as well as activity on the resale market.

However, activity in the real estate sector is expected to stabilize in 2024 (+0.7%). Strong population growth and the gradual reduction in mortgage interest rates will support demand for housing and renovations.

CHART C.19 Household consumption expenditure in Canada	CHART C.20 Residential investment in Canada
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.31

Activity in the real estate sector is stabilizing

Over the past two years, various factors have dampened demand for housing in Canada.

–  The average price of a home on the resale market peaked at $792 300 in February 2022. In addition, rising interest rates and increasing construction costs have limited the start-up of construction projects and activity on the resale market.

–  As a result, housing starts fell by 3.4% in 2022 and by 8.0% on average for the months available in 2023 (+24.5% in 2021). The number of transactions on the resale market fell by 25.2% in 2022 and by 14.9% on average in 2023 (+20.6% in 2021).

However, activity in the residential sector seems to have stabilized in recent months.

–  After reaching a low of 201 200 units in May 2023, housing starts stood at 270 500 units in September.

–  Similarly, the volume of transactions on the resale market rose from a low of 401 000 units in January 2023 to 452 200 units in September.

–  The number of new listings on the resale market fell by an average of 13.1% for the months available in 2023.

Strong demand, supported by demographic growth, is being met by limited supply. As a result, house prices have started to trend upwards.

–  In September, the average price of a home on the resale market rose (+2.8%) for the fifth month in a row.

Change in the average price of a home on the resale market
(annual percentage change)

Sources: Centris, Canadian Real Estate Association and Haver Analytics.

Update on Québec’s Economic
C.32	and Financial Situation

■	Non-residential business investment will grow

Despite the current climate of uncertainty and high financing costs, non-residential business investment is expected to grow in 2023 (+3.1%) and 2024 (+2.4%).

—	The digital transformation and energy transition of the economy will prompt businesses to invest.

—	In the energy sector, high oil and natural gas prices will spur the start-up of new projects. However, these investments will be limited by uncertainty regarding long-term demand in the context of the transition to a low-carbon economy.

■	Exports will support economic activity

Export growth is expected to go from 4.9% in 2023 to 2.8% in 2024. Over the coming years, export volumes will be supported in particular by the vitality of U.S. demand at the start of 2023 and by the strengthening of oil transportation capacities, including the commissioning of new pipelines. In addition, improvements in supply chains will support exports, including those from the automobile sector. However, exports are expected to weaken in 2024, reflecting falling global demand.

Meanwhile, imports are expected to fall by 0.9% in 2023, weighed down by the weakness of domestic demand and the Canadian dollar. The recovery of the domestic economy starting in the second half of 2024, associated with lower interest rates, should stimulate imports (+2.1%).

Since export growth will exceed import growth over the next two years, the external sector will be an important driver of economic activity.

CHART C.21 Non-residential business investment in Canada	CHART C.22 Exports and imports in Canada
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.33

2.2	The economic situation in the United States

❏	Economic growth continues at a moderate pace

Growth in the U.S. economy proved resilient in the first half of 2023, despite significant monetary tightening by the Federal Reserve to combat high inflation.

—	As a result, real GDP growth in the United States has been revised upwards by 1.5 percentage points compared with the forecast in the Québec Budget Plan – March 2023, to 2.0% in 2023. Growth stood at 1.9% in 2022.

—	Consumption expenditure is the main driver of economic activity in the United States, as households benefit from still favourable labour market conditions, despite a certain slowdown in job creation.

—	Non-residential business investment, along with government spending and exports, also supports economic growth.

—	However, the decline in residential investment, due to high mortgage rates, is dampening economic activity.

The U.S. economy is expected to grow less than anticipated in 2024. It is expected to grow by 1.1%, which represents a downward revision of 0.2 percentage points.

—	Domestic demand will be dampened by the continuing effects of monetary tightening, by restrictive fiscal policy, and by the less favourable international economic environment.

Moreover, several risks hang over the U.S. economic outlook. The United States is facing a number of challenges, including a major strike in the automobile sector, the end of the moratorium on student loan repayments, and budgetary uncertainty.

CHART C.23 Economic growth in the United States
(real GDP, percentage change)

Sources: S&P Global and Ministère des Finances du Québec.

Update on Québec’s Economic
C.34	and Financial Situation

❏	Consumption will continue to grow, but at a slower pace

Household consumption is expected to grow by 2.1% in 2023 and 1.0% in 2024. It will continue to grow, supported in particular by some degree of improvement in purchasing power as disinflation gradually continues and wages are high.

—	However, a slowdown in consumption is expected, due in particular to the cumulative effects of restrictive monetary policy.

—	In addition, the resumption of student loan repayments as of October 2023, high credit card balances and the erosion of excess savings accumulated during the pandemic should reduce households’ leeway, thereby limiting their spending.

❏	The residential sector will slow economic growth

Residential investment is expected to contract for a second consecutive year in 2023 (−10.1%, compared with −9.0% in 2022).

—	The sharp rise in mortgage rates, which reached a 20-year high in September (7.2% for the 30-year rate), will limit expansion in the U.S. residential sector.

—	Indeed, homeowners are reluctant to put their property up for sale to avoid taking out a new loan on less favourable terms. The resulting low inventory of existing homes, combined with labour shortages in the construction sector, has led to a recent rise in property prices and could further worsen conditions for access to home ownership.

However, residential investment is expected to rebound by 2.1% in 2024. It will be supported by demand for housing and the expected fall in interest rates.

CHART C.24 Consumption expenditure and disposable income in the United States	CHART C.25 House prices and 30-year mortgage rate in the United States
(percentage change, in real terms)	(annual change in prices and rate in per cent)

Sources: S&P Global and Ministère des Finances du Québec.	Source: S&P Global.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.35

Household consumption is expected to slow in the coming quarters

Consumption has been the main driver of U.S. economic growth for decades. In 2022, GDP growth of 1.9% was essentially explained by consumption, which then accounted for 69% of GDP in real terms. After proving resilient in the face of sharp price and interest rate hikes, consumption is expected to continue to grow in 2023 and 2024, but at a more moderate pace.

Robust consumption at the start of the year

Household consumption of goods and especially services was robust at the start of 2023. It grew by an average of 2.0% year-on-year in the first half of the year, following a 1.5% expansion in the second half of 2022. This unexpected strength is attributable in particular to the healthy state of the labour market and the excess savings accumulated during the pandemic.

–  In addition, the decline in inflation has improved households’ purchasing power and had a positive effect on consumers’ morale. According to the Conference Board, the consumer confidence index rose by 1.7 points in the first half of 2023 compared with the second half of 2022, to an average of 105 points, after a sharp decline in 2022.

Several challenges await U.S. consumers

During the third quarter, some indicators show that consumers continue to spend despite interest rate hikes, tighter credit conditions and a slowdown in employment. However, real disposable personal income has declined since July and consumer confidence has deteriorated since August, which adds to signals of a slowdown in consumption in the second half of 2023 and into 2024. Challenges ahead for households include:

–  the depletion of excess savings, which, according to the Federal Reserve Bank of San Francisco, are expected to be fully spent in the third quarter, after having reached approximately US$2 100 billion in August 2021 and US$190 billion in June 2023;

–   the resumption of student loan repayments as of October, after having been suspended since March 2020, which could subtract 0.8 percentage points from consumption growth in the fourth quarter according to Goldman Sachs;

–  the impact of high interest rates on households’ ability to repay their loans, as delinquency rates on credit cards and car loans rise.

Weight of household consumption in the U.S. economy	Consumer price index and median wage in the United States
(percentage of GDP, in real terms)	(annual percentage change)

Sources: S&P Global and Ministère des Finances du Québec.	Sources: S&P Global and Federal Reserve Bank of Atlanta.

Update on Québec’s Economic
C.36	and Financial Situation

❏	Non-residential investment will grow at a moderate pace

Non-residential business investment is expected to rise by 3.2% in 2023 and 1.8% in 2024, following a 5.2% increase in 2022.

—	It will be boosted by government subsidies for certain sectors under the Inflation Reduction Act, and by the catch-up of production in sectors such as the automobile and aeronautics industries, following the difficulties brought about by the pandemic.

—	A slowdown in investment is expected as tighter lending conditions and high borrowing costs dampen business momentum.

—	However, non-residential investments are expected to continue to grow over the next few years, supported by investments in structures and intellectual property products. Investment in equipment should return to growth in 2024, after declining in 2023.

❏	Net exports will contribute positively to growth in 2023

The external sector is expected to contribute positively to real GDP growth in 2023, but negatively in 2024.

—	Exports are expected to grow by 2.4% in 2023, against a backdrop of economic slowdown among the United States’ main trading partners, such as Canada, Mexico, and the euro area. Moderate domestic demand will limit imports, which are expected to decline by 1.9%.

—	In 2024, exports are expected to grow by just 2.2%, dampened by the less favourable international environment. The expected 2.4% rebound in imports will help limit the contribution of the external sector to economic growth.

CHART C.26 Non-residential business investment in the United States	CHART C.27 Exports and imports of goods and services in the United States
(percentage change, in real terms)	(percentage change, in real terms)

Sources: S&P Global and Ministère des Finances du Québec.	Sources: S&P Global and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.37

❏	A moderate rebound in government spending

Government spending is expected to rise by 2.9% in 2023 and 0.8% in 2024, after declining in the previous two years.

—	Government spending, which includes highway maintenance and construction, military equipment, and education spending, is expected to increase due in particular to government measures to stimulate investment.

—	Federal government spending is expected to rise by 3.0% this year and by 0.2% next year, while growth in state and local government spending will fall from 2.8% to 1.1%.

Fiscal policy was restrictive in 2022 after a period of strong growth in public spending and the budgetary deficit during the pandemic. According to the International Monetary Fund (IMF), the brief fiscal easing expected in 2023 will be followed by a tightening in 2024, which should limit the economic expansion anticipated for this year.4

Moreover, the budgetary outlook is uncertain. It will depend on the agreements reached to reduce the budgetary deficit and public debt to sustainable levels.

—	Indeed, the federal government’s fiscal situation is deemed unsustainable by many analysts, with the budgetary deficit expected to rise to 8.2% of GDP in 2023 and to remain high over the next few years. It is cited as one of the factors that contributed to the recent sharp rise in yields on long-term federal bonds.

CHART C.28 Total spending of governments in the United States	CHART C.29 Budgetary balance in the United States
(percentage change, in real terms)	(percentage of GDP)

Sources: S&P Global and Ministère des Finances du Québec.	Source: International Monetary Fund.

[4]	The scope of fiscal measures is estimated by analyzing the change in the ratio of the structural budgetary deficit excluding interest payments as a percentage of potential GDP. The fiscal impulse is calculated as the change in this ratio, multiplied by −1. A positive (negative) fiscal impulse implies fiscal easing (tightening). According to the IMF, the indicator for the United States will go from −4.96 percentage points in 2022 to +1.92 points in 2023 and −1.40 points in 2024.

Update on Québec’s Economic
C.38	and Financial Situation

3.	THE GLOBAL ECONOMIC SITUATION

❏	A resilient global economy in 2023

The slowdown in the global economy following the post-pandemic recovery is expected to continue in 2023 and 2024. Global economic growth is therefore expected to decrease from 2.8% in 2023 to 2.7% in 2024, after standing at 3.4% in 2022.

—	Despite China’s economic recovery coming in below expectations, global economic activity proved more resilient than expected at the start of the year, particularly in the advanced economies.

—	The forecast for global economic growth in 2023 has therefore been revised upwards by 0.4 percentage points compared with the forecast in the Québec Budget Plan – March 2023.

However, the tightening of monetary policies weighs on economic growth in 2023, since although it helps to reduce high inflation, it continues to erode households’ purchasing power. In addition, continued high interest rates are likely to restrain economic activity in 2024, particularly at the start of the year.

—	The forecast for 2024 has therefore been revised downwards by 0.4 percentage points compared with last March’s forecast.

—	However, the return of inflation to a more sustainable level and the gradual easing of monetary policies that will ensue will re-establish an environment conducive to sustainable economic growth as of 2024.

CHART C.30 Global economic growth
(real GDP in purchasing power parity, percentage change)

Sources: International Monetary Fund, S&P Global, Refinitiv Datastream, Bloomberg, Eurostat and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.39

TABLE C.9 Outlook for global economic growth
(real GDP, annual percentage change)
	Weight(1)	2022	2023	2024
World(2)	100.0	3.4	2.8	2.7
– March 2023		3.3	2.4	3.1
Advanced economies(2)	42.1	2.6	1.3	1.1
– March 2023		2.7	0.6	1.5
Québec	0.3	2.6	0.6	0.7
– March 2023		2.8	0.6	1.4
Canada	1.4	3.4	1.2	0.9
– March 2023		3.4	0.8	1.6
United States	15.8	1.9	2.0	1.1
– March 2023		2.1	0.5	1.3
Euro area	12.1	3.5	0.6	0.8
– March 2023		3.5	0.3	1.5
United Kingdom	2.3	4.3	0.3	0.4
– March 2023		4.0	−0.9	0.7
Japan	3.8	1.0	1.8	0.9
– March 2023		1.1	1.2	1.1
Emerging and developing economies(2)	57.9	4.0	3.8	3.9
– March 2023		3.8	3.6	4.3
China	18.5	3.0	4.9	4.5
– March 2023		3.0	5.0	5.0
India(3)	7.0	7.2	6.1	6.3
– March 2023		6.8	5.9	6.2

(1) Economic weight according to purchasing power parity. The weights shown are for the year 2021.

(2) GDP in purchasing power parity.

(3) Data for the fiscal year (April 1 to March 31).

Sources: International Monetary Fund, S&P Global, Institut de la statistique du Québec, Statistics Canada, Bloomberg, Refinitiv Datastream, Eurostat and                Ministère des Finances du Québec.

Update on Québec’s Economic
C.40	and Financial Situation

❏	Inflation continues to fall, despite some fluctuations

Inflationary pressures have eased significantly in 2023 compared with the previous year. However, price increases are still higher than the targets set by the major central banks, and inflation has rebounded in recent months in North America.

—	According to the IMF, inflation worldwide is expected to slow, decreasing from 8.7% in 2022 to 6.9% in 2023 and 5.8% in 2024.

Disruptions on the supply side have eased considerably, as tensions in supply chains have normalized, while monetary tightening is helping to reduce excess demand.

—	The fall in energy prices from the high levels seen in 2022 and the slowdown in food price increases were key factors in the decline in headline inflation over the past year.

—	However, the recent rise in oil prices, due in particular to uncertainties over global oil supply, has led to a rebound in headline inflation in some countries.

The persistence of core inflation, which excludes energy and food prices, at a high level, continued into 2023, slowing more gradually than headline inflation.

—	Tensions on the labour market persist in several advanced economies, despite some easing in recent months. According to the IMF, wage growth remains too high to maintain sustainable inflation. However, wage growth appears to have slowed in several countries and does not seem to be developing into an inflationary spiral.

CHART C.31 Worldwide consumer price index	CHART C.32 Energy price index
(percentage change)	(annual percentage change)

Source: International Monetary Fund.	Source: Organisation for Economic Co-operation and Development.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.41

❏	A moderation in growth in advanced economies

Growth in advanced economies in 2023 will be higher than anticipated at the time of the March forecast, but is still likely to be lower than in 2022, due to significant monetary tightening by central banks.

—	Real GDP in the advanced economies is therefore set to rise by 1.3% in 2023, following a 2.6% increase in 2022.

—	The United States and Japan will be the major advanced economies with the highest growth rates in 2023, while growth in the advanced countries of Europe will be relatively weak, despite upward revisions.

However, the resilience seen at the start of the year, particularly in the services sector, seems to have dissipated since the end of the second quarter, according to purchasing managers’ indices. In addition, fears of a technical recession in the euro area and the United Kingdom persist.

—	Germany is expected to be the only major economy to record a contraction of its economy in 2023, due to difficulties in the manufacturing sector and weak global demand, particularly from China, which is weighing on its exports.

The outlook for economic growth in 2024, for its part, has deteriorated. High borrowing costs are expected to restrain economic activity, but allow inflation to return closer to central bank targets.

—	Economic growth is therefore expected to slow to 1.1% in 2024 (−0.4 percentage points compared with the March forecast). The slowdown in North America will be partially offset by a slight acceleration in Europe.

CHART C.33 Borrowing costs in advanced economies	CHART C.34 Composite purchasing managers’ index, June and September 2023
(per cent)	(diffusion index; an index above 50 indicates an expansion)

Source: Organisation for Economic Co-operation and Development.	Sources: Bloomberg and S&P Global.

Update on Québec’s Economic
C.42	and Financial Situation

❏	Relatively stable growth in emerging economies

Growth in emerging and developing economies is expected to remain stronger than in advanced countries in 2023. In addition, unlike in advanced economies, it will rebound slightly in 2024. However, there are a number of divergences between the different regions.

—	Growth in emerging economies is expected to decrease to 3.8% in 2023 and 3.9% in 2024, from 4.0% in 2022. Emerging economies will therefore continue to be the main drivers of global economic growth.

In particular, the rebound of the Chinese economy, following the abandonment of the zero-COVID policy at the end of 2022, has supported growth in emerging economies this year. However, China’s economic recovery was below expectations. After a convincing first quarter in 2023, economic growth slowed in the second quarter. On the other hand, the situation seems to be stabilizing following the multiple support measures announced recently by the government.

—	The impact of China’s recovery on its trading partners has therefore been less significant than expected. Domestic demand, including imports, remained fairly weak.

China’s economic outlook for 2024 and in the medium term has been revised downwards, due to a number of structural problems linked to the real estate sector, demography, and the transition to a consumer-driven economy.

—	According to the World Bank, the growth outlook for several emerging Asian economies has also deteriorated due to weak global demand for goods, combined with protectionist measures in the United States.

—	Moreover, rising borrowing costs, a strong U.S. dollar, and high debt levels are weighing on economic growth in several emerging countries.

CHART C.35 Contribution to global economic growth	CHART C.36 Economic growth outlook in China
(percentage points)	(real GDP, percentage change)

Sources: International Monetary Fund, S&P Global, Refinitiv Datastream, Bloomberg, Eurostat and Ministère des Finances du Québec.	Sources: Refinitiv Datastream and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.43

Slower growth in the world trade in goods

According to the World Trade Organization (WTO), the volume of world trade in goods fell by 0.5% year-on-year in the first half of 2023. In its most recent forecasts published in October 2023, the WTO therefore revised its growth expectations for world trade downwards, to 0.8% in 2023 (+1.7% forecast in April), compared to 3.0% in 2022.

–  The slowdown in the world trade in goods is explained by a drop in demand for goods caused by monetary tightening, but also by the shift in consumption towards services since the end of worldwide health measures. The slowdown in industrial production, the strength of the U.S. dollar, and the increase in the number of trade restrictions are also weighing on the trade in goods.

–  Trade in services, on the other hand, is more robust, buoyed by the recovery in tourism. Indeed, international tourist arrivals rose by 17% year-on-year in July 2023.

The fall in the trade in goods in the first half of 2023 has, however, helped to reduce tensions in supply chains following the shocks observed since the start of the pandemic. Indeed, the Federal Reserve Bank of New York index reports that supply chain tensions have been below their long-term average since February 2023.

–  In addition, delivery times in the global manufacturing sector fell for the eighth consecutive month in September, according to the purchasing managers’ index.

The number of trade restrictions rises sharply

The WTO anticipates a rebound in the world trade in goods in 2024 (+3.3% compared with +3.2% forecast in April), despite signs of fragmentation, that is, a recomposition or regionalization of trade, resulting from geopolitical tensions. Indeed, the number of trade restrictions worldwide has risen sharply since the start of tensions between the United States and China in 2018.

–  In addition, other indicators point to a decline in the share of intermediate goods in global trade, which has been attributed to the fragmentation and slowdown in trade, as well as regionalization and politicization of trade.

Supply chain pressure index	Trade restrictions worldwide
(points, compared with the historical average)	(number of new restrictions per year)

Note: Difference in standard deviations from the historical average. Source: Federal Reserve Bank of New York.	Source: Global Trade Alert.

Update on Québec’s Economic
C.44	and Financial Situation

4.	DEVELOPMENTS IN FINANCIAL MARKETS

❏	Central banks will have to maintain restrictive monetary policies for a longer period to bring inflation back to 2%

After some optimism in the spring and first half of the summer, fuelled in particular by falling inflation and the expected end of monetary tightening, international financial markets have been more cautious since the end of the summer.

—	The central banks of several advanced economies, including the Bank of Canada and the U.S. Federal Reserve, have given a clear signal to investors that they intend to keep interest rates high for a longer period in order to bring inflation back to the 2% target.

—	The adjustment of market expectations regarding the future path of monetary policy has thus resulted in a marked rise in bond yields in recent months, and a decline in stock markets.

—	The U.S. dollar, for its part, has benefited from this environment, but also from the surprising resilience of the U.S. economy since the start of 2023. The U.S. dollar thus appreciated significantly relative to several currencies.

Moreover, oil prices began to rise again last summer, mainly due to uncertainties over global oil supply, which contributed to a rebound in inflation in some countries.

CHART C.37 U.S. policy rate expected by financial markets for December 2024	CHART C.38 Yield on 10-year federal bonds
(per cent)	(per cent)

Notes: Latest data as at October 18, 2023. Implied policy rate based on federal funds futures. Source: Bloomberg.	Note: Latest data as at October 18, 2023. Source: Bloomberg.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.45

❏	Bank of Canada: the policy rate should be reduced beginning in 2024

After announcing a pause in its monetary tightening last January, the Bank of Canada raised its policy interest rate again in June and July, bringing it to 5%. Its decisions are explained by the strength of the Canadian economy and the persistently high level of inflation.

—	The Bank of Canada then paused its tightening in September, but continued to express concern about the high level of core inflation and the risk of high inflation becoming entrenched in expectations. In addition, the Bank of Canada indicated that it is prepared to raise its policy interest rate further if necessary.

—	At the end of October, the Bank of Canada left its policy rate unchanged at 5%, although it retained the option of raising it further if needed.

However, the Bank of Canada should be in a position to start gradually reducing its policy interest rate in the spring of 2024, when inflation is expected to move closer to the 2% target.

❏	Federal Reserve: easing of monetary policy next year

After a series of sharp rate hikes in 2022, the U.S. Federal Reserve significantly slowed the pace of monetary policy tightening in 2023. Its last rate hike was in July, and the Federal Reserve then kept it in the 5.25%-5.50% range at its September meeting.

—	Although the Federal Reserve has left the door open to a future rate hike, the policy rate is likely to have peaked. Indeed, the U.S. economy is expected to slow significantly in 2024 as a result of past monetary tightening, while inflationary pressures will continue to ease over the coming quarters.

—	In addition, quantitative tightening will continue in Canada and the United States, adding to the restrictive stance of monetary policies in both countries.

Against this backdrop, the expected continuation of the slowdown in inflation should enable the Federal Reserve to begin gradually reducing its policy rate in the spring of 2024.

CHART C.39 Policy interest rate in Canada and the United States
(overnight rate target and federal funds target rate,(1) per cent)

(1) The federal funds target rate is the midpoint of the target range. Sources: Statistics Canada, Bloomberg and Ministère des Finances du Québec.

Update on Québec’s Economic
C.46	and Financial Situation

❏	Bond yields, which have risen sharply in recent months, are expected to start falling gradually

Bond yields have seen notable increases in recent months, particularly in North America. The rise accelerated sharply in September and in October, when rates on 10-year federal bonds reached their highest levels in 16 years, that is, 4.9% in the United States and 4.2% in Canada.

—	This rise in bond yields is explained, on the one hand, by the financial markets’ adjustment to the central banks’ signals that they will maintain policy rates at high levels for a longer period than previously expected.

—	On the other hand, risk premiums on U.S. government bonds have risen sharply in recent months. This reflects both a heightened risk that interest rates may exceed expectations, as well as greater issuance of U.S. Treasury bonds against a backdrop of deteriorating public finances in the United States.

Although bond yields are likely to remain volatile until the end of the year, the continued decline in inflation and the expected easing of monetary policies in 2024 should encourage a gradual easing of yields starting next year.

❏	The Canadian dollar, under pressure from the strong U.S. dollar, should regain strength in 2024

Like many currencies, the Canadian dollar has been under pressure from the strong U.S. dollar in recent months.

—	The U.S. dollar has benefited from the more favourable growth outlook for the U.S. economy compared to other economies, as well as from its status as a safe haven, as risk aversion increased on financial markets towards the end of the summer.

The Canadian dollar is nevertheless expected to regain ground next year against the U.S. dollar. In 2024, the U.S. dollar should gradually move lower against the major currencies, as the outlook for global economic growth begins to improve with the easing of monetary policies.

TABLE C.10 Canadian financial markets
(average annual percentage, unless otherwise indicated, end-of-year data in brackets)
	2022	2023	2024
Overnight rate target	2.0 (4.3)	4.8 (5.0)	4.6 (4.3)
3-month Treasury bill	2.3 (4.3)	4.8 (5.0)	4.6 (4.1)
10-year bond	2.8 (3.3)	3.4 (3.9)	3.6 (3.3)
Canadian dollar (in U.S. cents)	76.6 (73.8)	74.4 (74.7)	75.9 (76.6)
U.S. dollar (in Canadian dollars)	1.31 (1.36)	1.34 (1.34)	1.32 (1.31)
Sources: Statistics Canada, Bloomberg and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.47

❏	Uncertainty surrounding energy prices persists

Oil prices have risen sharply in recent months. The price of West Texas Intermediate (WTI) has risen by almost 30% since June, reaching an average of US$89 per barrel in September, its highest level in over a year. Prices then fluctuated. Higher Chinese demand for oil, the extension of production cuts by the Organization of the Petroleum Exporting Countries (OPEC) and its partners, and lower crude oil inventories in the United States were all factors supporting oil prices.

Prices are likely to remain volatile over the next few months as a number of risks persist on the oil market on the global supply and demand sides.

—	On the one hand, continued production cuts by OPEC and its partners, as well as worsening geopolitical tensions, could result in persistently tight global supplies, keeping the global oil market in a supply deficit situation for longer than expected. This could contribute to maintaining prices at high levels.

—	On the other hand, a sharper-than-expected slowdown in the global economy against a backdrop of prolonged high interest rates, and a slowdown in Chinese demand for oil, could lead to a decline in prices over the coming quarters.

Moreover, natural gas prices in North America and Europe have evolved since the beginning of the year at levels well below those observed in 2022, due to more stable global supplies and relatively weaker demand.

—	Gas prices are expected to grow at a moderate pace over the coming quarters, driven in particular by the increase in export capacity in the United States, which should benefit from higher foreign demand. However, a resurgence of energy supply uncertainty in Europe next winter could lead to a more significant rise in prices, as observed at the start of the war in Ukraine.

CHART C.40 Change in oil prices	CHART C.41 Change in natural gas prices
(U.S. dollars per barrel)	(U.S. dollars per MMBtu in the United States and euros per MWh in Europe)

Sources: Bloomberg and Ministère des Finances du Québec.	Source: Bloomberg.

Update on Québec’s Economic
C.48	and Financial Situation

5.	MAIN RISKS THAT MAY INFLUENCE THE FORECAST SCENARIO

The economic and financial forecasts in the Update on Québec’s Economic and Financial Situation – Fall 2023 are based on a set of assumptions. Some of them are associated with risks that could affect the global economic and financial scenario and the anticipated developments in the Québec economy.

❏	A different evolution of inflation

Price pressures are expected to ease gradually. If inflation persists, it could lead central banks to tighten monetary policy further or maintain high interest rates for a longer period.

Central banks will need to continue to be cautious. Policy rates were raised rapidly after a long period of very accommodative monetary policies. Against this backdrop, it is difficult to assess the intensity of the effects of higher interest rates.

—	Not tightening monetary policy enough would further support price pressures and increase imbalances in the economies.

—	However, overtightening would exacerbate the difficulties in the sectors that are most sensitive to interest rates and could lead to a severe contraction in real GDP.

Conversely, if inflation were to slow rapidly, central banks could adopt less restrictive monetary policies or start the monetary easing cycle earlier than expected. Such an outcome would result in the economy accelerating faster and more strongly than expected.

❏	A more pronounced adjustment than expected in the real estate sector in Québec and Canada

The imbalances in the real estate markets in Québec and Canada over the past few years led to a significant rise in home prices.

High property prices, combined with rising interest rates, have deteriorated housing affordability, leading to a price correction in the residential market.

A larger-than-expected correction in real estate prices could occur in reaction to higher-than-expected mortgage rates. This could lead to a greater decline in residential investment and could curb economic growth more strongly.

—	Such a development could also generate instability in financial markets and would negatively impact the financial position of households.

Conversely, a faster-than-expected recovery in real estate construction would ease imbalances between demand and supply in the residential sector, and improve housing affordability.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.49

❏	Recruitment difficulties accentuated by the labour shortage

Like many developed economies, Québec is faced with an aging population, which is resulting in a shrinking pool of potential workers.

This demographic shift is putting pressure on the labour market. With the unemployment rate at a historic low and the still high number of job vacancies, the labour shortage could rein in economic growth more than expected.

❏	Different global economic trends than expected

Global economic activity may differ from what is expected.

—	In the United States, the economy may prove more resilient than forecast, leading to a soft landing. On the other hand, persistent inflation and deteriorating credit conditions could weigh on household consumption and investment.

—	In China, difficulties in the real estate sector and the slowdown in consumption could influence growth forecasts.

—	In Europe, uncertainties fuelled by inflation, high interest rates and natural gas supplies persist. Risks of a recession continue to lurk in certain economies, including Germany, the euro area’s main economic engine, and the United Kingdom.

Given the weight of these economies in world GDP, a more pronounced or prolonged slowdown in their economic activity could result in a greater-than-expected slowdown in global growth.

❏	Changes in geopolitical tensions

The global economy has to contend with the presence of significant geopolitical tensions, particularly in Ukraine and the Middle East.

—	A favourable geopolitical context is conducive to trade and global economic growth.

—	Conversely, rising geopolitical tensions could influence trends in financial markets and energy prices. However, the extent of these effects remains difficult to quantify.

—	Moreover, some economies may impose trade restrictions in order to protect their supply chains, particularly for strategic goods. Such a development could hamper world trade and increase the volatility of commodity prices.

The economic and financial scenario is based on the premise that the current tensions will continue but without major spillover effects.

❏	A different evolution of energy prices

Oil prices are expected to continue to show high volatility in the coming months but are expected to remain at lower levels than after Russia’s invasion of Ukraine in February 2022.

—	Several factors could influence the evolution of oil prices, including the extent of the global economic slowdown, the strategy adopted by OPEC, and geopolitical tensions.

—	A change in oil prices has significant effects on importing economies such as Québec’s.

Update on Québec’s Economic
C.50	and Financial Situation

❏	Climate events

El Niño and other meteorological events have major economic impacts. They could adversely affect the activities of various sectors of the economy and push up commodity prices.

—	Climatic disturbances can reduce production and transportation capacities.

—	In addition, extreme weather events generate significant costs for rebuilding basic infrastructures and force the construction of protective infrastructures.

The Québec Economy:
Recent Developments and Outlook for 2023 and 2024	C.51

Section D

QUÉBEC’S FINANCIAL SITUATION

Summary				D.3

1.	Québec’s budgetary situation			D.7

	1.1	Recent developments in the budgetary situation		D.7

	1.2	Detailed adjustments in 2023-2024		D.13

2.	Revenue and expenditure forecasts			D.21

	2.1	Change in revenue		D.22

		2.1.1	Own-source revenue excluding revenue from government enterprises	D.23

		2.1.2	Revenue from government enterprises	D.27

		2.1.3	Federal transfers	D.28

	2.2	Change in expenditure		D.32

		2.2.1	Portfolio expenditures	D.33

		2.2.2	Debt service	D.40

3.	Public infrastructure investments			D.41

APPENDIX 1: Portfolio expenditures				D.43

APPENDIX 2: Supplementary information				D.45

D.1

Summary

The Update on Québec’s Economic and Financial Situation is an opportunity for the government to provide an overview of Québec’s economic and budgetary situation and to present its policy directions in this regard. This section reports on developments in Québec’s budgetary situation for 2023-2024 and presents the budgetary outlook up to 2027-2028.

In Québec, as in most economies, persistent inflation and high interest rates over a longer period than anticipated will dampen growth prospects for 2024. Despite the expected slowdown, the government is maintaining the budget targets set out in the plan to restore fiscal balance tabled in March 2023.

The government is maintaining its commitment to restore fiscal balance in 2027-2028. The $4.0-billion deficit in 2023-2024, after deposits of dedicated revenues in the Generations Fund, will be gradually eliminated at a rate of $1.0 billion per year.

The government remains committed to implementing its priorities and taking targeted actions for Quebecers.

In this update, new initiatives1 of $4.3 billion over five years are planned to provide better access to housing, combat homelessness and enhance food aid, support training in specific fields, sustain the climate transition and communities, and foster business investment.

Prudent and responsible management of public finances enables the government to take targeted actions to meet the priorities of Quebecers.

❑	Main adjustments from 2023-2024 to 2025-2026

The adjustments related to the budgetary situation and the implementation of targeted actions have a negative impact of about $1.0 billion per year over the period covered by the financial framework.

—	Changes in the economic and budgetary situation since Budget 2023-2024 result in an upward adjustment of $104 million in 2023-2024, a negative adjustment of $747 million in 2024-2025 and an increase of $94 million in 2025-2026.

—	Targeted actions total $1.1 billion in 2023-2024, $251 million in 2024-2025 and $1.1 billion in 2025-2026.

In this context, the government is using part of the contingency reserve to offset the effect of the main adjustments to the financial framework and to take targeted actions to meet the priorities of Quebecers.

[1]	Including the indexation of the personal income tax system and social assistance benefits, the government is providing $13 billion in initiatives over five years.

Québec’s Financial Situation	D.3

❏	Multi-year financial framework

Revenue amounts to $149.1 billion in 2023-2024, with growth of 3.3%. Growth will decrease to 2.0% in 2024-2025.

—	Over the period covered by the financial framework, that is, until 2027-2028, annual revenue growth will reach 3.1%, on average.

Expenditure amounts to $150.3 billion in 2023-2024, with growth of 2.0%. Growth will be 1.6% in 2024-2025.

—	From 2023-2024 to 2027-2028, the annual growth in expenditure will stand at 2.3%, on average.[2]

Moreover, the financial framework includes a contingency reserve of $1.5 billion over five years, which could mitigate the effects of a sharper-than-expected economic slowdown in the current year and uncertainty that could affect longer-term forecasts.

The budgetary balance, within the meaning of public accounts, shows a deficit of $1.8 billion in 2023-20243 and surpluses as of 2025-2026.

According to the Balanced Budget Act, the budgetary balance, after deposits of dedicated revenues in the Generations Fund, presents a deficit of $4.0 billion in 2023-2024 and will be balanced in 2027-2028.

[2]	Excluding expenditures related to COVID-19 support and recovery measures in 2022-2023, growth would stand at 5.6% in 2023-2024 and average annual growth in total expenditures would stand at 3.0% over five years.

[3]	This represents an upward adjustment of $129 million in 2023-2024 compared to Budget 2023-2024.

Update on Québec’s Economic
D.4	and Financial Situation

TABLE D.1 Multi-year financial framework (millions of dollars)
	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	AAGR(1)
Revenue
Personal income tax	42 251	42 677	44 171	45 898	47 624	49 387
Contributions for health services	7 914	8 310	8 506	8 773	8 964	9 153
Corporate taxes	13 243	12 563	13 320	13 829	14 536	15 087
School property tax	1 113	1 126	1 243	1 339	1 408	1 478
Consumption taxes	26 597	27 367	28 298	29 229	30 076	31 063
Duties and permits	5 741	5 821	5 926	6 073	6 368	6 467
Miscellaneous revenue	12 083	13 714	14 181	14 540	15 015	15 500
Government enterprises	6 620	5 976	6 478	6 559	7 643	7 337
Own-source revenue	115 562	117 554	122 123	126 240	131 634	135 472
% change(2)	5.4	1.7	3.9	3.4	4.3	2.9	3.2
Federal transfers	28 737	31 497	29 840	31 480	32 763	32 703
% change(3)	−1.5	9.6	−5.3	5.5	4.1	−0.2	2.6
Total revenue	144 299	149 051	151 963	157 720	164 397	168 175
% change	3.9	3.3	2.0	3.8	4.2	2.3	3.1
Expenditure
Portfolio expenditures	−137 309	−140 438	−142 663	−147 254	−151 747	−153 841
% change(4)	7.6	2.3	1.6	3.2	3.1	1.4	2.3
Debt service	−10 058	−9 867	−9 978	−9 998	−10 464	−11 055
% change(5)	16.4	−1.9	1.1	0.2	4.7	5.6	1.9
Total expenditure	−147 367	−150 305	−152 641	−157 252	−162 211	−164 896
% change(6)	8.1	2.0	1.6	3.0	3.2	1.7	2.3
Contingency reserve	—	−500	—	—	−500	−500
SURPLUS (DEFICIT) FROM OPERATIONS	−3 068	−1 754	−678	468	1 686	2 779

Note: Totals may not add due to rounding.

(1)	Average annual growth rate, corresponding to the geometric mean over five years, from 2023-2024 to 2027-2028.
(2)	The 1.7% growth in own-source revenue in 2023-2024 is mainly due to a one-time decrease in revenue from government enterprises, due, in particular, to low runoff affecting Hydro-Québec’s exports.
(3)	The significant increase in federal transfers in 2023-2024 is due, in particular, to the additional amounts for health care announced by the federal government in February 2023 (nearly $1.1 billion more in 2023-2024, including a non-recurring amount of $447 million), the change in the value of the special Québec abatement and the housing agreement ($900 million over four years, including $225 million in 2023-2024). The decrease in 2024-2025 is due, among other things, to a decline in equalization resulting from the consideration of population data from the 2021 census. Moreover, the 0.2% decrease in revenue from federal transfers in 2027-2028 is mainly due to the pace of completion of federally funded infrastructure projects.
(4)	Excluding expenditures related to COVID-19 support and recovery measures in 2022-2023, growth would stand at 6.2% in 2023-2024. Average annual growth in portfolio expenditures would stand at 3.1% over five years. In 2022-2023, growth is due, in particular, to the impact of the enhanced refundable senior assistance tax credit and subsidies for municipal infrastructure and social housing projects. Growth in 2023-2024 makes it possible to finance the anticipated increase in costs tied to the delivery of public services. In 2024-2025, the 1.6% growth is due, in particular, to the decline in investments related to the end of the current period of the Gas Tax and Québec Contribution Program, the end of investments in Operation High Speed, the end of enhanced business assistance programs financed by the Labour Market Development Fund and the expiry of funding for certain government strategies in the Économie, Innovation et Énergie portfolio.
(5)	The −1.9% change in debt-servicing costs in 2023-2024 is mainly due to the non-recurrence of losses on the disposal of assets in the Sinking Fund for Government Borrowing in 2022-2023.
(6)	Excluding expenditures related to COVID-19 support and recovery measures in 2022-2023, average annual growth in total expenditures would stand at 3.0% over five years.

Québec’s Financial Situation	D.5

■	Requirements of the Balanced Budget Act

Under the Balanced Budget Act, the budgetary balance corresponds to the surplus or the deficit presented in the public accounts (book balance) reduced by the amount of revenues dedicated to the Generations Fund and adjusted to take certain accounting changes into consideration, if applicable.

For the purpose of calculating the attainment of fiscal balance, the balance must also take into account the use of the stabilization reserve, of which the sums available depend on the budgetary surpluses of previous years.

—	The stabilization reserve was fully utilized in 2022-2023, resulting in a zero balance of the reserve as at March 31, 2023.

Fiscal balance will be achieved, after deposits of dedicated revenues in the Generations Fund, in 2027-2028.

TABLE D.2

Budgetary balance within the meaning of the Balanced Budget Act

(millions of dollars)

	2022-2023	2023-2024	2024-2025	2025-2026	2026-2027	2027-2028
SURPLUS (DEFICIT) FROM OPERATIONS	−3 068	−1 754	−678	468	1 686	2 779
Deposits of dedicated revenues in the Generations Fund	−3 082	−2 241	−2 304	−2 443	−2 652	−2 775
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	−6 150	−3 995	−2 982	−1 975	−966	4
Use of the stabilization reserve	449	—	—	—	—	—
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	−5 701	−3 995	−2 982	−1 975	−966	4
Note: Totals may not add due to rounding.

Modernization of the Balanced Budget Act

In Budget 2023-2024, the government has committed to modernizing the Balanced Budget Act.

Bill 35,[1] tabled in the National Assembly on October 5, 2023, proposes amendments to certain provisions of the Balanced Budget Act to make it more flexible and simpler, while maintaining the obligation to achieve and maintain fiscal balance.

Some of the proposed amendments concern the terms of the plan to restore fiscal balance. Nevertheless, the fundamental principles of the plan remain unchanged, namely, a maximum of five years, declining deficits and a deficit offset to 75% by the fourth year of the plan. The current plan respects all of these principles.

1	An Act respecting the implementation of certain provisions of the Budget Speech of 21 March 2023 and amending other provisions.

Update on Québec’s Economic
D.6	and Financial Situation

1.	QUÉBEC’S BUDGETARY SITUATION

This section presents the recent developments in Québec’s budgetary situation as well as the main adjustments to the 2022-2023 results and the 2023-2024 to 2025-2026 forecasts.

1.1	Recent developments in the budgetary situation

❏	Main adjustments in 2022-2023

The preliminary budgetary deficit for 2022-2023, before use of the stabilization reserve, stands at $6.1 billion. This represents a decrease of $1.1 billion compared to the $5.0-billion deficit forecast in March 2023. The main adjustments stem from:

—	a decrease in tax revenue of $316 million, mainly due to lower-than-expected personal income tax revenue, despite the upward adjustment in wages and salaries in the first quarter of 2023;

—	a $59-million increase in other revenue attributable to:

—	a $299-million increase in miscellaneous revenue, including that of bodies in the health and social services, education and higher education networks,

—	a $240-million decrease in revenue from duties and permits, due, in particular, to lower-than-expected mining revenues;

—	a $54-million decrease in revenue from government enterprises, primarily resulting from a decrease in Hydro-Québec’s results;

—	a $489-million decrease in revenue from federal transfers, largely due to the pace of completion of federally funded infrastructure projects;[4]

—	higher-than-expected portfolio expenditures of $593 million, resulting, in particular, from:

—	excess expenditures of $1.3 billion in the Santé et Services sociaux portfolio, in particular, due to a devaluation of personal protective equipment in inventory as at March 31, 2023 and the reclassification of remuneration expenditures to the benefit of the portfolio,

—	excess expenditures of $495 million in the Éducation portfolio, mainly for school service centres, due in part to higher-than-expected compensation costs,

—	unrealized expenditures of $326 million in the Enseignement supérieur portfolio, due, in particular, to a lower-than-expected impact from student financial assistance,

—	unrealized expenditures of $597 million in the Transports et Mobilité durable portfolio, due, in particular, to the slower-than-expected completion of municipal infrastructure and public transit projects,

—	unrealized expenditures of $330 million in the Environnement, Lutte contre les changements climatiques, Faune et Parcs portfolio, due, in particular, to lower-than-expected subsidies for actions contributing to the reduction of greenhouse gas emissions;

[4]	Adjustments to federal transfer revenues stemming from the pace of completion of federally funded infrastructure projects have no impact on the budgetary balance, as a consideration is recorded in expenditures.

Québec’s Financial Situation	D.7

—	a $5-million increase in debt service expenditures;

—	a $269-million decrease in deposits of dedicated revenues in the Generations Fund, due mainly to a downward adjustment of mining revenues and investment income.

The final budgetary balance for 2022-2023 will be known when the public accounts are published later this fall.

TABLE D.3 Adjustments to the 2022-2023 results since March 2023 (millions of dollars)
2022-2023
BUDGETARY BALANCE(1) – MARCH 2023	−5 021
Own-source revenue excluding revenue from government enterprises
– Tax revenue	−316
– Other revenue	59
Subtotal	−257
Revenue from government enterprises	−54
Federal transfers	−489
Subtotal – Revenue	−800
Portfolio expenditures	−593
Debt service	−5
Subtotal – Expenditure	−598
Deposits of dedicated revenues in the Generations Fund	269
Total adjustments	−1 129
BUDGETARY BALANCE(1) – NOVEMBER 2023	−6 150

(1)	Budgetary balance before use of the stabilization reserve.

Update on Québec’s Economic
D.8	and Financial Situation

Comparison of provincial and federal budgetary balances for 2022-2023

Québec’s preliminary budgetary deficit[1] for 2022-2023 stands at $6.1 billion, which is $1.1 billion larger than expected in March 2023. This deterioration largely results from a decrease in own-source revenue combined with higher-than-expected portfolio expenditures.

–  The results show that the budgetary deficit has increased as a proportion of nominal GDP. The ratio stands at 1.1%, up 0.2 percentage points (ppt) from 0.9% in the March 2023 forecast.

Québec is not the only province to report lower-than-expected results: Ontario and British Columbia also saw a deterioration in their budgetary balances compared to those forecast in their 2023-2024 budgets.

–  These two governments have made bigger adjustments to their forecasts than Québec, with decreases of 0.7 ppt for British Columbia and 0.4 ppt for Ontario. Gaps are largely due to lower-than-expected budgeted revenues, mainly from tax revenue.

–  The federal government, meanwhile, is seeing an improvement in its budgetary deficit as a proportion of nominal GDP, with the ratio rising from the 1.5% forecast in Budget 2023-2024 to 1.3%. A rise in overall revenue largely explains this result.

To date, in addition to British Columbia, five other provinces—Nova Scotia, Manitoba, Saskatchewan, New Brunswick and Alberta—have budget surpluses for 2022-2023.

– The adjustment is about +0.5 ppt in these provinces.

– In Alberta, the gap is essentially due to a decrease in portfolio expenditures, while revenues are adjusted only slightly overall.

– In the other provinces, the gaps are generally due to an increase in revenue, particularly tax revenue, combined with a decrease in expenditure.

Forecast and actual budgetary balances – 2022-2023
(percentage of nominal GDP)

Sources: Provincial and federal budgets, provincial public accounts, the Annual Financial Report of the Government of Canada – Fiscal Year 2022-2023, the Update on Québec’s Economic and Financial Situation – Fall 2023 and Ministère des Finances du Québec calculations.

1	The concept of budgetary balance used by Québec differs from that used by the other provinces. In Québec, it is the budgetary balance within the meaning of the Balanced Budget Act, after deposits of dedicated revenues in the Generations Fund and before use of the stabilization reserve. The requirements of the Balanced Budget Act are set out on page D.6.

Québec’s Financial Situation	D.9

❏	Main adjustments from 2023-2024 to 2025-2026

Changes in the economic and budgetary situation since Budget 2023-2024 result in an upward adjustment of $104 million in 2023-2024, a negative adjustment of $747 million in 2024-2025 and an increase of $94 million in 2025-2026.

In this context, the government is using part of the contingency reserve to offset the effect of the main adjustments to the financial framework and to take targeted actions to meet the priorities of Quebecers, representing $1.1 billion in 2023-2024, $251 million in 2024-2025 and $1.1 billion in 2025-2026.

TABLE D.4 Adjustments to the financial framework since March 2023 (millions of dollars)
	2023-2024	2024-2025	2025-2026
BUDGETARY BALANCE(1) – MARCH 2023	−3 998	−2 984	−1 980
ECONOMIC AND BUDGETARY SITUATION
Own-source revenue excluding revenue from government enterprises
– Tax revenue	−698	−1 032	−1 173
– Other revenue	1 089	1 249	1 273
Subtotal	392	217	100
Revenue from government enterprises	−831	−207	20
Federal transfers	1 755	99	572
Subtotal – Revenue	1 316	109	692
Portfolio expenditures	−941	−886	−645
Debt service	−403	−53	−34
Subtotal – Expenditure	−1 344	−939	−679
Deposits of dedicated revenues in the Generations Fund	132	83	81
TOTAL ADJUSTMENTS TO THE ECONOMIC AND BUDGETARY SITUATION	104	−747	94
INITIATIVES
Providing better access to housing	−219	−15	−853
Combatting homelessness and enhancing food aid	−39	−26	−27
Supporting training in specific fields	−199	−130	—
Sustaining the climate transition and communities	−649	−101	−77
Fostering business investment	5	21	−133
TOTAL INITIATIVES	−1 101	−251	−1 089
Contingency reserve	1 000	1 000	1 000
BUDGETARY BALANCE(1) – NOVEMBER 2023	−3 995	−2 982	−1 975

Note: Totals may not add due to rounding.

(1)	Budgetary balance within the meaning of the Balanced Budget Act.

Update on Québec’s Economic
D.10	and Financial Situation

■	Adjustments related to the economic and budgetary situation

Since Budget 2023-2024, the financial framework includes an upward adjustment of $104 million in 2023-2024, a negative adjustment of $747 million in 2024-2025, and an increase of $94 million in 2025-2026. These adjustments are due, in particular, to:

—	a decrease in tax revenue of $698 million in 2023-2024, $1.0 billion in 2024-2025 and $1.2 billion in 2025-2026, due to the economic slowdown;

—	an increase in other revenue of $1.1 billion in 2023-2024, $1.2 billion in 2024-2025 and $1.3 billion in 2025-2026,[5] attributable to, among other things, the effect of increased traffic related to the greater-than-expected resumption of post-pandemic activities on the miscellaneous revenue of bodies in the health and social services, education and higher education networks;

—	a decrease in revenue from government enterprises of $831 million in 2023-2024, $207 million in 2024-2025, and an increase of $20 million in 2025-2026;

—	For 2023-2024, the decrease is primarily related to Hydro-Québec, whose results have been adjusted downwards by $850 million, due, in particular, to the decrease in the value of its exports resulting from the low rainfall in summer 2023 in the regions where its main basins are located.

—	For 2024-2025, the adjustment is mainly due to the decrease in the value of Hydro-Québec’s exports.

—	an increase in federal transfers of $1.8 billion in 2023-2024, $99 million in 2024-2025 and $572 million in 2025-2026, due overall to a downward adjustment of the value of the special Québec abatement (16.5% of federal personal income tax), which is deducted from federal transfers, as well as the Housing Accelerator Fund agreement ($900 million over four years);

—	an increase in portfolio expenditures of $941 million in 2023-2024, $886 million in 2024-2025 and $645 million in 2025-2026, mainly due to the higher cost of refundable tax credits,[6] and the higher-than-expected post-pandemic resumption of activities for bodies in the health and social services and education networks;

—	an increase in debt service of $403 million in 2023-2024, $53 million in 2024-2025 and $34 million in 2025-2026, due to higher-than-expected interest rates;

—	a reduction of $132 million in deposits of dedicated revenues in the Generations Fund in 2023-2024 due to decreased investment income, a result of lower-than-forecast results and lower water-power royalties. There were also downward adjustments of $83 million in 2024-2025 and $81 million in 2025-2026.

[5]	Pandemic-related public health measures reduced the government’s miscellaneous revenue in 2019-2020 and 2020-2021. The gradual resumption of activities led to sustained growth from 2021-2022 to 2023-2024. In 2022-2023 and 2023-2024, the greater-than-expected increase in traffic has offset the slowdown caused by the pandemic. The 3.1% average growth forecast thereafter, from 2024-2025 to 2027-2028, is lower than in the five years prior to the pandemic, which stood at 4.4% from 2014-2015 to 2018-2019.

[6]	In 2023-2024, the cost of refundable tax credits for businesses has been adjusted by $327 million, while the cost of those for individuals has been adjusted by $148 million.

Québec’s Financial Situation	D.11

■	Initiatives since Budget 2023-2024

Initiatives since Budget 2023-2024 represent $2.4 billion over three years, from 2023-2024 to 2025-2026,7 in particular:

—	$1.1 billion to provide better access to housing;

—	$91 million to combat homelessness and enhance food aid;

—	$329 million to support training in specific fields;

—	$826 million to sustain the climate transition and communities;

—	$108 million to foster business investment.

Furthermore, taxpayers will benefit from the indexation of the tax system and social assistance benefits by 5.08%, effective January 1, 2024.

—	This indexation represents $2.0 billion per year to the benefit of all Quebecers.

■	Contingency reserve adjustment

The contingency reserve is adjusted downwards by $1.0 billion per year over the period covered by the financial framework.

—	If the economic situation were to further deteriorate, the financial framework includes a provision of $1.5 billion over five years, that is, $500 million in 2023-2024, 2026-2027 and 2027-2028.

—	The contingency reserve is adjusted over the period covered by the financial framework to take into account short-term economic risks and uncertainty that could affect longer-term forecasts.

[7]	The new measures announced in the fall 2023 economic and financial update total $4.3 billion over five years. Including the indexation of the personal income tax system and social assistance benefits, the government is providing $13 billion in initiatives over five years.

Update on Québec’s Economic
D.12	and Financial Situation

1.2	Detailed adjustments in 2023-2024

In 2023-2024, the economic and budgetary situation has led to adjustments totalling $104 million, particularly due to:

—	an increase of $392 million in own-source revenue, excluding revenue from government enterprises, due to a $1.1-billion increase in other revenue, due in part to the effect of increased traffic related to the greater-than-expected post-pandemic recovery, mitigated by a $698-million decrease in tax revenue;

—	a one-time decrease of $831 million in revenue from government enterprises, mainly due to low runoff affecting Hydro-Québec’s exports;

—	a $1.8-billion increase in federal transfers, mainly due to a decrease in the value of the special Québec abatement, which is deducted from federal transfers, the pace of completion of federally funded infrastructure projects, as well as the Housing Accelerator Fund agreement;

—	a $1.3-billion increase in portfolio expenditures and debt service.

The targeted initiatives in the fall 2023 update total $1.1 billion.

The use of $1.0 billion from the contingency reserve makes it possible to anticipate a budgetary balance similar to that of Budget 2023-2024, namely, $4.0 billion.

TABLE D.5 Adjustments to the 2023-2024 financial framework since March 2023 (millions of dollars)
	2023-2024
	March 2023	Adjustments			November 2023
		Economic and budgetary situation	Initiatives and other adjustments	Total
Own-source revenue
– Tax revenue	92 736	−698	5	−693	92 043
– Other revenue	18 446	1 089	—	1 089	19 535
Subtotal	111 182	392	5	396	111 578
Revenue from government enterprises	6 807	−831	—	−831	5 976
Total own-source revenue	117 989	−440	5	−435	117 554
Federal transfers	29 742	1 755	—	1 755	31 497
Revenue	147 731	1 316	5	1 320	149 051
Portfolio expenditures	−138 392	−941	−1 105	−2 046	−140 438
Debt service	−9 464	−403	—	−403	−9 867
Expenditure	−147 856	−1 344	−1 105	−2 449	−150 305
Contingency reserve	−1 500	—	1 000	1 000	−500
SURPLUS (DEFICIT) FROM OPERATIONS	−1 625	−28	−101	−129	−1 754
Deposits of dedicated revenues in the Generations Fund	−2 373	132	—	132	−2 241
BUDGETARY BALANCE(1)	−3 998	104	−101	3	−3 995
Note: Totals may not add due to rounding. (1) Budgetary balance within the meaning of the Balanced Budget Act.

Québec’s Financial Situation	D.13

❏	Own-source revenue excluding revenue from government enterprises

For 2023-2024, own-source revenue excluding revenue from government enterprises is adjusted upwards by $396 million compared to the Budget 2023-2024 forecasts and totals $111.6 billion.

—	Tax revenue is adjusted downwards by $693 million, due to the economic slowdown.

—	Other revenue, namely duties and permits and miscellaneous revenue, is adjusted upwards by $1.1 billion.

TABLE D.6 Adjustments in own-source revenue excluding revenue from government enterprises (millions of dollars)
2023-2024
OWN-SOURCE REVENUE(1) – MARCH 2023	111 182
Tax revenue
Personal income tax	−449
Contributions for health services	366
Corporate taxes	−629
School property tax	−58
Consumption taxes	77
Subtotal	−693
Other revenue
Duties and permits	82
Miscellaneous revenue(2)	1 007
Subtotal	1 089
Total adjustments	396
OWN-SOURCE REVENUE(1) – NOVEMBER 2023	111 578

(1)	Own-source revenue excluding revenue from government enterprises.
(2)	This adjustment is due, in particular, to higher-than-expected revenue for bodies in the health and social services, education and higher education networks, which is attributable to, among other things, the effect of increased traffic related to the greater-than-expected post-pandemic recovery. It also stems from the impact of higher interest rates on tax claims administered by Revenu Québec.

Update on Québec’s Economic
D.14	and Financial Situation

■	Tax revenue

For 2023-2024, revenue from personal income tax is adjusted downwards by $449 million compared to the March 2023 forecast.

—	This adjustment is due to lower-than-expected tax revenue in late 2022-2023 and early 2023-2024, despite the upward adjustment in wages and salaries by 1.8 percentage points in 2023.

Contributions for health services are adjusted upwards by $366 million in 2023-2024 compared to the March 2023 forecast.

—	This improvement can be attributed, in particular, to strong wages and salaries, whose growth was adjusted upwards by 1.8 percentage points in 2023, from 3.7% to 5.5%.

Revenue from corporate taxes is adjusted downwards by $629 million in 2023-2024.

—	This decrease can primarily be attributed to the net operating surplus of corporations, whose change was adjusted downwards in 2023 by 1.8 percentage points, from −4.9% to −6.7%.

Revenue from the school property tax is adjusted downwards by $58 million in 2023-2024.

—	This decrease is due in part to the additional contribution from the Québec government to limit the average increase in school taxes to 3% for 2023-2024.[8]

Consumption tax revenue, which is derived mainly from the Québec sales tax, is adjusted upwards by $77 million in 2023-2024.

—	This increase can primarily be attributed to household consumption,[9] whose growth was adjusted upwards by 2.9 percentage points in 2023, from 4.0% to 6.9%.

—	However, this is offset in part by residential construction investments, whose change has been adjusted downwards by 9.4 percentage points in 2023, from −7.1% to −16.5%.

■	Other revenue

In 2023-2024, revenue from duties and permits is adjusted upwards by $82 million compared to the March 2023 forecast.

—	This improvement is particularly due to the higher-than-expected revenue from the auction of GHG emission allowances.

Miscellaneous revenue10 is adjusted upwards by $1.0 billion in 2023-2024. This increase is due, in particular, to higher-than-expected revenue for bodies in the health and social services, education and higher education networks,11 which is attributable to, among other things, the effect of increased traffic related to the greater-than-expected post-pandemic recovery. It also stems from the impact of higher interest rates on tax claims administered by Revenu Québec.

[8]	For more details, see the June 16, 2023 press release “Le gouvernement limite la hausse du compte de taxe scolaire,”
http://www.finances.gouv.qc.ca/documents/Communiques/fr/COMFR_20230616_1.pdf (in French only).

[9]	Household consumption excluding food expenditures and shelter.

[10]	Miscellaneous revenue includes revenues from interest, the sale of goods and services, tuition fees, user contributions, as well as from fines, forfeitures and recoveries, among other things.

[11]	Spending by bodies in the health and social services, education and higher education networks has also been revised upwards for 2023-2024.

Québec’s Financial Situation	D.15

❏	Revenue from government enterprises

For 2023-2024, revenue from government enterprises is adjusted downwards by $831 million, to $6.0 billion.

This adjustment is primarily related to Hydro-Québec, whose results have been adjusted downwards by $850 million, due, in particular, to the decrease in the value of its exports resulting from the low rainfall in summer 2023 in the regions where its main basins are located.

TABLE D.7 Adjustments to revenue from government enterprises (millions of dollars)
2023-2024
REVENUE FROM GOVERNMENT ENTERPRISES – MARCH 2023	6 807
Hydro-Québec	−850
Loto-Québec	9
Société des alcools du Québec	—
Investissement Québec	−32
Société québécoise du cannabis(1)	3
Other(2)	39
Total adjustments	−831
REVENUE FROM GOVERNMENT ENTERPRISES – NOVEMBER 2023	5 976

(1)	Revenue is allocated to the Fund to Combat Addiction.
(2)	The other government enterprises are the Société ferroviaire et portuaire de Pointe-Noire, Capital Financière agricole, the Société du parc industriel et portuaire de Bécancour and the Fonds d’investissement Eurêka.

Update on Québec’s Economic
D.16	and Financial Situation

❏	Federal transfers

In 2023-2024, revenues from federal transfers stand at $31.5 billion, an upward adjustment of $1.8 billion compared to Budget 2023-2024.

This upward adjustment is due to a decrease in the value of the special Québec abatement (16.5% of federal personal income tax),12 which is deducted from federal transfers. Lower tax revenues stemming from federal personal income tax revenues are expected. The adjustment is also due to the pace of completion of federally funded infrastructure projects, as well as the Housing Accelerator Fund agreement ($900 million over four years).

TABLE D.8 Adjustments to federal transfer revenues (millions of dollars)
2023-2024
FEDERAL TRANSFERS – MARCH 2023	29 742
Equalization	—
Health transfers	150
Transfers for post-secondary education and other social programs	133
Other programs	1 472
Total adjustments	1 755
FEDERAL TRANSFERS – NOVEMBER 2023	31 497

[12]	The downward adjustment to the value of the special Québec abatement led to an increase of $249 million in health transfers, $153 million in transfers for post-secondary education and other social programs, and $84 million for other programs.

Québec’s Financial Situation	D.17

❏	Portfolio expenditures

For 2023-2024, portfolio expenditures amount to $140.4 billion, which represents an upward adjustment of $2.0 billion compared to the March 2023 forecasts.

The adjustment is primarily due to $1.1 billion in new initiatives announced since Budget 2023-2024, including:

—	$649 million to sustain the climate transition and communities;

—	$219 million to provide better access to housing;

—	$199 million to support training in specific fields.

Adjustments to the economic and budgetary situation total $941 million and are particularly due to the $592-million adjustment to the pace of local infrastructure projects and to the $382-million update to the social housing construction plan.

TABLE D.9 Adjustments to portfolio expenditures (millions of dollars)
2023-2024
PORTFOLIO EXPENDITURES – MARCH 2023	138 392
New initiatives since March 2023
Sustaining the climate transition and communities	649
Providing better access to housing	219
Supporting training in specific fields	199
Combatting homelessness and enhancing food aid	39
Subtotal – New initiatives since March 2023	1 105
Adjustments to the economic and budgetary situation
Adjusting the pace of local infrastructure projects(1)	592
Updating the social housing construction plan	382
Other adjustments	−33
Subtotal – Adjustments to the economic and budgetary situation	941
Total adjustments	2 046
PORTFOLIO EXPENDITURES – NOVEMBER 2023	140 438

Note: Totals may not add due to rounding.

(1)	Projects financed by Société de financement des infrastructures locales.

Update on Québec’s Economic
D.18	and Financial Situation

❏	Debt service

For 2023-2024, the debt service is adjusted upwards by $403 million, to $9.9 billion, mainly due to increased interest rates.

TABLE D.10 Adjustments to debt service (millions of dollars)
2023-2024
DEBT SERVICE – MARCH 2023	9 464
Interest on direct debt(1)	382
Interest on the liability for the retirement plans and other employee future benefits(2)	21
Total adjustments	403
DEBT SERVICE – NOVEMBER 2023	9 867

(1)	Interest on direct debt includes the income of the Sinking Fund for Government Borrowing. This income, which is deducted from debt service, consists of interest generated on investments as well as gains and losses on disposal. The forecast for this income may be adjusted upwards or downwards since it is closely tied to the change in interest rates and market behaviour.
(2)	This corresponds to the interest on obligations relating to the retirement plans and other employee future benefits of public and parapublic sector employees, minus mainly the investment income of the Retirement Plans Sinking Fund (RPSF).

Québec’s Financial Situation	D.19

2.	REVENUE AND EXPENDITURE FORECASTS

The fall 2023 Update on Québec’s Economic and Financial Situation presents the detailed change in revenue and expenditure, that is, the three-year outlook from 2023-2024 to 2025-2026.

TABLE D.11 Change in revenue and expenditure (millions of dollars)
	2023-2024	2024-2025	2025-2026	AAGR(1)
Revenue
Own-source revenue excluding revenue from government enterprises	111 578	115 645	119 681
% change	2.4	3.6	3.5	3.2
Revenue from government enterprises	5 976	6 478	6 559
% change	−9.7	8.4	1.3	−0.3
Federal transfers	31 497	29 840	31 480
% change	9.6	−5.3	5.5	3.1
Total revenue	149 051	151 963	157 720
% change	3.3	2.0	3.8	3.0
Expenditure
Portfolio expenditures	−140 438	−142 663	−147 254
% change(2)	2.3	1.6	3.2	2.4
Debt service	−9 867	−9 978	−9 998
% change	−1.9	1.1	0.2	−0.2
Total expenditure	−150 305	−152 641	−157 252
% change(3)	2.0	1.6	3.0	2.2
Contingency reserve	−500	—	—
SURPLUS (DEFICIT) FROM OPERATIONS	−1 754	−678	468
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	−2 241	−2 304	−2 443
BUDGETARY BALANCE(4)	−3 995	−2 982	−1 975

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2023-2024 to 2025-2026.
(2)	Excluding expenditures related to COVID-19 support and recovery measures in 2022-2023, growth would stand at 6.2% in 2023-2024. Average annual growth in portfolio expenditures would stand at 3.6% over three years. This growth will make it possible to finance the anticipated increase in costs tied to the delivery of public services. In 2024-2025, the 1.6% growth is due, in particular, to the decline in investments related to the end of the current period of the Gas Tax and Québec Contribution Program, the end of investments in Operation High Speed, the end of enhanced business assistance programs financed by the Labour Market Development Fund and the expiry of funding for certain government strategies in the Économie, Innovation et Énergie portfolio.
(3)	Excluding expenditures related to COVID-19 support and recovery measures in 2022-2023, average annual growth in portfolio expenditures would stand at 3.4% over three years.
(4)	Budgetary balance within the meaning of the Balanced Budget Act.

Québec’s Financial Situation	D.21

2.1	Change in revenue

Government revenue encompasses own-source revenue, including revenue from government enterprises, as well as revenue from federal transfers.

Government revenue stands at $149.1 billion in 2023-2024, or $117.6 billion in own-source revenue and $31.5 billion from federal transfers.

—	In 2023-2024, own-source revenue represents 78.9% of government revenue, while revenue from federal transfers represents 21.1%.

Government revenue will stand at $152.0 billion in 2024-2025 and $157.7 billion in 2025-2026, growing by 2.0% and 3.8%, respectively.

TABLE D.12 Change in revenue (millions of dollars)
	2023-2024	2024-2025	2025-2026	AAGR(1)
Own-source revenue
Own-source revenue excluding revenue from government enterprises	111 578	115 645	119 681
% change(2)	2.4	3.6	3.5	3.2
Revenue from government enterprises	5 976	6 478	6 559
% change(3)	−9.7	8.4	1.3	−0.3
Subtotal	117 554	122 123	126 240
% change	1.7	3.9	3.4	3.0
Federal transfers	31 497	29 840	31 480
% change(4)	9.6	−5.3	5.5	3.1
TOTAL	149 051	151 963	157 720
% change	3.3	2.0	3.8	3.0

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2023-2024 to 2025-2026.
(2)	In 2023-2024, the growth in own-source revenue excluding revenue from government enterprises reflects the slowdown in economic activity in 2023 and the 1-percentage-point decrease in the two bottom tax rates announced in Budget 2023-2024.
(3)	The variation in growth rates for government enterprises is mainly due to Hydro-Québec’s results. In 2023-2024, these are down primarily as a result of low runoff. In 2024-2025, the increase is due to a rebound in results attributable to sales in Québec.
(4)	The significant increase in federal transfers in 2023-2024 is due, in particular, to the additional amounts for health care announced by the federal government in February 2023, the change in the value of the special Québec abatement (see box on page D.29), and the housing agreement ($900 million over four years, including $225 million in 2023-2024). The decrease in 2024-2025 is due, among other things, to a decline in equalization resulting from the consideration of population data from the 2021 census.

Update on Québec’s Economic
D.22	and Financial Situation

2.1.1	Own-source revenue excluding revenue from government enterprises

Own-source revenue excluding revenue from government enterprises consists mainly of tax revenue, including personal income tax, contributions for health services, corporate taxes, school property tax and consumption taxes.

—	Changes in own-source revenue generally reflect changes in economic activity in Québec and in the tax system.

Own-source revenue also includes other sources of revenue:

—	duties and permits, in particular revenue from the carbon market;

—	miscellaneous revenue, such as tuition fees and revenues from interest, the sale of goods and services, as well as fines, forfeitures and recoveries.

In 2023-2024, own-source revenue stands at $111.6 billion, an increase of 2.4% compared to 2022-2023. It will reach $115.6 billion in 2024-2025 and $119.7 billion in 2025-2026, growing by 3.6% and 3.5%, respectively.

TABLE D.13 Summary of change in own-source revenue excluding revenue from government enterprises (millions of dollars)
	2023-2024	2024-2025	2025-2026	AAGR(1)
Tax revenue	92 043	95 538	99 068
% change(2)	1.0	3.8	3.7	2.8
Tax revenue	19 535	20 107	20 613
% change(3)	9.6	2.9	2.5	5.0
TOTAL	111 578	115 645	119 681
% change	2.4	3.6	3.5	3.2

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2023-2024 to 2025-2026.
(2)	In 2023-2024, the slight growth in tax revenue is due to the 1.0% increase in revenue from personal income tax, stemming, in particular, from the 5.5% increase in wages and salaries in 2023 and the 1-percentage-point decrease in the two bottom tax rates announced in Budget 2023-2024. It is also attributable to the −5.1% change in corporate tax revenue, associated with the 6.7% decline in the net operating surplus of corporations in 2023.
(3)	In 2023-2024, the growth in other revenue is mainly due to the 13.5% increase in miscellaneous revenue, related, in particular, to the increase in the investment income of the Generations Fund, which rose from $283 million in 2022-2023 to $709 million in 2023-2024, the impact of higher interest rates on tax claims administered by Revenu Québec and the increase in miscellaneous revenue from non-budget-funded bodies, special funds as well as bodies in the health and social services, education and higher education networks.

Québec’s Financial Situation	D.23

❏	Tax revenue

In 2023-2024, revenue from personal income tax, the government’s main revenue source, stands at $42.7 billion, up 1.0% compared to 2022-2023. It will reach $44.2 billion in 2024-2025 and $45.9 billion in 2025-2026, growing by 3.5% and 3.9%, respectively.

Among other things, this change in revenue from personal income tax reflects:

—	the increase in household income, including wages and salaries, which will grow by 5.5% in 2023, 3.5% in 2024 and 3.4% in 2025, due to the strong labour market;

—	the 1-percentage-point decrease in the two bottom tax rates announced in Budget 2023-2024 and beginning in the 2023 taxation year;

—	all the parameters of the personal income tax system, such as indexation and the progressive nature of the tax system.

Contributions for health services stand at $8.3 billion in 2023-2024, representing an increase of 5.0%. They will reach $8.5 billion in 2024-2025 and $8.8 billion in 2025-2026, representing growth of 2.4% and 3.1%, respectively.

—	This favourable change is due to the growth in wages and salaries, which stands at 5.5% in 2023 and will reach 3.5% in 2024 and 3.4% in 2025.

—	It also takes into account the impact of the new tax holiday for large investment projects announced in Budget 2023-2024.

Corporate tax revenue will reach $12.6 billion in 2023-2024, a change of −5.1% from 2022-2023. It will stand at $13.3 billion in 2024-2025 and $13.8 billion in 2025-2026, growing by 6.0% and 3.8%, respectively.

—	These figures reflect the expected change in the net operating surplus of corporations, which stands at −6.7% in 2023, 2.2% in 2024 and 2.7% in 2025.

Revenue from the school property tax stands at $1.1 billion in 2023-2024, up 1.2% compared to 2022-2023. It will reach $1.2 billion in 2024-2025 and $1.3 billion in 2025-2026, growing by 10.4% and 7.7%, respectively.

—	This increase is influenced by changes in the amount for financing local needs, which considers the projected growth in student population and in the cost of services funded by the school property tax.

—	It also reflects the additional contribution of nearly $180 million per year from the Québec government to limit the increase in school taxes to 3%, on average, for 2023-2024.

Update on Québec’s Economic
D.24	and Financial Situation

TABLE D.14 Change in own-source revenue excluding revenue from government enterprises (millions of dollars)
	2023-2024	2024-2025	2025-2026	AAGR(1)
Tax revenue
Personal income tax	42 677	44 171	45 898
% change(2)	1.0	3.5	3.9	2.8
Contributions for health services	8 310	8 506	8 773
% change	5.0	2.4	3.1	3.5
Corporate taxes	12 563	13 320	13 829
% change(3),(4)	−5.1	6.0	3.8	1.5
School property tax	1 126	1 243	1 339
% change(5)	1.2	10.4	7.7	6.4
Consumption taxes	27 367	28 298	29 229
% change	2.9	3.4	3.3	3.2
Subtotal	92 043	95 538	99 068
% change	1.0	3.8	3.7	2.8
Tax revenue
Duties and permits	5 821	5 926	6 073
% change(6),(7)	1.4	1.8	2.5	1.9
Miscellaneous revenue	13 714	14 181	14 540
% change(8)	13.5	3.4	2.5	6.4
Subtotal	19 535	20 107	20 613
% change	9.6	2.9	2.5	5.0
TOTAL	111 578	115 645	119 681
% change	2.4	3.6	3.5	3.2

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2023-2024 to 2025-2026.
(2)	In 2023-2024, the change in revenue from personal income tax is due to the 5.5% increase in wages and salaries in 2023 and the 1-percentage-point decrease in the two bottom tax rates announced in Budget 2023-2024 and beginning in the 2023 taxation year.
(3)	In 2023-2024, the change in corporate tax revenue is due, in particular, to the −6.7% change in the net operating surplus of corporations in 2023.
(4)	In 2024-2025, the growth in corporate tax revenue is due to both the 2.2% growth in the net operating surplus of corporations in 2024 and the decrease in the cost of certain measures, in particular, the accelerated depreciation measure announced in the fall 2018 Update on Québec’s Economic and Financial Situation and the expensing measure announced in June 2021.
(5)	In 2023-2024, the growth in revenue from the school property tax is due to the additional contribution of nearly $180 million per year from the Québec government to limit the increase in school taxes to an average of 3% for 2023-2024.
(6)	In 2023-2024, growth in revenue from duties and permits is due, in particular, to lower revenues from natural resources, offset by the increase in revenue from the auction of GHG emission allowances.
(7)	In 2024-2025, the growth in revenue from duties and permits is due, in particular, to a decrease in revenue from the auction of GHG emission allowances.
(8)	In 2023-2024, the 13.5% growth in miscellaneous revenue is due, in particular, to the increase in the investment income of the Generations Fund, which was below its usual level in 2022-2023, owing to the effect of higher interest rates on tax claims administered by Revenu Québec and the increase in miscellaneous revenue of non-budget-funded bodies, special funds as well as bodies in the health and social services, education and higher education networks.

Québec’s Financial Situation	D.25

Consumption tax revenue totals $27.4 billion in 2023-2024, up 2.9% compared to 2022-2023. It will stand at $28.3 billion in 2024-2025 and $29.2 billion in 2025-2026, an increase of 3.4% and 3.3%, respectively.

The change in consumption tax revenue reflects, in particular:

—	the projected growth in household consumption,[13] which stands at 6.9% in 2023, 2.7% in 2024 and 3.7% in 2025;

—	the expected change in residential construction investment, from −16.5% in 2023, to 2.9% in 2024, then 5.5% in 2025;

—	the increase in the specific tax on tobacco products of $8 per carton of 200 cigarettes, which was announced on February 8, 2023.

❏	Other revenue

Revenue from duties and permits amounts to $5.8 billion in 2023-2024, an increase of 1.4% compared to 2022-2023. It will stand at $5.9 billion in 2024-2025 and $6.1 billion in 2025-2026, an increase of 1.8% and 2.5%, respectively.

—	The change in revenue from duties and permits is due to the change in revenue from natural resources and from the auction of GHG emission allowances.

—	It is also due to the effect of capping the indexation of government rates at 3% as of January 1, 2023, for a period of four years, from 2023 to 2026. This cap concerns, in particular, driver’s licence and vehicle registration fees.

Miscellaneous revenue stands at $13.7 billion in 2023-2024, an increase of 13.5% compared to 2022-2023. It will reach $14.2 billion in 2024-2025 and $14.5 billion in 2025-2026, an increase of 3.4% and 2.5%, respectively.

—	The positive trend in miscellaneous revenue is attributable to the anticipated revenue of special funds, non-budget-funded bodies as well as bodies in the health and social services, education and higher education networks.

—	For example, the growth in the revenue of the higher education network is influenced by, among other things, tuition fee revenues, the change in clienteles and user revenues.

—	In addition, growth in miscellaneous revenue in 2023-2024 reflects, among other things, the increase in the investment income of the Generations Fund, which was below its usual level in 2022-2023, as well as the effect of higher interest rates on tax claims administered by Revenu Québec.

—	The change in miscellaneous revenue also takes into account the effect of capping the indexation of government rates at 3% until 2026.

[13]	Household consumption excluding food expenditures and shelter.

Update on Québec’s Economic
D.26	and Financial Situation

2.1.2	Revenue from government enterprises

Government enterprises consist of public corporations that play a commercial role, have managerial autonomy and are financially self-sufficient. Revenue from government enterprises corresponds in large part to the net earnings of these enterprises.

This revenue stood at $6.0 billion in 2023-2024, a decrease of 9.7%, $6.5 billion in 2024-2025, an increase of 8.4%, and $6.6 billion in 2025-2026, an increase of 1.3%.

TABLE D.15 Change in revenue from government enterprises (millions of dollars)
	2023-2024	2024-2025	2025-2026	AAGR(1)
Hydro-Québec	2 675	3 060	3 035
Loto-Québec	1 507	1 553	1 579
Société des alcools du Québec	1 459	1 469	1 512
Investissement Québec	184	282	325
Société québécoise du cannabis(2)	95	93	94
Other(3)	56	21	14
TOTAL	5 976	6 478	6 559
% change	−9.7	8.4	1.3	−0.3

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2023-2024 to 2025-2026.
(2)	Revenue is allocated to the Fund to Combat Addiction.
(3)	The other government enterprises are the Société ferroviaire et portuaire de Pointe-Noire, Capital Financière agricole, the Société du parc industriel et portuaire de Bécancour and the Fonds d’investissement Eurêka.

The 9.7% decrease in 2023-2024 is mainly due to the decline in the results of Hydro-Québec, primarily related to the decrease in the value of its exports resulting, in particular, from the low rainfall in summer 2023 in the regions where its main basins are located.

The 8.4% growth in 2024-2025 is mainly attributable to the increase in the results of Hydro-Québec, stemming in particular from the increased value of sales in Québec, and of Investissement Québec, due to higher returns on its venture capital portfolios as well as its investment funds.

The 1.3% growth in 2025-2026 is mainly a result of the increase in the anticipated results of the Société des alcools du Québec, stemming from the increase in the value of its sales, and of Investissement Québec, particularly due to higher returns on its venture capital portfolios as well as its investment funds.

Québec’s Financial Situation	D.27

2.1.3	Federal transfers

Revenues from federal transfers consist of federal government revenues paid to Québec under the Federal-Provincial Fiscal Arrangements Act, in addition to revenues from other programs under bilateral agreements.

They include mainly equalization and revenue from the Canada Health Transfer (CHT) and from the Canada Social Transfer (CST).

Revenues from federal transfers14 are expected to increase by 9.6% in 2023-2024 due to the increase in health transfers. In 2023-2024, the CHT, which is linked to Canada’s nominal GDP, is increasing by 9.3% for Canada as a whole, and Québec received its share ($447 million) of a one-time increase in the CHT of $2.0 billion. The significant increase is also due to the change in the special Québec abatement,15 which is recorded as a deduction.

In 2024-2025 and in 2025-2026, revenues from federal transfers will vary by −5.3% and 5.5%, respectively. The decrease in 2024-2025 is due, among other things, to a decline in equalization resulting from the consideration of population data from the 2021 census.16

TABLE D.16 Change in federal transfers (millions of dollars)
	2023-2024	2024-2025	2025-2026	AAGR(1)
Equalization	14 037	13 365	13 790
% change	2.7	−4.8	3.2	0.3
Health transfers	8 810	8 654	9 016
% change	24.4	−1.8	4.2	8.4
Transfers for post-secondary education and other social programs	1 499	1 427	1 431
% change(2)	15.8	−4.8	0.3	3.4
Other programs	7 151	6 394	7 243
% change(3)	6.8	−10.6	13.3	2.7
TOTAL	31 497	29 840	31 480
% change	9.6	−5.3	5.5	3.1

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2023-2024 to 2025-2026.
(2)	Transfers for post-secondary education and other social programs are increasing by 15.8% in 2023-2024 due to the decrease in the value of the special Québec abatement, a portion of which is subtracted from these transfers.
(3)	Revenues from other programs are expected to decrease in 2024-2025 due to the non-recurrence of certain types of assistance as well as the pace of completion of federally funded infrastructure projects.

[14]	The forecast includes Québec’s share ($900 million over four years, from 2023-2024 to 2026-2027) of the Housing Accelerator Fund.

[15]	The special Québec abatement corresponds to 16.5% of the federal personal income tax collected in Québec, and is subtracted from health transfers, transfers for post-secondary education and other social programs, and other programs.

[16]	The equalization payments for the provinces for 2024-2025 are based on data for the years 2020-2021 (25%), 2021-2022 (25%) and 2022-2023 (50%).

Update on Québec’s Economic
D.28	and Financial Situation

Special Québec abatement

Transfer of federal income tax points from 1964-1965

In 1964-1965, the federal government offered the provinces the opportunity to opt out of a number of joint programs, in particular hospital care and social assistance, in exchange for a transfer of income tax points. Only Québec took advantage of this offer, which is the reason for the special Québec abatement.

In 1976, the special Québec abatement corresponded to 24% of the basic federal income tax collected in Québec:

– 16 points for hospitalization insurance;

– 5 points for the Canada Assistance Plan;

– 3 points for youth allowances.

As a result, Québec taxpayers saw their federal tax liability decrease by 24% and their provincial tax liability increase by the same amount.

To ensure that the federal contribution to these programs was equivalent for all provinces, Québec’s federal cash transfers for health and social programs were reduced accordingly.

Transfer of federal income tax points from 1977-1978

In 1977-1978, the federal government transferred 9.143 basic federal income tax points to all provinces for health. The federal government ceded this tax room to allow the provinces to raise their respective tax rates.

This transfer of income tax points had an impact on the special Québec abatement which, once adjusted in proportion to this new basic federal income tax, represented and still represents 16.5% of the basic federal income tax, including:

–  13.5 points are subtracted from the revenue from the Canada Health Transfer (CHT) and the Canada Social Transfer (CST);

–  3 points are refunded to the federal government as a tax transfer for the former youth allowance program, which was abolished in 1974.

The special Québec abatement generates no financial gain for the Québec government, since the 16.5% federal tax reduction enjoyed by Québec taxpayers is subtracted from Québec’s federal transfer revenues.

Québec’s Financial Situation	D.29

An improved economic situation in Québec, resulting in a decrease in its share of the equalization envelope

Québec’s share of the equalization envelope has been decreasing since 2020-2021, particularly due to Québec’s improved economic situation in comparison with the rest of Canada.

Québec’s share in the equalization envelope, which was 66.2% in 2019-2020, is expected to decline to 51.9% in 2027-2028. This share could be less than 50% as of 2029-2030.

Expected change in Québec’s share of the equalization envelope
(per cent)

Note:      A smoothing mechanism with lag is applied to determine equalization payments. For example, the equalization payments for the provinces for 2023-2024 are based on data for the years 2019-2020 (25%), 2020-2021 (25%) and   2021-2022 (50%).

Sources: Department of Finance Canada and Ministère des Finances du Québec.

Update on Québec’s Economic
D.30	and Financial Situation

☐ Québec is the equalization recipient that receives the least per capita after Ontario

The provinces do not all have the same fiscal capacity; in other words, they do not all have the same ability to generate revenue.

Provinces whose fiscal capacity, in dollars per capita, is below the average of the ten provinces receive equalization payments. After equalization, they therefore have a fiscal capacity equivalent to the average of the ten provinces so that they can provide public services.17

In 2023-2024, six provinces are receiving equalization payments: Manitoba, Ontario, Québec, New Brunswick, Nova Scotia and Prince Edward Island. Québec is the recipient that receives the least per capita ($1 639) after Ontario.

CHART D.1 Equalization payments to the provinces – 2023-2024
(dollars per capita)

Source: Department of Finance Canada.

[17]	The provinces’ fiscal capacity is assessed on the basis of five tax bases (personal income tax, corporate income tax, consumption taxes, property taxes and natural resources).

Québec’s Financial Situation	D.31

2.2	Change in expenditure

Expenditure consists, on the one hand, of portfolio expenditures tied to the delivery of public services, which are influenced by demographics and prices and, on the other hand, debt service, which is mainly driven by the level of debt and interest rates.

Expenditure totals $150.3 billion in 2023-2024, or $140.4 billion in portfolio expenditures and $9.9 billion in debt service.

—	It will stand at $152.6 billion in 2024-2025 and $157.3 billion in 2025-2026.

—	Debt service represents approximately 7% of the government’s overall expenditure.

From 2023-2024 to 2025-2026, growth in portfolio expenditures will make it possible finance the anticipated increase in costs tied to the delivery of public services.

The −1.9% change in debt-servicing costs in 2023-2024 is mainly due to the non-recurrence of losses on the disposal of assets in the Sinking Fund for Government Borrowing in 2022-2023.

From 2023-2024 to 2025-2026, the annual growth in expenditure will be 2.2%, on average.

TABLE D.17 Change in expenditure (millions of dollars)
	2023-2024	2024-2025	2025-2026	AAGR(1)
Portfolio expenditures	−140 438	−142 663	−147 254
% change(2)	2.3	1.6	3.2	2.4
Debt service	−9 867	−9 978	−9 998
% change(3)	−1.9	1.1	0.2	−0.2
TOTAL	−150 305	−152 641	−157 252
% change(4)	2.0	1.6	3.0	2.2

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2023-2024 to 2025-2026.
(2)	Excluding expenditures related to COVID-19 support and recovery measures in 2022-2023, growth would stand at 6.2% in 2023-2024. Average annual growth in portfolio expenditures would stand at 3.6% over three years. This growth makes it possible to finance the anticipated increase in costs tied to the delivery of public services. In 2024-2025, the 1.6% growth is due, in particular, to the decline in investments related to the end of the current period of the Gas Tax and Québec Contribution Program, the end of investments in Operation High Speed, the end of enhanced business assistance programs financed by the Labour Market Development Fund and the expiry of funding for certain government strategies in the Économie, Innovation et Énergie portfolio.
(3)	In 2022-2023, the rapid increase in interest rates led to losses on the disposal of assets in the management of the investment activities of the Sinking Fund for Government Borrowing, resulting in a significant increase in debt service. The non-recurrence of these losses explains the decrease in debt service in 2023-2024.
(4)	Excluding expenditures related to COVID-19 support and recovery measures in 2022-2023, average annual growth in portfolio expenditures would stand at 3.4% over three years.

Update on Québec’s Economic
D.32	and Financial Situation

2.2.1	Portfolio expenditures

To achieve its objectives and carry out its activities, the government sets up programs that are administered by government entities, including departments and bodies. The set of entities under the responsibility of a minister constitutes a portfolio.

Québec’s Financial Situation	D.33

TABLE D.18 Change in expenditure by departmental portfolio (millions of dollars)
	2023-2024	2024-2025	2025-2026	AAGR(1)
Santé et Services sociaux	59 097	61 023	63 477
% change(2)	−0.5	3.3	4.0	2.2
Éducation	19 930	21 028	21 464
% change(3)	1.9	5.5	2.1	3.1
Enseignement supérieur	10 334	10 771	11 130
% change(4)	7.0	4.2	3.3	4.9
Famille	8 368	8 767	8 986
% change(5)	6.8	4.8	2.5	4.7
Transports et Mobilité durable	6 809	7 083	8 257
% change(6)	5.5	4.0	16.6	8.6
Emploi et Solidarité sociale	5 478	5 035	4 891
% change(7)	−39.0	−8.1	−2.9	−18.3
Affaires municipales et Habitation	4 739	4 980	4 906
% change(8)	−3.8	5.1	−1.5	−0.1
Économie, Innovation et Énergie	3 861	3 416	3 193
% change(9)	20.5	−11.5	−6.5	−0.1
Environnement, Lutte contre les changements climatiques, Faune et Parcs	2 442	2 364	2 471
% change(10)	46.0	−3.2	4.5	13.9
Other portfolios	19 380	18 196	18 479
% change(11)	24.2	−6.1	1.6	5.8
TOTAL	140 438	142 663	147 254
% change(12)	2.3	1.6	3.2	2.4

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2023-2024 to 2025-2026.
(2)	Excluding expenditures related to COVID-19 support and recovery measures in 2022-2023, growth would stand at 6.8% in 2023-2024. Average annual growth in portfolio expenditures would stand at 4.7% over three years.
(3)	In 2023-2024, growth is due, in particular, to the combined effect of the anticipated increase in costs tied to the delivery of services in the education sector and higher-than-expected compensation costs in 2022-2023. In 2025-2026, growth is due, in particular, to the non-recurrence of the amounts planned in 2023-2024 and 2024-2025 to launch the Offensive formation en construction.
(4)	In 2023-2024, growth is due, in particular, to the effect, over a full year, of Québec Perspective scholarships introduced in September 2022 and the initiatives announced in Budget 2023-2024.
(5)	In 2023-2024, 2024-2025 and 2025-2026, changes are mainly due to the indexation of recorded Family allowance amounts, but also to the funding of new subsidized childcare spaces, including staff salaries, as part of the measures of the action plan for completing the educational childcare services network.
(6)	In 2023-2024, 2024-2025 and 2025-2026, changes are mainly due to investments in public transit infrastructure.
(7)	In 2023-2024, the change is mainly due to the non-recurrence of the one-time cost of living support payments recorded in 2022. It is also due to the effect caused, in 2023-2024, by the number of households receiving last-resort financial assistance following the sharp increase in 2022-2023 originating from refugee protection claimants. In 2024-2025, the change is due to the end of enhanced business assistance programs financed by the Labour Market Development Fund. In 2025-2026, the change is due to the anticipated decline in the number of last-resort financial assistance recipients.
(8)	In 2023-2024, 2024-2025 and 2025-2026, changes are mainly due to measures aimed at the construction of social housing, including the acceleration of such construction in 2022-2023.
(9)	In 2023-2024, growth is mainly due to the increased cost of refundable tax credits designed to stimulate business investment and support research and development in Québec, as well as higher spending on financial initiatives of the Economic Development Fund, particularly in connection with the battery industry. Changes in 2024-2025 and 2025-2026 are particularly due to the expiry of funding for certain government strategies related to the economy, as well as the changes in the financial assistance planned to carry out government mandates through the Economic Development Fund.
(10)	In 2023-2024, growth is due to the combined effect of unrealized expenditures in 2022-2023, the implementation of the Plan Nature 2030 and additional expenditures financed by higher revenues from the carbon exchange. In 2024-2025, the change in expenditure is due to the granting of sums through the Land Transportation Network Fund. The expenditure is therefore attributable to the Transports et Mobilité durable portfolio.
(11)	In 2023-2024, the growth is particularly due to the impact of the Contingency Fund, the postponement of spending financed by the drinking water, waste water, local roads and other infrastructure component of the Gas Tax and Québec Contribution Program originally scheduled for 2022-2023, higher spending on the AgriStability and the Farm Income Stabilization Insurance programs, and increased tax credits for film production services. In 2024-2025, the change is due, in particular, to the decline in investments related to the end of the current period of the Gas Tax and Québec Contribution Program to the Société de financement des infrastructures locales, as well as the end of investments in Operation High Speed in 2023-2024.
(12)	Excluding expenditures related to COVID-19 support and recovery measures in 2022-2023, growth would stand at 6.2% in 2023-2024. Average annual growth in portfolio expenditures would stand at 3.6% over three years.

Update on Québec’s Economic
D.34	and Financial Situation

❏	Santé et Services sociaux

Expenditures of the Santé et Services sociaux portfolio consist primarily of the activities of bodies in the health and social services network and programs administered by the Régie de l’assurance maladie du Québec. This portfolio also includes the expenditures of other health-related government bodies, such as Héma-Québec.

These expenditures are influenced by changing demographics and the aging of the population, the remuneration of health care facility staff as well as the introduction of new technologies and new medications.

In 2023-2024, the −0.5% change in expenditures is mainly due to the end of pandemic costs in the health care system in 2022-2023. The expenditure level in 2023-2024 makes it possible to fund the initiatives announced in Budget 2023-2024 aimed at making the health care system more humane and more effective, as well as the anticipated increase in costs tied to the delivery of public services.

—	Excluding expenditures related to the COVID-19 support and recovery measures in 2022-2023, growth would stand at 6.8% in 2023-2024. In addition, average annual growth in portfolio expenditures would stand at 4.7% over three years.

Growth in expenditures of 3.3% in 2024-2025 and 4.0% in 2025-2026 will make it possible to finance the anticipated increase in costs tied to the delivery of health care services, as well as government priorities in health and social services.

❏	Éducation

Expenditures of the Éducation portfolio are primarily devoted to the activities of preschool, primary and secondary educational institutions. This portfolio also includes programs to promote recreation and sports as well as the management of national parks.

In general, this portfolio’s expenditures vary according to the evolution of the clienteles and the remuneration of the personnel of the school service centres and school boards.

In 2023-2024, the 1.9% growth in expenditures is due, in particular, to the combined effect of the anticipated increase in costs tied to the delivery of services in the education sector and higher-than-expected compensation costs in 2022-2023.

In 2024-2025, the 5.5% growth in expenditures will make it possible to meet government priorities and finance the anticipated increase in costs tied to the delivery of services in the education sector.

In 2025-2026, the 2.1% growth in expenditures is due, in particular, to the non-recurrence of the amounts planned in 2023-2024 and 2024-2025 to launch the Offensive formation en construction.

Québec’s Financial Situation	D.35

❏	Enseignement supérieur

Expenditures of the Enseignement supérieur portfolio are mainly devoted to the activities of educational institutions at the college and university level. This portfolio also includes student financial assistance. In general, this portfolio’s expenditures vary according to changes in the clientele and in the remuneration of college and university network personnel.

In 2023-2024, the 7.0% growth in expenditures is due, in particular, to the effect, over a full year, of Québec Perspective scholarships introduced in September 2022 and the initiatives announced in Budget 2023-2024.

In 2024-2025 and 2025-2026, growth in expenditures of 4.2% and 3.3%, respectively, will make it possible to meet government priorities and finance the anticipated increase in costs tied to the delivery of services in the higher education sector.

❏	Famille

Expenditures in the Famille portfolio primarily include funding for educational childcare services and financial assistance for families.

In 2023-2024, 2024-2025 and 2025-2026, the changes in expenditures of 6.8%, 4.8% and 2.5%, respectively, are mainly due to the indexation of Family allowance amounts, but also to the funding of new subsidized childcare spaces, including staff salaries, as part of the measures of the action plan for completing the educational childcare services network.

❏	Transports et Mobilité durable

Expenditures in the Transports et Mobilité durable portfolio primarily include the construction, maintenance and operation of road infrastructure as well as the funding of public transit services. Expenditures also include the management of the government’s rolling stock, air fleet and ferry services.

In 2023-2024, 2024-2025 and 2025-2026, the changes in expenditures of 5.5%, 4.0% and 16.6%, respectively, are mainly due to investments in public transit infrastructure.

Update on Québec’s Economic
D.36	and Financial Situation

❏	Emploi et Solidarité sociale

Expenditures in the Emploi et Solidarité sociale portfolio mainly include financial assistance programs for individuals, including last-resort financial assistance, and employment assistance programs. They also include the activities of Services Québec, the Registrar of Civil Status and the Registraire des entreprises, as well as the administration of the Québec Parental Insurance Plan.

In 2023-2024, the −39.0% change in expenditures is mainly due to the non-recurrence of the two one-time cost of living support payments recorded in 2022. It is also due to the effect caused, in 2023-2024, by the number of households receiving last-resort financial assistance following the sharp increase in 2022-2023 originating from refugee protection claimants. Lastly, the change also stems from the decrease in activities related to the Information and Communication Technology Requalification and Training Program.

In 2024-2025, the −8.1% change in expenditures is mainly due to the end of enhanced business assistance programs financed by the Labour Market Development Fund.

In 2025-2026, the −2.9% change in expenditures is mainly due to the anticipated decline in the number of last-resort financial assistance recipients.

❏	Affaires municipales et Habitation

Expenditures in the Affaires municipales et Habitation portfolio mainly include financial support for municipalities, particularly for infrastructure, social housing and compensation in lieu of taxes, as well as regional and metropolitan development measures.

The changes in expenditures of −3.8% in 2023-2024, 5.1% in 2024-2025 and −1.5% in 2025-2026 are mainly due to measures aimed at the construction of social housing, including the acceleration of such construction in 2022-2023.

❏	Économie, Innovation et Énergie

Expenditures in the Économie, Innovation et Énergie portfolio are mainly allocated to funding economic development projects and support for research, innovation and development of energy resources.

In 2023-2024, the 20.5% growth in expenditures is mainly due to the increased cost of refundable tax credits designed to stimulate business investment and support research and development in Québec, as well as higher spending on financial initiatives of the Economic Development Fund, particularly in connection with the battery industry.

In 2024-2025 and 2025-2026, the changes of −11.5% and −6.5%, respectively, are particularly due to the expiry of funding for certain government strategies related to the economy, as well as the changes in the financial assistance planned to carry out government mandates through the Economic Development Fund.

Québec’s Financial Situation	D.37

❏	Environnement, Lutte contre les changements climatiques, Faune et Parcs

Expenditures in the Environnement, Lutte contre les changements climatiques, Faune et Parcs portfolio are primarily directed at funding measures to combat climate change, protect the environment and preserve biodiversity. These expenditures also include the operation of public dams, land management of the state’s water domain and conservation of wildlife resources and habitats.

In 2023-2024, the 46.0% growth in expenditures is due to the combined effect of unrealized expenditures in 2022-2023, the implementation of the Plan Nature 2030 and additional expenditure financed by higher revenues from the carbon exchange.

In 2024-2025, the −3.2% change in expenditures is due to the granting of sums through the Land Transportation Network Fund. The expenditure is therefore attributable to the Transports et Mobilité durable portfolio.

In 2025-2026, the 4.5% growth in expenditures will make it possible to finance the portfolio’s government priorities, in particular for adapting to climate change, electrifying the economy and protecting water resources.

❏	Other portfolios

Expenditures in the other portfolios include expenditures in all other portfolios, which include, in particular, programs in the culture, immigration, tourism and natural resources sectors, as well as the activities of the judicial system, public security, international relations, the legislative branch and central agencies.

The change in other portfolios is due in part to the Contingency Fund, which is intended to cover unforeseen expenditures that may arise in government programs. No expenditures are made from the Contingency Fund, as these are included in the programs of departments and bodies subject to decisions by the Conseil du trésor.

In 2023-2024, growth in expenditures is particularly due to the impact of the Contingency Fund, the postponement of spending financed by the drinking water, waste water, local roads and other infrastructure component of the Gas Tax and Québec Contribution Program originally scheduled for 2022-2023, higher spending on the AgriStability and Farm Income Stabilization Insurance programs, and increased tax credits for film production services.

In 2024-2025, the −6.1% change in expenditures is due, in particular, to the decline in investments related to the end of the current period of the Gas Tax and Québec Contribution Program to the Société de financement des infrastructures locales, which includes the extension for one year of the expenditures financed by the drinking water, waste water, local roads and other infrastructure component, as well as the end of investments in Operation High Speed in 2023-2024.

Update on Québec’s Economic
D.38	and Financial Situation

The government’s salary-increase offer to the unions representing public and parapublic sector employees totals 14.8% over five years

On October 29, 2023, the Minister Responsible for Government Administration and Chair of the Conseil du trésor presented the government’s fourth offer to unions representing public and parapublic sector employees as part of negotiations to renew the collective agreements of government employees.

The government is offering recurring increases of 13.3% over five years. These increases are in keeping with inflation forecasts and included in the financial framework of the economic update.

–  Wage parameters of 10.3% are proposed over the five-year period.

–  In addition, there are differentiated increases of 3.0% over five years, intended to address the issues of the current negotiations, particularly in terms of work organization.

In addition to the above, the government is proposing a lump sum payment of up to $1 000 for all employees in 2022-2023, calculated based on the hours paid during that period, representing a non-recurring increase of 1.5%. In total, the government’s offer amounts to 14.8% over five years.

Québec’s Financial Situation	D.39

2.2.2	Debt service

Debt service consists of interest on the direct debt as well as interest on the liability for the retirement plans and other future benefits of public and parapublic sector employees.

Debt service changes primarily according to the level of debt, interest rates and the return on the Retirement Plans Sinking Fund (RPSF). It will stand at $9.9 billion in 2023-2024, $10.0 billion in 2024-2025, and $10.0 billion in 2025-2026, representing changes of −1.9%, 1.1% and 0.2%, respectively.

In 2023-2024, 2024-2025 and 2025-2026, interest on the direct debt will change by 0.6%, 2.5% and 4.2%, respectively, owing, in particular, to the anticipated change in interest rates. The 0.6% limited increase in 2023-2024 is primarily due to the non-recurrence of the losses on the disposal of assets in the management of the investment activities of the Sinking Fund for Government Borrowing. The rapid rise in interest rates in 2022-2023 led to significant losses.

Interest on the liability for the retirement plans and other employee future benefits is decreasing due to the increase in the investment income of the RPSF. The income of the RPSF is deducted from debt service.

TABLE D.19 Change in debt service (millions of dollars)
	2023-2024	2024-2025	2025-2026	AAGR(1)
Interest on direct debt(2)	9 731	9 977	10 393
% change	0.6	2.5	4.2
Interest on the liability for retirement plans and other employee future benefits(3)	136	1	−395
TOTAL	9 867	9 978	9 998
% change	−1.9	1.1	0.2	−0.2

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2023-2024 to 2025-2026.
(2)	Interest on the direct debt includes the income of the Sinking Fund for Government Borrowing. This income, which is deducted from debt service, consists of interest generated on investments as well as gains and losses on disposal. The forecast for this income may be adjusted upwards or downwards since it is closely tied to the change in interest rates and market behaviour.
(3)	This interest corresponds to the interest on obligations relating to the retirement plans and other future benefits of public and parapublic sector employees, minus mainly the investment income of the RPSF.

Update on Québec’s Economic
D.40	and Financial Situation

3.	PUBLIC INFRASTRUCTURE INVESTMENTS

Québec’s public infrastructure needs are significant, particularly with respect to the renovation of schools. To meet these needs, in Budget 2023-2024, the government announced an increase of $7.5 billion over 10 years under the 2023-2033 Québec Infrastructure Plan (QIP).

—	The 2023-2033 QIP therefore amounts to $150 billion, or $15 billion per year, on average.

The level of the 2024-2034 QIP, that is, for the period from 2024-2025 to 2033-2034, will be determined in Budget 2024-2025.

A 60% share of the investments under the 2023-2033 QIP will be used to maintain the building inventory. New infrastructure will account for 40% of the investments.

CHART D.2 Change in the Québec Infrastructure Plan
(billions of dollars)

Québec’s Financial Situation	D.41

APPENDIX 1: Portfolio expenditures

TABLE D.20 Portfolio expenditure forecasts (millions of dollars)
2023-2024
National Assembly	175
Officers of the National Assembly	139
Affaires municipales et Habitation	4 739
Agriculture, Pêcheries et Alimentation	1 643
Conseil du trésor et Administration gouvernementale	3 141
Conseil exécutif	915
Culture et Communications	1 928
Cybersécurité et Numérique	199
Économie, Innovation et Énergie	3 861
Éducation	19 930
Emploi et Solidarité sociale	5 478
Enseignement supérieur	10 334
Environnement, Lutte contre les changements climatiques, Faune et Parcs	2 442
Famille	8 368
Finances	4 016
Immigration, Francisation et Intégration	698
Justice	1 495
Langue française	62
Relations internationales et Francophonie	180
Ressources naturelles et Forêts	1 618
Santé et Services sociaux	59 097
Sécurité publique	2 409
Tourisme	551
Transports et Mobilité durable	6 809
Travail	211
TOTAL	140 438

Québec’s Financial Situation	D.43

APPENDIX 2: Supplementary information

The digital dissemination of content reflects the department’s desire to improve messages addressed to the public by using electronic documents that can be viewed on a smartphone, tablet or computer.

The Ministère des Finances is promoting the transition to digital documents. Therefore, certain supplementary budgetary information is presented only on the department’s website, including:

—	Budget by the Numbers, which presents the main budgetary data in the form of tables and interactive charts;

—	sensitivity analyses, the main risks to Québec’s financial position and prudence factors;

—	the government’s net financial surpluses or requirements.

In addition, the document Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l’État (in French only) provides information on the budget planning process and financial framework development carried out by the Ministère des Finances and highlights budget documents in support of the government’s budgetary cycle.

This supplementary information is available on the Ministère des Finances website. To view this information, visit this page on the fall 2023 update documents:

www.finances.gouv.qc.ca/update

The document Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l’État (in French only) can be found on the Budget 2022-2023 page:

www.finances.gouv.qc.ca/Budget_et_mise_a_jour/budget/2022-2023/

Québec’s Financial Situation	D.45

Section E

THE QUÉBEC GOVERNMENT’S DEBT

Summary			E.3

1.	Québec’s debt		E.5

	1.1	The debt reduction objective	E.5

	1.2	Different concepts of debt	E.8

	1.3	Net debt	E.9

	1.4	Gross debt	E.12

	1.5	Debt representing accumulated deficits	E.17

	1.6	The Generations Fund	E.19

2.	Financing		E.21

	2.1	Financing program	E.21

	2.2	Borrowings contracted in 2023-2024	E.23

	2.3	Debt management strategy	E.26

	2.4	Yield on Québec’s debt securities	E.29

3.	Credit ratings		E.31

	3.1	Québec’s credit ratings	E.31

	3.2	Comparison of the credit ratings of Canadian provinces	E.32

E.1

SUMMARY

Québec has made remarkable progress in reducing its debt load in recent decades, but it remains high nonetheless.

Reducing the debt burden is a priority for the government. In addition to promoting greater intergenerational fairness, it contributes positively to economic growth by creating a climate of confidence conducive to private investment and higher productivity.

As at March 31, 2024, Québec’s net debt will stand at $217.9 billion, or 37.9% of GDP. This is lower than the pre-pandemic level of 41.1% as at March 31, 2020.

The government aims to reduce the net debt burden to 30% of GDP by 2037-2038.[1] Québec’s net debt burden will therefore gradually move toward the average net debt of the provinces.

The government’s debt reduction strategy rests on three key elements:

—	the return to a balanced budget after deposits in the Generations Fund by 2027-2028 and the maintenance of that balance subsequently;

—	increasing deposits in the Generations Fund;

—	accelerated economic growth, stimulated by government action, that will contribute to reducing the relative weight of the debt.

As of 2023-2024, the Generations Fund will receive water-power royalties2 on an annual basis as well as $650 million from the dividend paid by Hydro-Québec to the government. The revenue from the investment of the sums will also continue to contribute to debt reduction.

In 2023-2024, revenues dedicated to the Generations Fund will amount to $2.2 billion. They will increase gradually to reach $2.8 billion in 2027-2028 and nearly $5.0 billion in 2037-2038.

As at March 31, 2024, the balance of the Generations Fund will amount to $18.7 billion, which represents 8.6% of net debt. As announced in the March 2023 budget, withdrawals of $2.5 billion per year will be made in 2023-2024 and 2024-2025.

In the current context of high interest rates, these withdrawals will serve to reduce the financing program and alleviate debt service.

The economic context, the evolution of interest rates and the high level of debt require prudence and sound management of public finances, because a greater-than-anticipated rise in interest rates would have a substantial impact on the financial framework.

[1]	Changes to the Act to reduce the debt and establish the Generations Fund have been proposed in this regard. These are included in Bill 35, An Act respecting the implementation of certain provisions of the Budget Speech of March 21, 2023 and amending other provisions, which was tabled in the National Assembly on October 5, 2023.

[2]	Under the Watercourses Act (CQLR, chapter R-13), every holder of hydraulic powers in Québec is required to pay royalties, based in part on the amount of electricity generated. These royalties are paid by Hydro-Québec and private hydroelectric producers.

The Québec
Government’s Debt	E.3

1.	QUÉBEC’S DEBT

1.1	The debt reduction objective

Québec has made remarkable progress in reducing its debt load in recent decades, but it remains high nonetheless. Reducing the debt burden is a priority for the government.

The Act to reduce the debt and establish the Generations Fund was adopted in 2006. By reducing the debt burden, it aims to ensure the long-term financing of the government’s main missions as well as a prosperous tomorrow for future generations.

As at March 31, 2024, net debt will stand at 37.9% of GDP. The government intends to gradually reduce it to 30% of GDP by 2037-2038.

The government also aims for the net debt burden to be 33% of GDP by 2032-2033. This is an intermediate target.

At a time when it is difficult to forecast how the economy will change over the long term, the government has provided an interval for these two targets. This will allow it to respond in case of negative economic shocks or to increase investment, if necessary, in public infrastructure.

TABLE E.1

The debt reduction targets
Net debt by 2032-2033 (intermediate target)	33% of GDP (±2.5% of GDP)
Net debt by 2037-2038	30% of GDP (±2.5% of GDP)

The Québec
Government’s Debt	E.5

❏	The benefits of reducing the debt burden and the elements of the strategy put in place to achieve it

Reducing the debt burden contributes to economic growth by creating a climate of confidence conducive to private investment and higher productivity.

In addition to supporting collective prosperity, reducing the debt burden will allow Québec to:

—	contribute to intergenerational equity;

—	ensure stable funding for the government’s main missions, including health and education;

—	cope with the costs associated with an aging population;

—	implement measures to fight climate change;

—	fund substantial investments in public infrastructure;

—	ease the tax burden on Quebecers;

—	counter a new recession;

—	increase its financial autonomy within the federation.

The government’s debt reduction strategy rests on three key elements:

—	the return to a balanced budget after deposits in the Generations Fund by 2027-2028 and the maintenance of that balance subsequently;

—	increasing deposits in the Generations Fund;

—	accelerated economic growth, stimulated by government action, that will contribute to reducing the relative weight of the debt.

Update on Québec’s Economic
E.6	and Financial Situation

❏	A long-term forecast of the evolution of the net debt burden

The Ministère des Finances conducts detailed five-year debt forecasts. For information purposes, a projection of the net debt-to-GDP ratio has been made up to 2037-2038.

Based on this projection, it is expected that the net debt-to-GDP ratio may decline to less than 28% by 2037-2038.

The government’s objective is to gradually reduce the net debt to within a range of 27.5% to 32.5% of GDP by 2037-2038, with a median target of 30% of GDP.

Net debt to GDP had peaked in 2012-2013 at 54.2%.

CHART E.1 Net debt projection as at March 31
(percentage of GDP)

The Québec
Government’s Debt	E.7

1.2	Different concepts of debt

A number of different concepts are used to measure a government’s indebtedness.

—	Gross debt corresponds to the debt on financial markets, plus the commitments made with regard to the pension plans of government employees. The balance of the Generations Fund is subtracted from gross debt.

—	As at March 31, 2023, Québec’s gross debt stood at $226.1 billion, or 40.9% of GDP.

—	Net debt corresponds to the government’s liabilities as a whole, less its financial assets. Several other provinces use this concept to present the change in their debt.[3]

—	As at March 31, 2023, Québec’s net debt stood at $209.8 billion, or 38.0% of GDP.

—	Debt representing accumulated deficits corresponds to the difference between the government’s assets and liabilities. It is the debt that does not correspond to any assets. This is the concept that the federal government uses to present the change in its debt.

—	As at March 31, 2023, Québec’s debt representing accumulated deficits stood at $115.9 billion, or 21.0% of GDP.

TABLE E.2 Québec government debt as at March 31 according to various concepts

(millions of dollars)

	2023	2024	2025
GROSS DEBT(1)	226 065	235 947	245 173

% of GDP	40.9	41.0	41.2

Less: Financial assets, net of other liabilities(2)	−16 270	−18 049	−20 302

NET DEBT	209 795	217 898	224 871

% of GDP	38.0	37.9	37.8

Less: Non-financial assets	−93 876	−100 566	−107 202

DEBT REPRESENTING ACCUMULATED DEFICITS	115 919	117 332	117 669

% of GDP	21.0	20.4	19.8

(1)	The gross debt excludes pre-financing and takes into account the sums accumulated in the Generations Fund.
(2)	Financial assets include, in particular, participations in government enterprises (e.g., Hydro-Québec) and accounts receivable. Other liabilities (e.g., accounts payable) are subtracted.

[3]	The OECD and the IMF compare countries’ debt using, in particular, their net debt.

Update on Québec’s Economic
E.8	and Financial Situation

1.3	Net debt

Net debt corresponds to the government’s liabilities minus its financial assets. Several other provinces use this concept to present the change in their debt.

As at March 31, 2023, Québec’s net debt stood at $209.8 billion, or 38.0% of GDP. A decrease to 35.9% of GDP is expected by 2027-2028.

The return to a balanced budget, deposits in the Generations Fund and the growth of the economy will contribute to reducing the net debt burden.

TABLE E.3 Factors responsible for the change in net debt
(millions of dollars)
	Debt, beginning of year	Budgetary deficit (surplus)	Net capital investments	Accounting adjustments(1)	Deposits in the Generations Fund	Total change	Debt, end of year	% of GDP
2022-2023	198 015	6 150	6 302	2 410	−3 082	11 780	209 795	38.0
2023-2024	209 795	3 995	6 690	−341	−2 241	8 103	217 898	37.9
2024-2025	217 898	2 982	6 636	−341	−2 304	6 973	224 871	37.8
2025-2026	224 871	1 975	6 369	−341	−2 443	5 560	230 431	37.4
2026-2027	230 431	966	6 111	−341	−2 652	4 084	234 515	36.8
2027-2028	234 515	−4	5 392	−341	−2 775	2 272	236 787	35.9

Note:	Debt at the start of fiscal 2022-2023 has been increased from $192.2 billion to $198.0 billion (an increase of $5.8 billion) due to the new accounting standard on the recognition of asset retirement obligations.

(1)	Accounting adjustments notably include the impact on debt of measuring derivative financial instruments at their fair value. This valuation results in temporary changes in the debt. For forecasting purposes, it is estimated that this impact will be amortized over the average maturity of the debt, which is 12 years.

The Québec
Government’s Debt	E.9

❏	Net debt is lower than it was before the pandemic

The net debt burden stood at 38.0% of GDP as at March 31, 2023. This is lower than the pre-pandemic level of 41.1% of GDP as at March 31, 2020. Net debt-to-GDP had peaked at 54.2% in 2012-2013.

The downward trend will continue. A gradual decrease in the net debt-to-GDP is expected by 2027-2028.

CHART E.2 Net debt as at March 31
(percentage of GDP)

Update on Québec’s Economic
E.10	and Financial Situation

❏	Comparison of the net debt of governments in Canada

As at March 31, 2023, Québec’s net debt burden stood at 38.0% of GDP, compared with the provincial average of 29.1%.4

CHART E.3 Net debt of governments in Canada as at March 31, 2023
(percentage of GDP)

(1)	This average is obtained by dividing the sum of provincial debts by the sum of provincial GDP.

Sources: Public accounts and government budget documents.

[4]	Provincial average as at March 31, 2022 was 31.3%.

The Québec
Government’s Debt	E.11

1.4	Gross debt

Gross debt corresponds to the amount of debt contracted on financial markets (direct debt) plus the net liability for the pension plans and other future benefits of public and parapublic sector employees, minus the balance of the Generations Fund.

The gross debt burden stood at 40.9% of GDP as at March 31, 2023. The gross debt-to-GDP ratio is expected to remain stable over the next five years.

Furthermore, as of 2025-2026, sums accumulated in the Retirement Plans Sinking Fund (RPSF) to cover the retirement benefits of government employees are projected to exceed the government’s liability in this regard.

—	Therefore, the government will be in a net asset position with regard to pension plans and other employee future benefits.

In this context, the government announced that it will begin withdrawing sums from the RPSF to provide for the payment of pension benefits to government employees. An initial withdrawal of $1 billion will be made in 2024-2025. These withdrawals, which will help reduce the financing program, will gradually increase thereafter. However, they will have no effect on gross debt, as the reduction in debt on the financial markets will be offset by an equivalent reduction in the RPSF, a financial asset deducted from gross debt.

TABLE E.4

Gross debt as at March 31

(millions of dollars)
	2023	2024	2025	2026	2027	2028
Direct debt	238 191	250 945	262 443	273 296	284 140	292 590
Plus: Pension plans and other employee future benefits(1)	6 785	3 654	1 186	−282	−970	−564
Less: Generations Fund	−18 911	−18 652	−18 456	20 899	−23 551	−26 326
GROSS DEBT	226 065	235 947	245 173	252 115	259 619	265 700
% of GDP	40.9	41.0	41.2	41.0	40.7	40.3

(1)	A positive entry represents a net liability while a negative entry represents a net asset.

Update on Québec’s Economic
E.12	and Financial Situation

The proportion of revenue dedicated to debt service will remain at historically low levels

Debt service as a proportion of revenue, which will stand at 6.6% in 2023-2024, is expected to remain stable in future years. Debt service as a proportion of revenue stood at over 10% during the early 2010s.

Debt service

(percentage of revenue)

Sensitivity of debt service to a rise in interest rates

The economic context, the evolution of interest rates and the high level of debt require prudence and sound management of public finances, because a greater-than-anticipated rise in long-term interest rates would have a substantial impact on the financial framework.

A greater-than-anticipated rise in interest rates of 1 percentage point over a full year would increase interest expenditure by $484 million in the first year, by nearly $1.8 billion in the fifth year, and by approximately $3 billion in the tenth year.

The impact is increasing, as only a portion of the debt is refinanced each year. The average maturity of the debt was 12 years as at March 31, 2023.

Such a rise in interest rates starting in 2024-2025 would put the proportion of revenue dedicated to debt service at 7.4% in 2027-2028, as against the currently anticipated ratio of 6.6%.

Impact of interest expenditure of a 1-percentage-point rise in interest rates

(millions of dollars)
	1st year	2nd year	3rd year	4th year	5th year
Impact	484	846	1 180	1 473	1 765

The Québec
Government’s Debt	E.13

TABLE E.5 Factors responsible for the change in the Québec government’s gross debt
(millions of dollars)
	Debt, beginning of year	Budgetary deficit (surplus)	Investments, loans and advances	Net capital investments	Other factors(1)	Deposits in the Generations Fund	Total change	Debt, end of year	% of GDP
2022-2023	210 952	6 150	−1 193	6 302	6 936	−3 082	15 113	226 065	40.9
2023-2024	226 065	3 995	2 355	6 690	−917	−2 241	9 882	235 947	41.0
2024-2025	235 947	2 982	3 937	6 636	−2 025	−2 304	9 226	245 173	41.2
2025-2026	245 173	1 975	1 829	6 369	−788	−2 443	6 942	252 115	41.0
2026-2027	252 115	966	2 659	6 111	420	−2 652	7 504	259 619	40.7
2027-2028	259 619	−4	2 020	5 392	1 448	−2 775	6 081	265 700	40.3

(1)	Other factors notably include the change in other accounts, such as accounts receivable and accounts payable. They also include the impact on debt of measuring derivative financial instruments at their fair value. This valuation results in temporary changes in the debt. For forecasting purposes, it is estimated that this impact will be amortized over the average maturity of the debt, which is 12 years. The increase in debt in 2022-2023 is due in particular to the one-time cost of living amount of $500 per adult, announced in the March 2022 budget. This measure resulted in an expenditure in 2021-2022, but in a cash outflow at the beginning of 2022-2023.

Update on Québec’s Economic
E.14	and Financial Situation

Net capital investments

Net capital investments consist of the government’s gross investments minus depreciation expenses.

Even though gross investments have an impact on gross debt, net capital investments are presented in the factors responsible for the change in the gross debt due to the fact that depreciation expenses are included in the budgetary balance.

From 2023-2024 to 2027-2028, net capital investments will increase gross debt by $6.2 billion per year on average.

Net capital investments
(millions of dollars)
	2023-2024	2024-2025	2025-2026	2026-2027	2027-2028
Gross investments(1)	11 669	12 034	12 057	12 075	11 392
Less: Depreciation	−4 979	−5 398	−5 688	−5 964	−6 000
TOTAL	6 690	6 636	6 369	6 111	5 392

(1)	These investments exclude the Québec government’s contribution to the projects of partners (e.g., municipalities), whereas this contribution is included in the annual investments of the Québec Infrastructure Plan and portfolio expenditures.

Investments, loans and advances

The government makes investments, in the form of investments, loans and advances, in private businesses, for example through the Economic Development Fund (EDF),1 as well as in state-owned corporations. A state-owned corporation may be authorized to keep part of its net earnings.

–	For example, every year, Hydro-Québec pays the government a dividend corresponding to 75% of its net earnings. Hydro-Québec uses the portion of net earnings not paid to the government (25%) to finance its requirements.

–	For the government, this constitutes an investment that creates a financial requirement and thus an increase in gross debt.

Note that investments, loans and advances may vary from one year to another, particularly because of temporary investments made and redeemed.

[1]	From 2023-2024 to 2027-2028, the EDF’s net acquisitions of investments and loans average close to $1 billion annually.

The Québec
Government’s Debt	E.15

Net liability for pension plans and other employee future benefits

The net liability for pension plans and other employee future benefits corresponds to the government’s net commitments toward its public and parapublic sector employees.

The net liability for pension plans and other employee future benefits, which is included in the gross debt, is calculated by subtracting from the liability the balance of the sums accumulated to pay for these benefits. This is the balance of the Retirement Plans Sinking Fund (RPSF) and other funds.

As at March 31, 2023, the net liability for pension plans and other employee future benefits stood at $6.8 billion.1

Net liability for pension plans and other employee future benefits as at March 31, 2023
(millions of dollars)
Liabilities
Pension plans liability(1)	120 845
Other employee future benefits liability	1 344
Liability for pension plans and other employee future benefits	122 189
Assets
Retirement Plans Sinking Fund (RPSF) and other pension plans(2)	−113 903
Funds dedicated to other employee future benefits	−1 501
Asset for pension plans and other employee future benefits	−115 404
NET LIABILITY FOR PENSION PLANS AND OTHER EMPLOYEE FUTURE BENEFITS	6 785
(1)	Mainly the Government and Public Employees Retirement Plan (RREGOP) and the Pension Plan of Management Personnel (PPMP).

(2)	The value of the RPSF stands at $107.1 billion. The other funds consist mainly of that of the Pension Plan of the Université du Québec. For the RPSF, this is the book value. For information purposes, as at June 30 of this year, the market value of the RPSF was $111.8 billion.

[1]	As at March 31, 2022, it was $9.5 billion.

Update on Québec’s Economic
E.16	and Financial Situation

1.5	Debt representing accumulated deficits

Debt representing accumulated deficits consists of accumulated deficits figuring in the government’s financial statements. It is the debt that does not correspond to any assets. The federal government uses this concept to present the change in its debt.

As at March 31, 2023, the debt representing Québec’s accumulated deficits stood at $115.9 billion, or 21.0% of GDP.

The debt burden representing accumulated deficits is expected to decline to 16.9% of GDP as at March 31, 2028.

TABLE E.6

Factors responsible for the change in debt representing accumulated deficits

(millions of dollars)
	Debt, beginning of year	Budgetary deficit (surplus)	Accounting adjustments(1)	Deposits in the Generations Fund	Total change	Debt, end of year	% of GDP
2022-2023	109 943	6 150	2 908	−3 082	5 976	115 919	21.0
2023-2024	115 919	3 995	-341	−2 241	1 413	117 332	20.4
2024-2025	117 332	2 982	-341	−2 304	337	117 669	19.8
2025-2026	117 669	1 975	-341	−2 443	−809	116 860	19.0
2026-2027	116 860	966	-341	−2 652	−2 027	114 833	18.0
2027-2028	114 833	−4	-341	−2 775	−3 120	111 713	16.9

Note:	Debt at the start of fiscal 2022-2023 has been increased from $105.2 billion to $109.9 billion (an increase of $4.7 billion) due to the new accounting standard on the recognition of asset retirement obligations.
(1)	Accounting adjustments notably include the impact on debt of measuring derivative financial instruments at their fair value. This valuation results in temporary changes in the debt. For forecasting purposes, it is estimated that this impact will be amortized over the average maturity of the debt, which is 12 years.

The Québec
Government’s Debt	E.17

Québec’s public sector debt

The public sector debt includes the government’s gross debt, the debt of Hydro-Québec, the debt of municipalities as well as the debt of universities other than the Université du Québec and its constituents. This debt has served, in particular, to fund public infrastructure, such as roads, schools, hospitals, hydroelectric dams and water treatment plants.

As at March 31, 2023, Québec’s public sector debt stood at $307.9 billion, or 55.7% of GDP. These figures must, however, be seen in perspective, for they do not take into account the economic value of certain assets held by the government, such as Hydro-Québec, the Société des alcools du Québec and Loto-Québec.

Public sector debt as at March 31
(millions of dollars)
	2020	2021	2022	2023
Government’s gross debt	199 930	211 228	210 952	226 065
Hydro-Québec	43 839	44 831	46 225	49 438
Municipalities	29 424	30 020	31 263	30 952
Universities other than the Université du Québec and its constituents	1 639	1 452	1 379	1 395
PUBLIC SECTOR DEBT	274 832	287 531	289 819	307 850
% of GDP	59.8	63.8	57.5	55.7

Update on Québec’s Economic
E.18	and Financial Situation

1.6	The Generations Fund

Since 2006, the Generations Fund is an important pillar of the debt reduction strategy.

Subject to the adoption of Bill 35, An Act respecting the implementation of certain provisions of the Budget Speech of March 21 2023 and amending other provisions,5 three sources of revenue will be dedicated to the Generations Fund:

—	water-power royalties, which are paid by Hydro-Québec and private hydroelectricity producers;[6]

—	an additional contribution from Hydro-Québec, set at $650 million per year, taken from the dividend paid by Hydro-Québec to the government;

—	income generated by the investment of the sums making up the Generations Fund.

In 2023-2024, revenues dedicated to the Generations Fund will amount to $2.2 billion. They will gradually increase to $2.8 billion in 2027-2028 and to nearly $5.0 billion in 2037-2038.

As at March 31, 2024, the balance of the Generations Fund will stand at $18.7 billion, which is 8.6% of net debt. As announced in the March 2023 budget, withdrawals of $2.5 billion per year will be made in 2023-2024 and 2024-2025.

In the current context of high interest rates, these withdrawals will reduce the financing program and alleviate debt service.

TABLE E.7 Generations Fund
(millions of dollars)
	2023-2024	2024-2025	2025-2026	2026-2027	2027-2028
Book value, beginning of year(1)	18 911	18 652	18 456	20 899	23 551
Dedicated revenues
Water-power royalties
Hydro-Québec	770	790	821	916	917
Private producers	112	117	120	122	125
Subtotal	882	907	941	1 038	1 042
Additional contribution from Hydro-Québec	650	650	650	650	650
Investment income(2)	709	747	852	964	1 083
Total dedicated revenues	2 241	2 304	2 443	2 652	2 775
Use of the Generations Fund to repay borrowings	−2 500	−2 500	—	—	—
BOOK VALUE, END OF YEAR	18 652	18 456	20 899	23 551	26 326
% of net debt	8.6	8.2	9.1	10.0	11.1
% of GDP	3.2	3.1	3.4	3.7	4.0

(1) For information purposes, as at June 30, 2023, the fair value of the Generations Fund stood at $21.3 billion, $1.6 billion more than its book value. Like the book value, the fair value includes accounts receivable ($0.5 billion as at June 30, 2023).

 (2) The investment income of the Generations Fund corresponds to realized investment income (interest income, dividends,    gains on the disposal of assets, etc.). Therefore, the forecast may be adjusted upward or downward according to when the gains or losses are actually realized. An annual return of 4.5% is expected, corresponding to the historical average.

[5]	Bill 35 was tabled in the National Assembly on October 5, 2023.

[6]	Under the Watercourses Act, every holder of hydraulic powers in Québec is required to pay royalties, based in part on the amount of electricity generated.

The Québec
Government’s Debt	E.19

2.	Financing

2.1	Financing program

The financing program consists of long-term borrowings contracted during the fiscal year. The program is used to, among other things, repay maturing borrowings and meet net financial requirements, which notably include the budgetary deficit and the government’s capital investments.

For 2023-2024, the program stands at $21.9 billion, which is $7.6 billion less than projected in the March 2023 budget.

The decrease is mainly due to a reduction in net financial requirements, the increase in the outstanding amount of Québec Treasury bills, and higher-than-expected pre-financing.

As at October 20, 2023, borrowings contracted in 2023-2024 amount to $18.6 billion, or 85% of the scheduled program.

TABLE E.8 Government’s financing program in 2023-2024
(millions of dollars)
	March 2023	Adjustments	November 2023
Net financial requirements	18 647	−4 147	14 500
Repayments of borrowings	13 396	251	13 647
Use of the Generations Fund to repay borrowings	−2 500	—	−2 500
Withdrawal from the Accumulated Sick Leave Fund	—	−160	−160
Use of pre-financing		−2 233	−2 233
Change in cash position	—	—	—
Increase in the outstanding amount of Québec Treasury bills	—	−2 000	2 000
Transactions under the credit policy(1)	—	665	665
Pre-financing	—	—	—
TOTAL	29 543	−7 624	21 919

Note: A negative entry indicates a source of financing and a positive entry, a financial requirement.

(1)	The credit policy is designed to limit financial risk with respect to counterparties. Under this policy, the government disburses or receives sums that fluctuate with the market value of the contracts. The amounts exchanged do not affect the debt.

The Québec
Government’s Debt	E.21

The financing program will stand at $29.0 billion in 2024-2025.

For the three subsequent years, from 2025-2026 to 2027-2028, it will average $25.3 billion per year.

TABLE E.9 Government’s financing program from 2024-2025 to 2027-2028
(millions of dollars)
	2024-2025	2025-2026	2026-2027	2027-2028
Net financial requirements	15 843	14 337	15 212	13 701
Repayments of borrowings(1)	16 687	16 819	13 637	12 741
Use of pre-financing	—	—	—	—
Use of the Generations Fund to repay borrowings	−2 500	—	—	—
Retirement Plans Sinking Fund withdrawal	−1 000	−2 500	−3 500	−4 500
TOTAL	29 030	28 656	25 349	21 942

Note:	A negative entry indicates a source of financing and a positive entry, a financial requirement.
(1)	Repayments of borrowings according to data as at September 30, 2023.

Update on Québec’s Economic
E.22	and Financial Situation

2.2	Borrowings contracted in 2023-2024

The government aims to borrow at the lowest possible cost. To that end, it applies a strategy of diversifying sources of funding by market, financial instrument and maturity.

Thus far in 2023-2024, the government has contracted 39% of its borrowings on foreign markets, compared to an average of 27% over the last 10 years. In April 2023, Québec carried out its largest bond issue in U.S. dollars, a US$3.5 billion borrowing with a 5-year maturity. Québec plans to continue to take advantage of opportunities to issue on foreign markets. However, the government keeps no exposure of its debt to foreign currencies in order to neutralize the impact of variations in exchange rates on debt service.

In 2023-2024, conventional bonds in Canadian dollars are the main debt instrument used.

To date, the average cost of transactions in 2023-2024 was 3.94% with an average maturity of borrowings of 13 years, while the cost of the entire debt was 3.67% with an average remaining maturity of 12 years as at March 31, 2023.

TABLE E.10

Summary of long-term borrowings contracted in 2023-2024

Currencies	$million	%
CANADIAN DOLLAR
Conventional bonds	9 933	53.5
Savings products issued by Épargne Placements Québec	597	3.2
Green bonds	591	3.2
Immigrant investors(1)	157	0.8
Subtotal	11 278	60.7
OTHER CURRENCIES
U.S. dollar	6 702	36.1
Swiss franc	586	3.2
Subtotal	7 288	39.3
TOTAL	18 566	100.0

Note: Borrowings contracted as at October 20, 2023.

(1)	These borrowings are from sums advanced by immigrant investors. These sums are lent to the government through Investissement Québec.

The Québec
Government’s Debt	E.23

Green Bond program

In 2017, the government introduced a Green Bond program to fund projects providing tangible benefits with regard to protecting the environment, reducing greenhouse gas (GHG) emissions or adapting to climate change. Through this program, the government is contributing to, among other things, the development of a socially responsible investment market.

The program draws on the Green Bond Principles, a set of guidelines created to bring more transparency to the issuance, disclosure and reporting process.

The Québec Green Bond program’s framework, which was updated in July 2022, received the highest rating possible from CICERO (Center for International Climate Research).

Nine issues totalling $5.7 billion have been made since the program was launched, including an issue of $600 million made in June 2023. Given the demand for Québec’s Green Bonds and the government’s commitment to the environment, Québec has pledged to be a regular issuer of Green Bonds.

For more information, visit

http://www.finances.gouv.qc.ca/department/environment_green_economy/green_bonds.

Update on Québec’s Economic
E.24	and Financial Situation

Funding of public bodies

The main mission of the Financing Fund and Financement-Québec is to offer Québec’s public sector bodies financing at the lowest possible cost.

The clientele of the Financing Fund consists of public bodies included in the government reporting entity, whereas the clientele of Financement-Québec consists of public bodies not included in the government reporting entity. In fiscal 2023-2024, the Financing Fund’s long-term loan program stands at nearly $10.3 billion, and that of Financement-Québec, to nearly $1.3 billion.

Financing Fund’s long-term loan program in 2023-2024	Financement-Québec’s long-term loan program in 2023-2024

(1) Includes school service centres, school boards, CEGEPs, Université du Québec and its constituents.	(1) Includes municipal transit authorities, the Réseau de transport métropolitain and the Autorité régionale de transport métropolitain.

As a result of the change in the application of the accounting standard respecting transfer payments, the government has decided to modify the terms and conditions for the payment of grants related to infrastructure projects. Grants related to subsidized investments are now paid in cash as repayment of temporary loans contracted with the Financing Fund or Financement-Québec rather than as repayment of debt service on long-term loans.

This change in payment terms is implemented gradually. In 2022-2023, the Ministère de la Santé et des Services sociaux started making cash payments, followed, in 2023-2024, by the Ministère de l’Éducation. As such, no new long-term loans are planned in connection with these grants. Long-term financing will remain for non-subsidized investments.

Essentially, the government continues to finance its infrastructure through long-term borrowing on the financial markets regardless of whether it chooses to finance the grant recipient entity on a long-term basis or to pay cash for its grant.

The Québec
Government’s Debt	E.25

2.3	Debt management strategy

The government’s debt management strategy aims to minimize the cost of debt while limiting the risks related to fluctuations in foreign exchange and interest rates.

The government uses a range of financial instruments, particularly interest rate and currency swap agreements (swaps), to achieve desired debt proportions by currency and interest rate.

❑	Structure of gross debt by currency

As at March 31, 2023, before taking swaps into account, 77% of the gross debt was in Canadian dollars, 11% in euros, 10% in U.S. dollars, 1% in pounds sterling, 1% in Australian dollars, less than 1% in Swiss francs and less than 1% in other foreign currencies (yen, New Zealand dollar and Swedish krona).

After taking swaps into account, the entire gross debt is denominated in Canadian dollars.

Since 2012-2013, the government has maintained no exposure of its debt to foreign currencies.

Swaps allow for neutralization of the impact of variations in exchange rates on debt service.

TABLE E.11

Structure of gross debt by currency as at March 31, 2023

(per cent)

	Before swaps		After swaps
Canadian dollar	77		100
Euro	11		0
U.S. dollar	10		0
Pound sterling	1		0
Australian dollar	1		0
Swiss franc	0	(1)	0
Other (yen, New Zealand dollar and Swedish krona)	0	(1)	0
TOTAL	100		100

Note: Gross debt including pre-financing.

(1)	The proportion of debt attributable to the Swiss franc and other currencies before swaps is less than 1%.

Update on Québec’s Economic
E.26	and Financial Situation

❏	Structure of gross debt by interest rate

The government keeps part of its debt at fixed interest rates and part at floating interest rates.

As at March 31, 2023, after taking swaps into account, the proportion of gross debt at fixed interest rates7 was 86.6%, and the proportion at floating interest rates was 13.4%.

Moreover, as at March 31, 2023, the share of gross debt subject to an interest rate change in 2023-2024 stood at 16.7%. This share includes debt at floating interest rates (13.4%) as well as debt at fixed rates to be refinanced in 2023-2024 (3.3%).

CHART E.4 Structure of gross debt by interest rate as at March 31, 2023

Note: Gross debt including pre-financing.

[7]	This proportion includes debt at fixed interest rates maturing in more than one year (83.3%) as well as debt at fixed interest rates to be refinanced in 2023-2024 (3.3%).

The Québec
Government’s Debt	E.27

❏	Debt maturity

Maturities of new borrowings are distributed over time to ensure a stable refinancing profile and foster a regular presence of the government on capital markets. To date, approximately 71% of the borrowings contracted in 2023-2024 had a maturity of 10 years or more, while the average over the last 10 years is 76%. The average maturity of issues in 2023-2024 is 13 years.

CHART E.5 Maturity of transactions carried out in 2023-2024

The diversification of borrowings by term is reflected on the debt maturity profile as shown in the following chart. As at March 31, 2023, the average maturity of the debt was 12 years.

CHART E.6 Maturity profile of long-term debt as at March 31, 2023
(millions of dollars)

Note:	This is the debt issued on financial markets by the government and Financement-Québec, minus the balance of the Sinking Fund for Government Borrowing.

Update on Québec’s Economic
E.28	and Financial Situation

2.4	Yield on Québec’s debt securities

The recent rise in interest rates brings the yield of 3-month Québec Treasury bills to 5.2%, its highest level since January 2001. Following a low of 1.2% in July 2020, the yield on 10-year Québec government securities stands at 4.8%, a peak since November 2008. An increase in the yield of Québec securities translates into an increase in Québec’s debt cost, since these securities are used to fulfill the financing program.

CHART E.7 Yield on the Québec government’s securities
(per cent)

Sources: PC-Bond and Ministère des Finances du Québec.

Yields on 10-year securities in Québec and Ontario are currently very similar. At present, the spread is slightly in Québec’s favour, at around 1 basis point.

CHART E.8 Yield spread on long-term (10-year) securities
(percentage points)

Source: PC-Bond.

The Québec
Government’s Debt	E.29

3.	Credit ratings

3.1	Québec’s credit ratings

A credit rating measures the ability of a borrower, such as the Québec government, to pay interest on its debt and repay the principal at maturity.

A high credit rating means access to a broader pool of investors and advantageous borrowing costs.

Québec’s credit rating is evaluated by six credit rating agencies.

In 2023, all agencies have confirmed Québec’s credit rating with a stable outlook.

Overall, the credit rating agencies emphasized that Québec had a strong and diversified economy, and that the government’s commitment to returning to a balanced budget demonstrated sound management of public finances. The agencies also noted that the government’s commitment to reducing the debt burden was a positive element.

TABLE E.12 Québec’s credit ratings
Credit rating agency	Credit rating	Outlook
Standard & Poor’s (S&P)	AA−	Stable
Moody’s	Aa2	Stable
Fitch Ratings	AA−	Stable
DBRS Morningstar	AA (low)	Stable
Japan Credit Rating Agency (JCR)	AAA	Stable
China Chengxin International (CCXI)(1)	AAA	Stable

Note: Québec’s credit ratings as at October 20, 2023.

(1)	Credit rating for bond issues on the Chinese market.

The Québec
Government’s Debt	E.31

3.2	Comparison of the credit ratings of Canadian provinces

The following charts show the credit ratings of Canadian provinces by Standard & Poor’s, Moody’s, DBRS Morningstar and Fitch Ratings.

CHART E.9 Credit ratings of Canadian provinces – Standard & Poor’s

Note: Credit ratings as at October 20, 2023.

(1)	This province has a negative outlook.
(2)	These provinces have a positive outlook.

CHART E.10 Credit ratings of Canadian provinces – Moody’s

Note: Credit ratings as at October 20, 2023.

(1)	These provinces have a positive outlook.

Update on Québec’s Economic
E.32	and Financial Situation

CHART E.11 Credit ratings of Canadian provinces – DBRS Morningstar

Note: Credit ratings as at October 20, 2023.

(1)	This province has a positive outlook.

CHART E.12 Credit ratings of Canadian provinces – Fitch Ratings

Note:	Five provinces receive a credit rating from Fitch Ratings. Credit ratings as at October 20, 2023.
(1)	This province has a positive outlook.

The Québec
Government’s Debt	E.33

Section F

ALTERNATIVE FORECAST SCENARIOS

Summary			F.3

1.	An economic forecast in an uncertain environment:
	Two alternative scenarios		F.5

	1.1	Two alternative economic forecast scenarios	F.6

	1.2	Alternative scenarios and changes in the main economic indicators	F.8

2.	Potential impacts on the financial framework		F.11

	2.1	Potential impact on the plan to return to fiscal balance	F.11

3.	Potential impacts on Québec’s net debt		F.15

F.1

Summary

In Québec, like elsewhere in the world, economic activity is taking place in an uncertain environment. Multiple events could have an upside or downside effect on the economic outlook in the coming months. For example, a worsening of geopolitical tensions or a shift in inflation would impact global economic growth and, in turn, Québec’s economic outlook.

As a result, and to be transparent, the Ministère des Finances is presenting, in its Update on Québec’s Economic and Financial Situation, two alternative economic forecast scenarios to estimate the impacts of a decline in real GDP or stronger-than-forecast economic growth on the financial framework and the Québec government’s debt, namely:

—	a scenario forecasting a recession, in which economic activity is expected to decline by 0.8% in 2024, then rebound by 1.9% in 2025;

—	In comparison to the baseline scenario, the negative gap in terms of GDP reaches 1.5 percentage points in 2024, but the rise in economic activity is 0.3 percentage points higher in 2025.

—	a scenario forecasting strong growth, in which the rise in economic activity in 2024 is stronger than forecast under the baseline scenario (2.2% in 2024). However, slightly weaker real GDP growth is anticipated for 2025 (1.2%).

—	The gaps in comparison to the baseline scenario amount to +1.5 percentage points in 2024 and −0.4 percentage points in 2025.

TABLE F.1 Real GDP – Québec
(percentage change, shock in percentage points)
	Baseline scenario	Recession scenario		Strong growth scenario
	Change	Shock	Change	Shock	Change
2023	0.6	—	0.6	—	0.6
2024	0.7	−1.5	−0.8	+1.5	2.2
2025	1.6	+0.3	1.9	−0.4	1.2
2026	1.6	+0.9	2.5	−0.9	0.7
2027	1.6	+0.3	1.9	−0.3	1.3
Note: The positive and negative shocks under the alternative scenarios in comparison to the baseline scenario are symmetrical. Differences may not add due to rounding.

Alternative
Forecast Scenarios	F.3

❏	Impact of alternative scenarios on the budgetary balance and net debt

If one of the two alternative scenarios were to occur, an additional downward or upward effect on the budgetary balance amounting to approximately $3.0 billion over five years would be expected.

If the economic situation were to deteriorate, the projected deficits would be higher in the short term and fiscal balance could be achieved in 2027-2028.

—	The contingency reserve would be used, in particular, to curb increases in projected deficits and reduce the pressure on the financial framework.

Conversely, an improvement in the economic situation could reduce the projected deficits, or even allow fiscal balance to be restored before 2027-2028.

The financial framework presented in the Update on Québec’s Economic and Financial Situation is prudent and based on balanced economic and budgetary forecasts.

Fiscal balance could be restored by 2027-2028 and long-term net debt reduction targets could be reached, even if the economic slowdown were to be more pronounced than expected.

Lastly, as at March 31, 2028, the net debt-to-GDP ratio would be up 0.5 percentage points or down 0.4 percentage points compared to the baseline scenario in the fall 2023 economic and financial update.

—	The latter scenario forecasts a ratio of 35.9%, whereas the ratio would be 36.4% under the recession scenario or 35.5% under the strong growth scenario.

Update on Québec’s Economic
F.4	and Financial Situation

1.	An economic forecast in an uncertain environment: Two alternative scenarios

Over the past year, most major central banks have raised their policy rates to bring inflation under control. The effects of monetary tightening are gradually being felt on the economy and prices. In Québec, recent statistics confirm that economic activity is slowing down.

—	Thus, after two years of strong growth, real GDP is expected to expand by 0.6% in 2023 and 0.7% in 2024.

—	This is in line with the average private sector growth forecasts (+0.6% in 2023 and in 2024).

Although the economic forecast is balanced and prudent, it is not shielded from events that could impact the economic outlook, both on the downside and the upside.

❏	Economic activity in Québec is evolving in a context of great uncertainty

The economic forecast scenario helps the Québec government establish the budgetary framework.

—	Many assumptions are tied to the baseline economic scenario. They reflect as closely as possible the economy’s current situation and expected changes. Although the assumptions were reasonable and prudent when the forecast was prepared, there is significant uncertainty in the current economic environment.

—	In particular, the fall 2023 Update on Québec’s Economic and Financial Situation forecasts reflect a global economic slowdown over which the Québec government has little influence.

—	The assumptions are tied to various risks. If these risks were to materialize, real GDP growth could either exceed or fall short of the baseline scenario forecast.

Alternative
Forecast Scenarios	F.5

1.1	Two alternative economic forecast scenarios

In light of persistent economic uncertainty, the Ministère des Finances has developed two alternative growth scenarios that could characterize the economy in the coming years, namely:

—	a scenario forecasting a recession;

—	a scenario forecasting strong growth.

Under these scenarios, the impacts of a recession or stronger-than-expected economic growth on the financial framework and the Québec government’s debt are assessed.

CHART F.1 Change in real gross domestic product according to the scenarios in Québec
(millions of chained 2012 dollars)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

❏	Recession scenario

The recession scenario reflects a more pronounced economic slowdown in 2024 than forecast under the baseline scenario. This scenario would reflect the occurrence of certain risks. For example:

—	persistent inflation could prompt central banks to tighten monetary policy further or maintain tight monetary policy longer than anticipated, which would have effects on funding rates;

—	a worsening of geopolitical tensions could drive up commodity prices on international markets, particularly for raw materials and energy;

—	households and businesses could exercise greater caution. This situation would have a significant adverse impact on residential and non-residential investment and rein in household consumption.

Under this scenario, Québec would experience a recession in 2024. Economic activity would fall by 0.8% in 2024, a negative gap of 1.5 percentage points in comparison to the baseline scenario.

—	This shock would be followed by a sharper rebound in 2025 and 2026, such that real GDP would return to a level equivalent to the baseline scenario by early 2027.

Update on Québec’s Economic
F.6	and Financial Situation

❏	Strong growth scenario

The strong growth scenario reflects a more robust increase in economic activity than forecast in the baseline scenario. Various factors could contribute individually or simultaneously to an improvement in the outlook. For example:

—	if inflation moderates faster than forecast under the baseline scenario, central banks could ease monetary policy sooner and more rapidly;

—	higher-than-expected economic growth would incite companies to hire more. A more favourable labour market could result in a sharper rise in consumer spending;

—	households could also use up a greater portion of the savings they accumulated in 2020 during the initial months of the pandemic. In such a situation, their spending would rise more sharply than forecast under the baseline scenario;

—	in addition, the impact of a number of global factors could see global real GDP strengthen more than anticipated. In particular, the U.S. economy was resilient in the first half of 2023. A stronger-than-expected increase in U.S. real GDP could bolster Québec’s exports and economic activity.

Under this scenario, economic activity would grow by 2.2% in 2024, a positive gap of 1.5 percentage points in comparison to the baseline scenario.

—	This strong pace of growth would ease slightly in 2025 and 2026, bringing real GDP back in line with the baseline scenario by early 2027.

TABLE F.2

Real GDP – Québec

(percentage change, shock in percentage points)
	Baseline scenario	Recession scenario		Strong growth scenario
	Change	Shock	Change	Shock	Change
2023	0.6	—	0.6	—	0.6
2024	0.7	−1.5	−0.8	+1.5	2.2
2025	1.6	+0.3	1.9	−0.4	1.2
2026	1.6	+0.9	2.5	−0.9	0.7
2027	1.6	+0.3	1.9	−0.3	1.3
Note: The positive and negative shocks under the alternative scenarios in comparison to the baseline scenario are symmetrical. Differences may not add due to rounding.

Alternative
Forecast Scenarios	F.7

1.2	Alternative scenarios and changes in the main economic indicators

The assumptions regarding the economic outlook affect all the components of the forecast, including real GDP, nominal GDP and employment.

❏	A potential recession would negatively impact the main economic indicators

The recession scenario forecasts a 0.8% decline in real GDP in 2024. Under this scenario, households and businesses would exercise greater caution and limit their consumption and investment expenditures, leading to a decline in employment and an increase in the unemployment rate. i

In particular, in 2024:

—	nominal GDP growth would fall from 3.4% under the baseline scenario to 1.8%, a negative gap of 1.6 percentage points;

—	a 0.4% drop in employment would be expected compared to job creation of 0.4% under the baseline scenario;

—	the unemployment rate would average 5.0%, exceeding the baseline scenario (4.5%);

—	expected job losses under this scenario compared to the expected gains under the baseline scenario would result in a more modest increase in wages and salaries (2.2% compared to 3.5% under the baseline scenario);

—	the net operating surplus of corporations would decline by 2.2%, whereas a 2.2% increase is expected under the baseline scenario;

—	growth in consumption, excluding food expenditures and shelter, would stand at 2.0%, while growth of 2.7% is projected under the baseline scenario.

❏	Stronger growth would improve forecasts for most economic indicators

The strong growth scenario forecasts real GDP growth of 2.2% in 2024. This represents sharper growth than that under the baseline scenario (+0.7%). Under this scenario, the labour market would remain strong, household expenditures would remain robust and greater demand for goods and services would boost business optimism.

In particular, in 2024:

—	nominal GDP growth would rise from 3.4% under the baseline scenario to 4.9%, a positive gap of 1.5 percentage points;

—	job creation would be expected to stand at 1.2% compared to 0.4% under the baseline scenario;

—	the unemployment rate would average 4.0%, a lower level than the baseline scenario (4.5%);

—	the strength of the labour market would result in a sharper increase in wages and salaries, which would grow by 4.9% compared to 3.5% under the baseline scenario;

Update on Québec’s Economic
F.8	and Financial Situation

—	the net operating surplus of corporations would surge 6.6%, outperforming the baseline scenario forecast (2.2%);

—	growth in consumption, excluding food expenditures and shelter, would stand at 3.4%, rather than 2.7% under the baseline scenario forecast.

TABLE F.3

Economic indicators in Québec in 2024 and 2025

(percentage change, unless otherwise indicated)
	Baseline scenario		Recession scenario		Strong growth scenario
	2024	2025	2024	2025	2024	2025
GDP, in real terms	0.7	1.6	−0.8	1.9	2.2	1.2
Consumer price index	2.7	2.1	2.3	2.2	3.1	2.1
Employment	0.4	0.5	−0.4	0.5	1.2	0.5
Unemployment rate (per cent)	4.5	4.4	5.0	4.9	4.0	3.9
GDP, in nominal terms	3.4	3.5	1.8	3.9	4.9	3.2
Wages and salaries, in nominal terms	3.5	3.4	2.2	3.7	4.9	3.1
Net operating surplus of corporations, in nominal terms	2.2	2.7	−2.2	3.7	6.6	1.7
Consumption, excluding food expenditures and shelter, in nominal terms	2.7	3.7	2.0	3.9	3.4	3.6

Alternative
Forecast Scenarios	F.9

2.	POTENTIAL IMPACTS ON THE FINANCIAL FRAMEWORK

2.1	Potential impact on the plan to return to fiscal balance

The Update on Québec’s Economic and Financial Situation maintains that fiscal balance will be restored in 2027-2028, as anticipated in the March 2023 budget. Under the baseline scenario, the budgetary balance shows a deficit of $4.0 billion in 2023-2024, after deposits of dedicated revenues in the Generations Fund. An improvement of $1.0 billion is forecast each year afterwards, until a balanced budget is reached in 2027-2028.

Presenting alternative scenarios forecasting a recession or strong growth illustrates how achieving fiscal balance could be affected if the economic situation were to take a different trajectory than forecast in the Update on Québec’s Economic and Financial Situation.

—	If the economic situation were to deteriorate, the projected deficits would be higher in the short term, but fiscal balance could be achieved in 2027-2028.

—	The contingency reserve would be used, revenue-related measures would be implemented or expenditure growth would be curtailed to curb increases in projected deficits and reduce the pressure on the financial framework.

—	Conversely, an improvement in the economic situation could reduce the projected deficits, allowing fiscal balance to be restored before 2027-2028.

CHART F.2 Return to a balanced budget – Baseline scenario and alternative scenarios
(billions of dollars)

Alternative
Forecast Scenarios	F.11

❏	Impact on the financial framework

If the recession scenario or the strong growth scenario were to occur, an additional downward or upward effect on the budgetary balance amounting to approximately $3.0 billion over five years1 would be expected.

Specifically, an upward or downward change in own-source revenue amounting to approximately $2.6 billion1 would be expected over the period covered by the financial framework, while debt-servicing costs would change by about $350 million.1

The additional impact of the alternative scenarios on own-source revenue would be higher in 2024-2025 and would then gradually decline starting the following year, as real GDP growth moves back in line with the baseline scenario forecast.

—	In 2024-2025, the additional impact of alternative scenarios would amount to approximately $1.6 billion.

—	In 2027-2028, the alternative scenarios would have very little impact on own-source revenue in comparison to the baseline scenario.

The impact of the alternative scenarios on debt service would gradually increase over the period covered by the financial framework, in line with the increase or decrease in the budgetary deficits.

—	For example, if budgetary deficits were to deteriorate due to the temporary decline in economic activity expected under the recession scenario, debt-servicing costs would ultimately rise by $113 million.

TABLE F.4

Additional impact of the alternative scenarios on the budgetary balance

(millions of dollars)
	2023-2024	2024-2025	2025-2026	2026-2027	2027-2028	Total
Budgetary balance(1) – Baseline scenario	−3 995	−2 982	−1 975	−966	4
Additional impact of the recession scenario
Own-source revenue	−124	−1 692	−704	−153	−31	−2 704
Debt service	−3	−42	−92	−110	−113	−360
Total additional impact	−127	−1 734	−796	−263	−144	−3 064
Adjusted budgetary balance(1),(2)	−4 122	−4 716	−2 771	−1 229	−140
Additional impact of the strong growth scenario
Own-source revenue	129	1 581	724	122	15	2 570
Debt service	3	40	88	105	108	344
Total additional impact	132	1 621	812	227	123	2 914
Adjusted budgetary balance(1),(3)	−3 863	−1 361	−1 163	−739	127

Note: Totals may not add due to rounding.

(1) Budgetary balance within the meaning of the Balanced Budget Act, before use of the stabilization reserve.

(2) The budgetary balance projected in the recession scenario excludes the financial impacts of possible government intervention to stimulate the economic recovery.

(3) The budgetary balance projected in the strong growth scenario excludes the financial impacts of any additional measures that may be announced.

[1]	Average in absolute value of the impacts of the two alternative scenarios over five years.

Update on Québec’s Economic
F.12	and Financial Situation

■	Details of the adjustments by source

The recession and strong growth scenarios have an impact on own-source revenue and debt-servicing costs.

—	Changes in own-source revenue, mainly tax revenue, are closely tied to changes in the main economic indicators.

—	Debt-servicing costs are linked to budgetary deficits and interest rates.

In comparison to the baseline scenario, the alternative scenarios would result in an increase or decrease in:

—	revenue from personal income tax of nearly $1.1 billion over five years[2] due to the weaker or stronger growth in wages and salaries forecast under these scenarios in 2024;

—	revenue from corporate taxes of approximately $805 million over five years[2] due in particular to the decline or stronger growth in the net operating surplus of corporations expected under these scenarios in 2024;

—	revenue from consumption taxes of approximately $320 million over five years[2] due to the weaker or stronger growth in consumption excluding food expenditures and shelter under the alternative scenario forecasts in 2024;

—	debt-servicing costs of approximately $350 million over five years,[2] due to changes in budgetary deficits.

TABLE F.5

Additional impact by source – 2024-2025 and total over five years
(millions of dollars)
	Recession scenario		Strong growth scenario
	2024-2025	Total over five years	2024-2025	Total over five years
Own-source revenue
– Personal income tax	−667	−1 081	672	1 055
– Corporate taxes	−528	−860	407	746
– Consumption taxes	−188	−318	189	323
– Tax revenue	−309	−445	313	446
Total ‒ Own-source revenue	−1 692	−2 704	1 581	2 570
Debt service	−42	−360	40	344
Total additional impact	−1 734	−3 064	1 621	2 914
Note: Totals may not add due to rounding.

[2]	Average in absolute value of the impacts of the two alternative scenarios over five years.

Alternative
Forecast Scenarios	F.13

3.	Potential impacts on Québec’s net debt

Under the baseline scenario in the fall 2023 economic and financial update, Québec’s net debt would stand at $209.8 billion as at March 31, 2023, or 38.0% of GDP. A decline to 35.9% of GDP is forecast by 2027-2028.

Under the recession scenario, the net debt-to-GDP ratio would be 0.9 percentage points higher in 2024-2025, bringing it to 38.7%.

—	The ratio would then gradually decline to reach 36.4% of GDP as at March 31, 2028, that is, 0.5 percentage points of GDP or $3.1 billion higher than under the baseline scenario.

—	Long-term net debt reduction targets would be met under the recession scenario.

Under the strong growth scenario, the net debt-to-GDP ratio would decrease gradually each year.

—	As at March 31, 2028, the ratio would stand at 35.5% of GDP, or 0.4 percentage points of GDP lower than under the baseline scenario.
CHART F.3 Net debt as at March 31 – Baseline scenario and alternative scenarios
(percentage of GDP)

Alternative
Forecast Scenarios	F.15